MFS®/Sun Life Series Trust

ANNUAL REPORT • December 31, 1999

Capital Appreciation Series
Emerging Growth Series
Global Growth Series
(formerly World Growth Series)
Managed Sectors Series
Massachusetts Investors Trust Series
(formerly Conservative Growth Series)
Research Series
Total Return Series
Utilities Series

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research℠ at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.

Letter from the President

Dear Contract Owners,

One could easily argue that the Internet represents the greatest technological development most of us may see in our lifetimes. There is no disputing that this new communication medium is changing forever the way we work, play, and shop. One might also argue that investing in this new technology represents the investment opportunity of a lifetime. The question for any investor is whether and how to take advantage of it.

The popular press, it seems, would have us believe that by surfing the Web, we can learn everything we need to know about investing. Indeed, there is no doubt that Internet-delivered information and brokerage services enable individual investors to be well-informed and to trade at bargain prices. But we believe the facts argue that, for most of us, professionally managed investment portfolios purchased through a financial consultant will continue to be one of the best products for long-term investing in this new millennium.

Why do we believe managed portfolios plus professional advice will continue to define the best course of action for many investors? Let's look at some of the characteristics of a successful long-term investment approach:

- **Having a plan and sticking to it:** Our experience is that successful investors — those whose lives are enriched by the fruits of their investing — share two characteristics. They have a plan for reaching their monetary goals, and they stick with that plan through up markets and down. And for many investors, working with a financial consultant may be the best way to develop a plan. Although the Internet abounds with calculators for developing all sorts of investment plans, none has your consultant's high level of experience and an understanding of your unique situation. And no calculator can counsel you during a down market, when you may be tempted to abandon your goals and your plan.
- **Diversification:** Few individual investors can afford to own a large number of holdings, so poor performance of one company can potentially drag down their entire personal portfolio. This is especially true when investing in volatile new areas such as the Internet. On the other hand, a diversified, professionally managed investment portfolio that owns dozens or even hundreds of holdings is better positioned to survive a disappointment in one or several investments.
- **Good in a down market:** As we enter the tenth year of the greatest bull market in history, it's easy to forget that market downturns are an almost inevitable part of investing. Few managed portfolios, of course, are going to be up when the overall market is down. But we believe diversified, professionally managed investment portfolios may be less likely to suffer the extreme downturns experienced by a large number of individual holdings when the market heads south.
- **MFS Original Research®:** The Internet is one of the greatest research tools ever invented, but it's still not the same as being eyeball to eyeball with the management of a company and discussing their plans for their firm's future.
- **Good performance at an acceptable level of risk:** Investing in individual stocks or bonds does indeed offer the potential of exhilarating performance that few managed portfolios even attempt. The downside is that the most exciting investments are also likely to be the ones that give you sleepless nights. The diversification and professional management of investment portfolios helps make them inherently less risky than individual stock picking, and managed portfolios are available in a wide range of risk profiles.

We believe that now, more than ever, managed investment portfolios sold by an investment professional may offer many investors the best way to participate in whatever investment opportunities the new millennium may bring. The combination of professional portfolio management and professional advice recognizes the key reason that investors give us their money: because they don't want to make a hobby or a second profession out of investing; they simply want their money to work for them so they have a better likelihood of realizing their dreams.

As always, we appreciate your confidence in MFS and Sun Life, and welcome any questions or comments you may have.

Respectfully,



C. James Prieur
President of the MFS®/Sun Life Series Trust

January 15, 2000

Investments in variable annuities will fluctuate and may be worth more or less upon redemption.

Variable annuities are designed for long-term retirement investing; please see your financial consultant for more information.

The opinions expressed in this letter are those of C. James Prieur, and no forecasts can be guaranteed.

Management Review and Outlook

Capital Appreciation Series

For the 12 months ended December 31, 1999, the Series provided a total return of 32.64% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 21.04% return for the Standard & Poor's 500 Composite Index (the S&P 500), a popular, unmanaged index of common stock total return performance, and a 41.65% return for the average capital appreciation portfolio tracked by Lipper Analytical Services, Inc., an independent firm that reports performance.

In line with what we perceived as a shift in the overall markets, we repositioned the Series over the course of 1999 to try to take advantage of technology-related opportunities in three key areas: leisure, telecommunications, and technology itself.

In the entertainment industry, the Series benefited from large positions in radio-station operators Infinity Broadcasting and Clear Channel Communications. As the major television networks have lost viewers to cable and as Americans have increased the time they spend in their cars, radio has gained advertising market share. A strong user of radio ads has been the Internet community, as a significant portion of the money raised by many Internet IPOs (initial public offerings) appears to us to be flowing into advertising. Infinity Broadcasting is known as a dominant owner of radio stations in the top 20 markets across the country. The company is also notable, we believe, for having very good management. Clear Channel Communications has traditionally been the leader in the markets outside the top 20 cities. However, through recent acquisitions, they also have moved heavily into the top 20 markets and into billboard advertising and European radio.

The portfolio's holdings in the telecommunications area were significantly increased this year to try to profit from what we perceived as a global trend toward wireless communication of both

voice and data. In the United States and in Europe, cellular providers have been striving to create national or continental networks, which could allow customers to pay a flat rate to use their phones anywhere. The Series is invested in U.S. wireless network companies Nextel and Sprint PCS. We also have holdings in several European cellular networks we feel are potential candidates for stock price appreciation as they have thriving businesses in their own right and may be acquisition candidates. These companies include Bouygues, one of the largest French cellular operators; Telecom Italia Mobile, a cellular operator that serves Italy; and Mannesmann, a German cellular operator that recently acquired a British telecommunications company called Orange and is itself the current subject of a takeover attempt by Vodafone AirTouch, another British telecommunications company.

Mannesmann is also a good example of the global reach of MFS Original Research®. Its addition to the portfolio this year was in large part the result of ongoing discussions with our analyst in London, who believed that the company had potential to benefit from the global expansion of wireless communication, and also felt that Mannesmann could be a possible acquisition candidate. In fact, Mannesmann, as well as most of our other holdings in cellular providers, has been a strong performer this year.

The Series also has holdings in leading cellular equipment manufacturers, including Nokia and Motorola. In addition to allowing the Series to have profited from the recent high demand for voice handsets, this positions the portfolio to potentially benefit from wireless data communication using the Internet. We believe this will become a strong trend over the next several years, requiring users to purchase an entirely new class of cellular handsets and other devices designed to transmit data as well as voice.

A final key area for the Series this year was technology. In our opinion, technology has been by far the biggest driver of the market in the second half of 1999. Top portfolio holdings such as Cisco, Sun Microsystems, and Oracle have benefited from the tremendous changes taking place in technology, especially the ongoing building and upgrading of the Internet. Our experience with Cisco illustrates how we use research to make buying decisions.

Cisco had built a great business providing routers and other products for so-called enterprise computing, which is basically internal communications systems for large corporations. Early in 1999, we met with Cisco's management regarding their plans to expand into a new arena, developing routers and software for the Internet. Based on our meeting and further research, we became convinced that the market opportunity for Cisco over the next several years was huge, and we significantly increased our Cisco holding in the portfolio. Cisco has since become a major beneficiary of the buildup of the Internet, and the stock became one of our best-performing technology holdings of the year.

There were also holdings that disappointed us this year and detracted from performance. Most of these were in the area of consumer goods and services, which the market had seemed to favor for the last several years but turned against in 1999. Holdings in supermarkets, drugstore chains, and office supply superstores — such as Safeway, CVS, and Office Depot — suffered lower P/E (price-to-earnings) multiples, largely because of the market's perception that these "brick and mortar" businesses would be hurt by online competitors and by the expansion of mega-stores such as Wal-Mart into their markets. We therefore reduced our consumer goods and services holdings over the course of the year and dramatically increased the portfolio's weightings in the better-performing technology and communications areas.

Looking ahead, we feel there will be more growth opportunity in technology — and in associated areas like telecommunications and leisure — than just about anywhere else in the market. But we are concerned about the high valuations in these sectors. As market valuations in tech and tech-related stocks become increasingly higher than those in other sectors, we believe the risk increases of a correction at some point.

Another potential danger to the markets is rising interest rates. Our feeling is that rates may continue to increase somewhat in the first half of the year, but we don't expect that they will move dramatically in either direction. In our opinion, there is no major inflationary force to drive large rate increases, and we think the steps the Federal Reserve Board has taken will keep U.S. growth at a moderate level.

Emerging Growth Series

For the 12 months ended December 31, 1999, the Series provided a total return of 75.81% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 39.16% return for the average mid-cap portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to returns of 21.26% for the Russell 2000 Total Return Index (the Russell 2000) and to 21.04% for the S&P 500. The Russell 2000 is an unmanaged index comprised of 2,000 of the smallest U.S.-domiciled company common stocks (on the basis of capitalization) that are traded in the United States on the New York Stock Exchange, the American Stock Exchange, and NASDAQ.

We are pleased to report that the Series in 1999 showed very good performance, both absolutely and compared to our benchmarks. We attribute this success to our underlying investment philosophy. Our goal for the Series is to invest in high-growth companies operating in dynamically growing industries. We actively seek out such rapidly growing companies, especially those we believe have the potential for generating positive earnings surprises. It was particularly helpful to performance when we were able to select those companies whose earnings exceeded company predictions or Wall Street expectations.

To find high-growth stocks, we have tended, in 1999, to focus on three general areas: biotechnology, telecommunications, and technology with a telecommunications focus. Furthermore, in our search for companies with the strongest relative earnings growth, we avoided companies whose earnings growth rate was slowing or plateauing. For example, the portfolio was underweighted in financial services, where rising interest rates in 1999 put a damper on earnings at many companies. In general, we also avoided investing in many of the traditional steady earners such as drugstores and supermarkets. It was our concern that the market would perceive these industries as being vulnerable to online-related competition. Our decision to underweight these areas freed up resources for investing in fast-growing areas like biotechnology, telecommunications, and technology.

In the biotechnology area, our performance was paced by early identification of a quality company, MedImmune, whose drug Synagis has become the gold standard of care for treatment of infants with certain respiratory disorders. The drug also appears to have potential for treating lung-impaired elderly patients. Most importantly, we believe no competition for the drug exists or is anticipated. In our opinion, the potential worldwide market for this product alone is $2.5 billion. Since MedImmune's sales in 1999

were less than $400 million, we envision considerable potential for earnings growth over the next few years. We continue to seek out biotechnology companies like MedImmune, with effective products directed towards a substantial but underserved market. We believe the biotechnology sector will provide exciting opportunities for the foreseeable future.

In the telecommunications area, we focused on companies in markets like the United States, Europe, and Japan that were benefiting from the global shift to wireless transmission of voice and data. Cellular companies we own include NTT Mobile Communications Network, the largest cellular carrier in Japan; Bouygues, one of the largest French cellular operators; Sonera, owner of the largest cellular business in Finland; and Voicestream, one of the few remaining U.S. wireless entities not yet owned by a large telecommunications company. Although we believe each of these companies can continue to do well on its own, we expect that some of them may become acquisition targets for larger companies aiming for global cellular coverage. If that occurs, our portfolio should benefit from the takeover premium that often affects stock prices in this industry.

In the area of technology, our premier holding has been QUALCOMM. This company owns patents for the CDMA technology standard used for wireless communication throughout much of the world. As a result of its patent position, QUALCOMM gets a royalty on the communications chips and on the handsets sold. Since a large part of its revenues come from licensing its patents, the company's earnings have benefited from high margins and high barriers to entry. However, despite its intellectual property strength, the company's stock languished in recent years, in part because of an ongoing lawsuit with Ericsson over technology standards. Believing that the lawsuit would be settled in QUALCOMM's favor, we began to invest in it early this year. When the lawsuit was in fact settled favorably, and when global wireless growth turned out to be greater than expected, the stock responded spectacularly, amply rewarding our early endorsement. In our opinion, since wireless penetration is only at about 30% of users in the United States, as compared to 50%-60% in Europe, we believe that there will continue to be strong demand for products using QUALCOMM's technology. We further anticipate that business in this industry will expand in the future, as more devices and technologies become available for accessing data over the Internet. Thus, we continue to look to the telecom-related technology sector to find fast-growing companies.

Looking forward, our aim will be to strive for winning performance despite what we expect will be an environment of rising interest rates and high stock valuations. We believe the new year holds the potential for a corrective period, especially with increasing interest rates, and a correction may be precipitous, since valuations for many stocks are so extended. Under these circumstances, we believe the best course of action is to continue with our present strategy of investing in what we believe are the best companies in the fastest-growing industries, looking for stocks where positive earnings surprises are likely and watching out for overpriced stocks where an earnings shortfall could prove disastrous. We will continue to emphasize those sectors where we see the greatest opportunity, as we have seen in telecommunications, technology, and biotechnology. We believe that our continued focus on those special companies with robust growth in dynamic industries should allow us to hold to a successful course despite economic uncertainties.

Global Growth Series

For the 12 months ended December 31, 1999, the Series provided a total return of 67.25% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 21.18% return for the average global flexible portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to returns of 21.04% for the S&P 500, 21.26% for the Russell 2000 Total Return Index, and 27.31% for the Morgan Stanley Capital International (MSCI) All Country World Index, an unmanaged index of developed-country and emerging market equities.

A combination of three factors drove the Series' strong performance. First, the Series' aggressive weighting in technology and telecommunications stocks, at about 47% of assets, generally posted strong results. Second, our holdings in Japanese companies doubled and were some of the strongest performers in the global market. Finally, emerging market holdings, which accounted for about 11% of the Series' assets, also aided performance.

In general, markets around the world staged an impressive comeback in 1999. The buying frenzy was particularly noticeable in technology and telecommunications stocks, which continued to benefit from the huge growth in Internet usage and excitement around new technologies that may drive further growth and innovation. The Series' holdings in technology and telecommunications equipment stocks such as QUALCOMM, Cisco, Nortel Networks, Hitachi, and Kyocera produced impressive gains. On the telecommunications services side, Japanese stocks such as Nippon Telegraph & Telephone, its subsidiary NTT Mobile Communications, and DDI Corp., a leading cellular provider, contributed to total return. Outside Japan, holdings in Sprint, British Telecom in the United Kingdom, Mannesmann in Germany, and Telefonos de Mexico turned in exceptional performance. Unlike in the United States, where we have distinct internet service providers (ISPs) such as America Online, in other parts of the world, telephone companies such as British Telecom are also the ISPs. Investors have flocked to these stocks in anticipation of continued growth in Internet usage overseas.

Other industries that contributed positively to performance were media, retailing, and basic materials. Media companies benefited from the dramatic increase in advertising spending by Internet companies vying to differentiate themselves in an intensely competitive environment. Companies such as Television Francaise, a French television and entertainment company, Capital Radio, a British radio operator, and Grupo Television, a Mexican cable operator, were key beneficiaries. Discount retailers such as Fast Retailing in Japan and Wal-Mart in the United States enjoyed impressive earnings growth, and their stocks rallied in response to strong consumer confidence. Driven by the rebounding global economy, basic materials stocks such as Pohang Iron & Steel in South Korea benefited from accelerating consumer demand, increased manufacturing activity, higher commodity prices, and generally declining interest rates worldwide.

The Series' holdings in industrial goods and services produced mixed results and some of our picks such as British Aerospace and Saab were disappointing. We bought these stocks thinking they would benefit from consolidation in the aerospace and defense sector, but investor sentiment remained weak. While the Series maintained relatively small weightings in consumer staples and health care stocks, these sectors also posted mixed results. Early in the period, our feeling was that the recovery in Asia and Latin America would help consumer staples stocks, but most of

the action was in the technology and telecommunications sectors, and stock prices staggered. Despite positive business fundamentals and strong long-term earnings outlooks, many stocks in the health care and consumer staples sectors provided lackluster performance.

The Series' holdings in U.S. technology stocks have been a tremendous boost to performance. As a result, valuations are becoming increasingly stretched, so we may look to take some money off the table in order to increase exposure to foreign issues that exhibit comparable growth prospects, but at more reasonable valuations. While stock markets in Asia and emerging economies experienced dramatic recoveries last year, by historical standards, prices don't look lofty following the declines they experienced in 1997 and 1998. With Year 2000 concerns behind us and equity valuations appearing relatively reasonable, we may look to try to capitalize on new opportunities in these regions.

While the Series' largest geographical weightings in the United States, Europe, Japan, and Asia produced strong performance last year, our outlook remains generally optimistic about these regions. In Japan, the restructuring efforts being undertaken by a number of Japanese companies have begun to take effect. We see concrete business initiatives focused on cost cutting, innovation, and long-term strategic growth changing the way Japanese companies compete and do business. As a result, we are looking closely at these types of companies and anticipate continued growth in their earnings. While we recently found more attractive investment opportunities in Japan, we continue to like Europe because the earnings outlook is generally positive, especially in the technology and telecommunications sectors. In addition, we believe the outlook for continued restructuring and consolidation in Europe could create new opportunities.

Managed Sectors Series

For the 12 months ended December 31, 1999, the Series provided a total return of 85.62% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to returns of 21.04% for the S&P 500 and 39.17% for the Lipper Capital Appreciation Portfolio Index (the Lipper Index). The Lipper Index is an unmanaged net asset-value-weighted measure of the largest qualifying portfolios with capital appreciation as their investment objective.

We are pleased to report that the Series in 1999 showed impressive performance, both absolutely and compared to our benchmarks. We attribute this success to our underlying investment philosophy. Our goal for the Series is to try to identify the best companies in the best industries — companies that we believe are leaders in industries that are experiencing accelerating growth driven by positive secular trends. We actively seek out such high-growth companies, especially those we believe have the potential for generating positive earnings surprises that exceed company predictions or Wall Street expectations.

To find such stocks, we have tended, in 1999, to focus on three general areas: telecommunications, technology with a telecommunications focus, and biotechnology. Furthermore, in our search for companies with the strongest relative earnings growth, we tried to avoid companies whose earnings growth rate was slowing or plateauing — for example, financial services, where higher interest rates could put a damper on earnings, as well as many of the traditional steady earners such as drugstores, supermarkets, and office supply stores. It was our concern that the market would perceive these industries as being vulnerable to online-related competition. Our decision to underweight these areas freed up resources to invest in faster-growing companies and industries which might benefit from a recovery in global growth.

In telecommunications, we sought out companies in the United States, Europe, and Japan, where we anticipated an accelerating shift to wireless communications. Cellular companies we own include NTT Mobile Communications Network, the largest cellular carrier in Japan; Bouygues, one of the largest French cellular operators; Sonera, owner of the largest cellular business in Finland; and VoiceStream, one of the few remaining U.S. wireless entities not yet owned by a large telecommunications company. Although we believe each of these companies can continue to do well on its own, we expect that some of them may become acquisition targets for larger companies aiming for global cellular coverage. If that occurs, our portfolio should benefit from the takeover premium that often affects stock prices in this industry.

In the area of technology, our premier holding has been QUALCOMM. This company owns patents for the CDMA technology standard used for wireless communication throughout much of the world. As a result of its patent position, QUALCOMM gets a royalty on the communications chips and on the handsets sold. Since a large part of its revenues come from licensing its patents, the company's earnings have benefited from high margins and high barriers to entry. However, despite its intellectual property strength, the company's stock languished in recent years, in part because of an ongoing lawsuit with Ericsson over technology standards. Believing that the lawsuit would be settled in QUALCOMM's favor, we began to invest in it early this year. When the lawsuit was in fact settled favorably, and when global wireless growth turned out to be greater than expected, the stock responded spectacularly, amply rewarding our early endorsement. According to our research, since wireless penetration is only at about 30% of users in the United States, compared to 50%-60% in Europe, we believe that there will continue to be strong demand for products using QUALCOMM's technology. We further anticipate that business in this industry will expand in the future, as more devices and technologies become available for accessing data over the Internet. Thus, we continue to look to the telecommunications-related technology sector to find fast-growing companies.

In the biotechnology area, we identified MedImmune early as a company with great potential for accelerating growth. Its drug Synagis is used to treat a common form of viral pneumonia in premature infants; it may also be useful for treating lung-impaired elderly patients. Most importantly, we believe no competition exists or is anticipated. In our opinion, the potential worldwide market for this product alone is $2.5 billion. Since MedImmune's sales in 1999 were less than $400 million, there is considerable potential for earnings growth over the next few years. We continue to seek out biotechnology companies positioned like MedImmune, with effective products directed towards a substantial but underserved market. We believe the biotechnology sector will provide exciting opportunities for the foreseeable future.

Looking forward to the year 2000 and beyond, we believe that the Series' challenge will be to continue its winning performance despite a more demanding environment of rising interest rates and high stock valuations. To accomplish this, we will continue with our present strategy of investing in what we believe are the

best companies in the fastest-growing industries, looking for stocks where positive earnings surprises are likely and watching out for overpriced stocks where an earnings shortfall may prove disastrous. We will continue to emphasize those sectors that offer the greatest opportunity, as we have seen in telecommunications, technology, and biotechnology. We think the new year holds the potential for a corrective period, especially with increasing interest rates. A correction may be precipitous, since valuations for many stocks are so extended. However, our focus on those special companies with robust growth in dynamic industries may allow us to hold to a successful course despite economic uncertainties.

Massachusetts Investors Trust Series

For the 12 months ended December 31, 1999, the Series provided a total return of 7.18% (includes the reinvestment of distributions but does not reflect any applicable contract or surrender charges), which compares to a 13.78% return for the average growth and income portfolio tracked by Lipper Analytical Services, Inc. and 21.04% for the S&P 500.

The Series lagged the indices primarily due to its underweighting in technology stocks, which drove the strength of the market. If we look at the performance of the S&P 500, the top 25 performers in technology and telecommunications stocks accounted for a majority of the total return of the index over the past year. In an extremely narrow, momentum-focused market like we've experienced during the period, it is very difficult for a diversified growth and income portfolio that has had a lower risk profile than its index to outperform its benchmark over the short term. Also worth mentioning is the fact that the average yield on the S&P 500 is at a historic low. In the January 4, 2000, edition of *The New York Times*, a front page article noted, "for the first time in recent history—and probably the first time since the depression—a quarter of the value of the S&P 500 came from companies that do not pay dividends. Twenty years ago, only 2% of the value of the index came from such companies." Today, companies paying and even increasing dividends haven't been able to keep pace with stock returns. A good example of this is General Electric. Although management has raised the dividend in each of the last three years, the yield on that stock has gone from 2.10% as of the end of 1996 to almost half that, or 1.06%, at the end of 1999 as a result of the appreciation in the stock price.

The Series remained underweighted in technology stocks at about 24% of its net assets versus the S&P 500, which had approximately 27% of its holdings in technology at the end of the period. While I increased the Series' exposure to technology stocks during the period, I did not abandon my focus on blue-chip companies with strong, long-term fundamentals and reasonable valuations. As a result, I decided it was prudent to gradually increase the Series' weighting in technology and telecommunications relative to the index, while at the same time keeping a close eye on valuations and the fundamental business outlooks for these companies.

Some of the technology names that met our investment criteria and provided a strong boost to performance were companies such as Intel, Oracle, Cisco, and Motorola. In telecommunications, the Series benefited from a major position in Mannesmann, the German wireless telecommunications provider. Sprint, Bell Atlantic, and Nippon Telegraph & Telephone also produced strong results due to the huge growth in Internet usage and demand for data and voice services. In my opinion, these are companies with solid track records that we could actually do balance sheet and income statement analysis on, and they proved to have attractive long-term business models.

In addition to increasing my holdings in blue-chip technology names that display attractive long-term business opportunities relative to their valuations, I've been working on other ways to take advantage of Internet mania while minimizing the Series to the risks and volatility of "dot.com" companies. I was able to capitalize on the rapid acceleration of advertising spending by Internet companies through our media holdings such as Tribune, New York Times, and General Electric, which owns NBC.

While investors remained focused on technology and telecommunications stocks, the Series' managed to locate strong performers from a wide range of industries, including energy, industrial goods and services, consumer staples, retailing, and financial services. Stocks such as BP Amoco, United Technologies, Procter & Gamble, Wal-Mart, and American International Group produced solid gains for the Series. The success of these stocks and the broadly diversified structure of the Series highlights precisely what the Series is trying to accomplish — to provide growth of capital, with less risk or price volatility than the S&P 500.

On the negative side, there were a few holdings that detracted from the Series' relative performance, including Kroger, Safeway, Service Corp., and Xerox. Although supermarket operators Kroger and Safeway struggled in this narrow market, I maintained our positions because I believe these companies possess strong business prospects and favorable growth and earnings outlooks. We sold off our positions in Service Corp. and Xerox because the long-term outlooks for these companies deteriorated. Service Corp. looked like it had the potential to continue its run of accelerating growth, but it ran into financial problems due to rapid expansion and hurt performance. Xerox looked like a classic turnaround story, but as competition increased, its business plan stumbled and investors ran for the exits.

Looking forward, I'll continue to look for opportunities in areas such as pharmaceutical companies and drugstore operators like CVS, which have been beaten down due to concerns over Medicare reform and potential government price controls. While the risks remain high in this area during an election year, many pharmaceutical companies and drugstore chains have demonstrated promising long-term growth prospects in my view and reliable cash flows and valuations are becoming compelling.

Although it was a difficult period for the Series, my well-balanced exposure to market leaders in technology, telecommunications, financial services, retailing, and industrial goods and services provided favorable growth prospects with lower risk relative to the overall market. If market strength continues to broaden as I anticipate, I believe the portfolio is well positioned to take advantage of this environment.

Research Series

For the 12 months ended December 31, 1999, the Series provided a total return of 24.14% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 21.04% return for the S&P 500.

The Series maintained significant exposure to large-cap telecommunications and technology stocks, which added to total return. Despite our overweighting in technology stocks, we avoided Internet companies with expensive valuations, weak business models, or unproven track records. At the same time, we recognized early on that the growth in Internet services and

data traffic is likely to continue for some time. Consequently, we invested in a number of technology and communications stocks in the networking and telecommunications equipment industries. Some examples that met our strict investment criteria include Cisco, Nortel, Ericsson, and Motorola. We believe these companies are key beneficiaries of the demand for Internet and wireless services because they represent the nuts and bolts of Internet and telecommunications infrastructure and helped the Series outpace its benchmark.

The Series also maintained considerable exposure to software stocks such as Microsoft, Oracle, and VERITAS. Our software holdings hurt performance in the first quarter of this past year, but we stuck to our guns and held on to these positions because we believe their long-term business prospects looked positive. Over the past six months, they've come roaring back to provide a significant boost to performance due to increased demand for data storage and software products.

Other leading contributors were semiconductor companies, such as LSI Logic and Analog Devices. The semiconductor industry was hurt in 1998 by the Asian economic slowdown and by a buildup in supply in some market segments, which lowered prices. Now, demand is beginning to catch up with supply as a result of economic strength in the United States and the Asian recovery. If this scenario persists, we believe semiconductor stocks should continue to benefit.

Outside the technology and telecommunications sectors, the Series benefited from a number of stocks in the financial services, media, and energy sectors. Gains in financial services came primarily from brokerage and investment banking stocks, such as Citigroup and Morgan Stanley Dean Witter, both of which are well-managed industry leaders. Telecommunications and entertainment holdings such as Infinity Broadcasting, Echostar Communications, and CBS benefited from the tremendous growth in advertising spending due to the highly competitive business environment, especially among Internet companies.

While the Series maintained a slightly underweighted position in health care stocks versus the index, in general this group hurt performance. Nursing homes, hospitals, HMOs, and pharmaceutical companies were hurt by fears of Medicare reform and potential government price controls. Despite this generally negative environment, we found good opportunities in the medical device area. While our medical device holdings produced mixed results, in our view, companies such as Guidant and Medtronic have a number of new products in their pipelines that could drive revenues and earnings growth higher.

Other detractors to performance included Safeway and CVS. Despite solid fundamental business and growth prospects, these companies suffered from generally downbeat industry outlooks and weak investor sentiment. In the consumer goods and services sector, electronics equipment conglomerate Tyco International was a major disappointment for the Series. Its shares plunged during the period after an analyst raised suspicions regarding the company's accounting of recent acquisitions. We've met with management a number of times, and we continue to believe that its business fundamentals are strong. As a result, we decided to maintain this holding in the Series.

During the past year, the equity market has been extremely narrow, with 25 large-growth stocks outperforming the rest of the stocks in the S&P 500. While market leadership has started to show signs of broadening, which has helped performance, we believe the long-term opportunities for small- and mid-cap stocks are attractive because they are selling at much cheaper prices relative to the earnings and expected growth rates of large-cap growth stocks. In addition, we believe our exposure to stocks with lower prices relative to earnings should make the Series less vulnerable to negative events such as earnings disappointments or a broad market downturn.

Looking ahead, we believe much of the market's fate rests on corporate earnings and the performance of the economy. While opinions range from total conviction in a new era of trouble-free prosperity to a view that inflation is just around the corner and the market is in a classic asset bubble waiting to burst, the truth most likely lies somewhere in the middle. Given this uncertain environment, however, we continue to focus our energy on finding what we believe are top-quality companies that should provide favorable long-term performance regardless of short-term market volatility.

Total Return Series

For the 12 months ended December 31, 1999, the Series provided a total return of 2.84% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a return of 8.72% for the average balanced portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to a –2.15% return for the Lehman Brothers Government/Corporate Bond Index (the Lehman Index), an unmanaged, market-value-weighted index of all debt obligations of the U.S. Treasury and U.S. government agencies (excluding mortgage-backed securities) and investment-grade U.S. corporate debt.

The Series faced several headwinds during 1999. In the equity area, where we had 60% of our investments, our focus on value stocks held us back as investors favored growth stocks by ever-widening margins. Value stocks have tended to have lower valuations than the overall stock market. They tend to be in mature industries such as energy, financial services, and industrials that have to be able to raise prices to grow earnings. By contrast, growth stocks — the most well known of which are in the technology and health care sectors — usually have proprietary products and high gross margins. Unfortunately, there was little pricing flexibility in the economy in 1999, so investors favored growth stocks. Not only did we have sizable investments in some of the market's weaker sectors, we also had few investments in the high-priced, top-performing technology area. Our 38% stake in bonds further hampered performance, as interest rates climbed and bond prices fell throughout the second half of the year.

Financial services and electric utilities stocks turned in particularly disappointing results in 1999. In financial services, the Series' biggest stock sector, both bank and insurance stocks suffered as rising interest rates squeezed valuations. We focused on insurance stocks, where consolidation — which has already swept the banking industry — is just beginning. We believe this trend translates into strong potential for insurers like Hartford Financial Services Group, a multiline insurance company with what we view as an excellent management team and demonstrated earnings growth. We owned companies like Chubb, a property and casualty insurer that has struggled because of weak pricing, and Lincoln National, an insurer that is selling off its less-profitable businesses and focusing on its growing annuity business. Unfortunately, these stocks made little headway this past year. We kept a smaller stake in electric

Management Review and Outlook — continued

utilities, but the few names we owned, such as Carolina Power & Light, disappointed as earnings fell short of expectations and deregulation continued to take longer than expected.

By contrast, telecommunications and energy stocks were among our best performers. Telecommunications companies continued to benefit from the worldwide explosion in data communications and Internet traffic. We owned GTE and Bell Atlantic, both of which did especially well following the announcement of their merger. Sprint, a long-distance carrier, and Telephone & Data Systems, a cellular phone company, also posted excellent returns. Energy stocks took off in 1999, thanks to rising oil prices, a promising supply/demand outlook, and industry consolidation. BP Amoco, the Series' largest investment, did well during the year thanks to synergies from its recent Amoco merger. Natural gas utilities also did well during the period. We owned El Paso which recently merged with Sonat to create one of the largest natural gas companies in the country. Finally, the Series got a nice boost from stocks like Honeywell, which recently merged with AlliedSignal; American Express, which continued to produce consistent double-digit earnings growth; and Time Warner, which rebounded as investors recognized the value of its cable assets.

During 1999, we found some of our best values overseas. We boosted our international investments, predominantly in Europe, where corporations are way behind the United States in terms of restructuring. As companies like Royal Dutch, an energy company, Pharmacia-Upjohn, a drug company, and Akzo Nobel, a chemical and pharmaceutical company, reorganize and cut costs to compete globally, we expect to see better earnings growth. We also began buying stocks in Japan, including Nippon Telegraph & Telephone, the large telephone utility, and Hitachi, an electronics company. By year-end, they had already posted solid gains thanks in part to Japan's improving economy.

Back at home, we began building our stake in oil services companies like Noble Drilling and smaller exploration companies like Apache. We expect these stocks to benefit in the coming year if earnings growth accelerates as we anticipate. We also added to newspaper stocks like Gannett and The New York Times, which are enjoying increased revenues as Internet companies spend heavily on advertising. Another major investment this past year was Motorola, a wireless communications equipment manufacturer whose stock was selling at a discount due to problems in its cellular handset division and a slump in semiconductor sales. As the company has taken steps to correct its problems and semiconductor sales have begun to turn around, the stock has made a comeback. We also believe there is good potential from stocks like SBC Communications (the former Southwestern Bell) and Mobil, which recently merged with Exxon. Although uncertainties dogged both names this past year, we believe they are better positioned than ever to be dominant players in their respective markets.

We made few changes during the year on the bond side of our portfolio. We kept roughly two-thirds of our bond investments in corporate bonds and the rest in U.S. Treasuries and mortgage-backed securities. Early in 1999, we lowered the Series' duration, a measure of its sensitivity to interest-rate changes, to give us some protection from rising interest rates. By the fall, however, we had raised duration back to 5.3 years, reflecting our outlook that interest rates are just as likely to stay around current levels as to rise. Even if interest rates do go higher, we don't expect inflation to become a significant problem.

Going forward, we believe our long-term value orientation and balanced approach may help contract owners to participate in the stock market's gains while attempting to provide some protection in the event of a market downturn. According to the S&P/BARRA Value and Growth Indices, over long periods, returns on growth and value stocks have been very similar. We're confident that value stocks will eventually return to favor, benefiting the Series. The S&P/BARRA Growth and Value Indices are U.S. indices that split U.S. companies into two groups based on price-to-book ratio to create growth and value indices.

Utilities Series

For the 12 months ended December 31, 1999, the Series provided a total return of 31.30% (includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges), which compares to a 15.82% return for the average utility portfolio tracked by Lipper Analytical Services, Inc. The Series' return also compares to a –9.12% return for the Standard & Poor's Utilities Index (the Utilities Index), an unmanaged, market-capitalization-weighted total return index of all utility stocks in the S&P 500.

The telecommunications sector has continued to be very strong over the past year, driven largely by the explosion in Internet and data communications traffic. In addition, companies involved with cellular communications have done very well, as most subscriber numbers are much higher than initially expected. Natural gas stocks, on the other hand, have had their share of ups and downs. The sector benefited indirectly from the rise in oil prices that we saw last spring. But the mild weather this fall has hurt prospects, and stock prices have fallen off somewhat. The worst performers have been electric utilities, which were hammered from all directions. With deregulation, the electric companies — which typically generate lots of cash — now have a lot more choices about how to invest their money. And that has made investors nervous because they're not so sure management will do what's best for shareholders. In addition, rising interest rates have made electric stocks less attractive by eroding the value of their dividends.

A common theme across all three industries has been continued consolidation, especially in the mid-cap arena, which is where the Series tends to focus. And that has been a big plus. Consolidation has been another important theme for the Series. In the telecommunications sector, we owned MediaOne Group, a cable company whose stock benefited from being acquired by AT&T. In the natural gas sector, El Paso Energy, which we owned, bought Sonat. Both stocks rallied as the merger created one of the largest natural gas companies in the country. More recently, Midamerica Energy, an electric utility, benefited from being bought out by Warren Buffet's company Berkshire Hathaway. GTE's and Bell Atlantic's stocks did well following the announcement of their merger. And MCI WorldCom's pending acquisition of Sprint sent both stocks soaring. Finally, our investments in Mannesmann, a German wireless and wire line company, and Orange PLC, a wireless company in the United Kingdom, took off following Mannesmann's decision to buy Orange.

The other big factor was our international stake. During the past six months, we boosted our stake in international stocks. We did this in part because that's where we were finding what we consider to be good values, namely, attractive prices relative to earnings prospects. Plus, there are lots of restructuring opportunities as foreign companies strive to remain competitive in today's global economy. Besides Mannesmann and Orange, our stake in NTT Mobile Communications Network, the big telecommunications player in Japan, did especially well. We also

owned BCE, the holding company for Bell Canada. BCE has a sizable investment in Northern Telecom, which has had a terrific run recently because of increased demand for its telecom equipment, and this has benefited BCE.

We also recently bought shares in a French company called Vivendi. Half of Vivendi's business is in the waste management and water utility area. The other half is in the media and cellular business. Vivendi is the second-largest competitor in the French cellular market, where we expect to see accelerating penetration growth. We believe, however, that the current stock price does not fully reflect the value of the telecommunications piece of the business. We also think the company is an excellent candidate for restructuring, which would definitely give the stock a boost.

During the year, we just about doubled our telecommunications stake. Our biggest investment was GTE. The stock climbed nicely following the announcement of a buyout by Bell Atlantic. However, not all of our telecommunications names did well. SBC Communications, which is the old Southwestern Bell, had a rough time over the past six months because of uncertainties surrounding its merger with Ameritech. After closing the deal, SBC had to cut earnings. Now that the merger is done, we expect the stock to catch up, especially given SBC's strong standing in the industry.

CMS Energy, one of our top holdings, was a big disappointment. The electric and natural gas utility's stock suffered from fears that regulators would cut rates. There were also concerns that the company would have to issue stock to pay for a purchase. Fortunately, management sold off some assets instead. We expect that once the regulatory issues settle, the stock will get back on track. Williams was another top holding that tumbled during the period. The company, which is in both the natural gas and telecommunications businesses, decided to spin out part of its telephone operation. As the new stock quickly shot up, many investors who owned Williams for its telecommunications assets decided to take profits. The start-up also has drained Williams' earnings. We held on, however, believing that the company is still worth more than the stock price reflects. Finally, Peco Energy, an electric utility in Philadelphia, saw its stock flounder as the company worked out a merger with Unicom, an electric utility in Chicago. We found the stock attractive given Peco's great nuclear power assets, above-average wholesale trading business, and aggressive management team and decided to increase our stake.

However, we have been able to find some good values in the electric utility sector. One of our largest new additions was NSTAR, which is the old Boston Edison. There's a tremendous amount of merger and acquisition activity going on in the Northeast, which could benefit NSTAR. Plus, the company has an excellent strategy that it's not really getting credit for. Finally, there's strong potential from NSTAR's partial ownership of RCN, a telecommunications start-up. Eventually, we expect the electrics to do well. In the meantime, we'll remain flexible and invest wherever we find what we view as the best values.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The portfolios are actively managed, and current holdings may be different.

Performance Summary

The information below and on the following pages illustrates the growth of a hypothetical $10,000 investment for each Series during the period indicated. Benchmark comparisons are unmanaged and do not reflect any fees or expenses. It is not possible to invest directly in an index. Series results do not reflect the deduction of separate account charges. (See Notes to Performance Summary.)

Capital Appreciation Series

(For the 10-year period ended December 31, 1999)



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$56,478
$53,278
12/89
12/91
12/93
12/95
12/97
12/99
Capital Appreciation Series
S&P 500 Composite Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+32.64%	+110.19%	+243.33%	+464.78%
Average Annual Total Return	+32.64%	+ 28.10%	+ 27.98%	+ 18.90%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Average capital appreciation portfolio†	+41.65%	+24.37%	+22.88%	+14.74%
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+28.56%	+18.21%

‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Emerging Growth Series[1]

(For the period from the commencement of the Series' investment operations, May 1, 1995, through December 31, 1999. Index information is from May 1, 1995.)



$50,000
$40,000
$30,000
$20,000
$10,000
$42,631
$31,081
$20,232
5/95
12/95
12/96
12/97
12/98
12/99
Emerging Growth Series
S&P 500 Composite Index
Russell 2000 Total Return Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	Life*
Cumulative Total Return	+75.81%	+186.99%	+326.31%
Average Annual Total Return	+75.81%	+ 42.11%	+ 36.42%

Comparative Indices‡

	1 Year	3 Years	Life*
Average mid-cap portfolio†	+39.16%	+23.78%	+22.76%
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+27.51%
Russell 2000 Total Return Index#	+21.26%	+13.08%	+16.30%

*For the period from the commencement of the Series' investment operations, May 1, 1995, through December 31, 1999. Index information is from May 1, 1995.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Global Growth Series[2]

(For the period from November 16, 1993, through December 31, 1999. Index information is from December 1, 1993.)


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
11/93
12/94
12/96
12/97
12/98
12/99
$36,006
$31,733
$26,489
$21,969
S&P 500 Composite Index
Global Growth Series
MSCI All Country World Index
Russell 2000 Total Return Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+67.25%	+121.06%	+189.96%	+217.33%
Average Annual Total Return	+67.25%	+ 30.27%	+ 23.73%	+ 20.75%

Comparative Indices‡

	1 Year	3 Years	5 Years	Life*
Average global flexible portfolio†	+21.18%	+14.11%	+14.50%	+11.47%
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+28.56%	+23.44%
Russell 2000 Total Return Index#	+21.26%	+13.08%	+16.69%	+13.81%
MSCI All Country World Index#	+27.31%	+21.12%	+18.90%	+17.37%

*For the period from the commencement of the Series' investment operations, November 16, 1993, through December 31, 1999. Index information is from December 1, 1993.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Managed Sectors Series[3]

(For the 10-year period ended December 31, 1999)


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
12/89
12/91
12/93
12/95
12/97
12/99
$64,224
$53,278
Managed Sectors Series
S&P 500 Composite Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+85.62%	+161.78%	+307.20%	+542.24%
Average Annual Total Return	+85.62%	+ 37.82%	+ 32.42%	+ 20.44%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Lipper Capital Appreciation Portfolio Index†	+39.17%	+26.06%	+24.82%	+16.66%
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+28.56%	+18.21%

‡Average annual rates of return
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Massachusetts Investors Trust Series

(For the 10-year period ended December 31, 1999)


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$53,278
$45,157
12/89
12/91
12/93
12/95
12/97
12/99
S&P 500 Composite Index
Massachusetts Investors Trust Series

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+7.18%	+75.14%	+201.82%	+351.57%
Average Annual Total Return	+7.18%	+20.54%	+ 24.72%	+ 16.27%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Average growth and income portfolio†	+13.78%	+17.96%	+21.34%	+14.42%
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+28.56%	+18.21%

‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Research Series

(For the period from November 7, 1994, through December 31, 1999. Index information is from November 1, 1994.)


$40,000
$34,000
$28,000
$22,000
$16,000
$10,000
$34,335
$31,184
11/94
12/95
12/96
12/97
12/98
12/99
S&P 500 Composite Index
Research Series

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+24.14%	+85.47%	+215.62%	+211.83%
Average Annual Total Return	+24.14%	+22.86%	+ 25.84%	+ 24.72%

Comparative Index‡

	1 Year	3 Years	5 Years	Life*
Standard & Poor's 500 Composite Index#	+21.04%	+27.56%	+28.56%	+26.97%

*For the period from the commencement of the Series' investment operations, November 7, 1994, through December 31, 1999. Index information is from November 1, 1994.
‡Average annual rates of return.
#Source: Standard & Poor's Micropal, Inc.

Performance Summary — continued

Total Return Series

(For the 10-year period ended December 31, 1999)



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
12/89
12/91
12/93
12/95
12/97
12/99
$30,447
$20,909
Total Return Series
Lehman Brothers Government/Corporate Bond Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+2.84%	+40.13%	+102.60%	+204.47%
Average Annual Total Return	+2.84%	+11.90%	+ 15.17%	+ 11.78%

Comparative Indices‡

	1 Year	3 Years	5 Years	10 Years
Average balanced portfolio†	+8.72%	+13.78%	+16.24%	+11.82%
Lehman Brothers Government/ Corporate Bond Index#	–2.15%	+ 5.54%	+ 7.61%	+ 7.65%

‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

Utilities Series[3]

(For the period from November 16, 1993, through December 31, 1999. Index information is from December 1, 1993.)



$48,000
$40,000
$32,000
$24,000
$16,000
$8,000
11/93
12/94
12/96
12/97
12/98
12/99
$31,079
$17,440
Utilities Series
Standard & Poor's Utilities Index

Average Annual and Cumulative Total Rates of Return through December 31, 1999

	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+31.30%	+104.82%	+226.33%	+210.79%
Average Annual Total Return	+31.30%	+ 27.00%	+ 26.69%	+ 20.34%

Comparative Indices‡

	1 Year	3 Years	5 Years	Life*
Average utility portfolio†	+15.82%	+19.07%	+18.39%	+13.44%
Standard & Poor's Utilities Index#	– 9.12%	+ 9.15%	+13.75%	+ 9.57%

*For the period from the commencement of the Series' investment operations, November 16, 1993, through December 31, 1999. Index information is from December 1, 1993.
‡Average annual rates of return.
†Source: Lipper Analytical Services, Inc.
#Source: Standard & Poor's Micropal, Inc.

[1]Investing in small or emerging growth companies involves greater risk than is customarily associated with more-established companies. These risks may increase unit price volatility. See the prospectus for details.

[2]Investments in foreign and emerging market securities may provide superior returns but also involve greater risk than U.S. investments. Investments in foreign and emerging market securities may be favorably or unfavorably affected by changes in interest rates and currency exchange rates, market conditions, and the economic and political conditions of the countries where investments are made. These risks may increase unit price volatility. See the prospectus for details.

[3]Focusing investments in certain sectors increases vulnerability to any single economic, political, or regulatory development. These risks may increase unit price volatility. See the prospectus for details.

Notes to Performance Summary

All results are historical and assume the reinvestment of dividends and capital gains. **Investment return and principal value will fluctuate, and units, when redeemed, may be worth more or less than their original cost. More recent results may be more or less than those shown. Past performance is no guarantee of future results.** Performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details.

Returns shown do not reflect the deduction of mortality and expense risk charges and administration fees. Please refer to the annuity product's annual report for performance that reflects the deduction of the fees and charges imposed by insurance company separate accounts.

Portfolio of Investments — December 31, 1999

Capital Appreciation Series

Stocks — 97.8%

Issuer	Shares	Value
U.S. Stocks — 82.3%		
Advertising — 1.1%		
Young & Rubicam, Inc.	328,500	$ 23,241,375
Automotive — 0.3%		
Harley-Davidson, Inc.	84,000	$ 5,381,250
Banks and Credit Companies — 0.8%		
Providian Financial Corp.	197,300	$ 17,966,631
Broadcasting — 0.3%		
Radio One, Inc.*	9,700	$ 892,400
Spanish Broadcasting Systems, Inc.*	142,950	5,753,738
		$ 6,646,138
Business Machines — 2.1%		
Sun Microsystems, Inc.*	586,900	$ 45,448,069
Business Services — 0.9%		
Airnet Commerce Corp.*	3,520	$ 128,040
Bea Systems, Inc.*	37,000	2,587,687
Digimarc Corp.*	86,000	4,300,000
eBenX, Inc.*	900	40,725
Finisar Corp.*	2,730	245,359
First Data Corp.	220,600	10,878,337
McAfee.com Corp.*	4,060	182,700
Official Payments Corp.*	3,230	167,960
Virginia Linux Systems, Inc.*	1,900	392,588
		$ 18,923,396
Cellular Telephones — 1.6%		
Sprint Corp. (PCS Group)*	328,600	$ 33,681,500
TeleCorp PCS, Inc.*	3,550	134,900
		$ 33,816,400
Computer Software — Personal Computers — 4.6%		
America Online, Inc.*	301,400	$ 22,736,862
Microsoft Corp.*	633,100	73,914,425
		$ 96,651,287
Computer Software — Services — 1.6%		
EMC Corp.*	305,100	$ 33,332,175
Informatica Corp.*	1,500	159,562
Intertrust Technologies Corp.*	2,275	267,597
Metasolv Software, Inc.*	1,760	143,880
		$ 33,903,214
Computer Software — Systems — 12.0%		
Agile Software Corp.*	5,200	$ 1,129,619
Ariba, Inc.*	6,400	1,135,200
BMC Software, Inc.*	468,600	37,458,712
Cadence Design Systems, Inc.*	1,004,900	24,117,600
Computer Associates International, Inc.	268,000	18,743,250
Compuware Corp.*	834,900	31,100,025
Comverse Technology, Inc.*	77,200	11,174,700
Foundry Networks, Inc.*	2,275	686,339
JNI Corp.*	2,025	133,650
Keane, Inc.*	68,100	2,162,175
Open TV Corp.*	2,670	214,268
Oracle Corp.*	954,475	106,960,855
VERITAS Software Corp.*	130,650	18,699,281
		$253,715,674
Conglomerates — 3.0%		
Sodexho Marriott Services, Inc.	226,400	$ 2,943,200
Tyco International Ltd.	1,581,508	61,481,123
		$ 64,424,323

Issuer	Shares	Value
U.S. Stocks — continued		
Consumer Goods and Services — 1.2%		
Colgate-Palmolive Co.	173,700	$ 11,290,500
Galileo International, Inc.	447,200	13,388,050
		$ 24,678,550
Electrical Equipment — 2.0%		
General Electric Co.	268,100	$ 41,488,475
Electronics — 6.4%		
Agilent Technologies, Inc.*	105,770	$ 8,177,343
Altera Corp.*	196,000	9,714,250
Analog Devices, Inc.*	334,162	31,077,066
E Tek Dynamics, Inc.*	38,100	5,129,213
Flextronics International Ltd.*	428,400	19,706,400
Intel Corp.	120,600	9,926,887
KLA-Tencor Corp.*	19,100	2,127,263
Lam Research Corp.*	21,500	2,398,594
LSI Logic Corp.*	70,600	4,765,500
Micron Technology, Inc.*	72,500	5,636,875
Novellus Systems, Inc.*	112,400	13,772,512
SCI Systems, Inc.*	122,000	10,026,875
SDL, Inc.*	34,700	7,564,600
Teradyne, Inc.*	38,200	2,521,200
Varian Semiconductor Equipment Associates, Inc.*	94,000	3,196,000
Virata Corp.*	1,320	39,435
		$135,780,013
Entertainment — 8.5%		
CBS Corp.*	399,700	$ 25,555,819
Clear Channel Communications, Inc.*	438,985	39,179,411
Comcast Corp., "A"	675,500	34,154,969
Infinity Broadcasting Corp.*	1,118,500	40,475,719
Macromedia, Inc.*	57,500	4,204,688
Radio Unica Communications Co.*	3,775	109,003
Time Warner, Inc.	413,000	29,916,687
Univision Communications, Inc., "A"*	69,500	7,102,031
		$180,698,327
Financial Institutions — 2.8%		
Citigroup, Inc.	380,500	$ 21,141,531
Financial Federal Corp.*	260,100	5,933,531
Goldman Sachs Group, Inc.	119,200	11,227,150
Morgan Stanley Dean Witter & Co.	153,300	21,883,575
		$ 60,185,787
Food and Beverage Products — 0.4%		
Keebler Foods Co.*	305,100	$ 8,580,938
Forest and Paper Products — 0.5%		
Bowater, Inc.	189,100	$ 10,270,494
Insurance — 1.8%		
American International Group, Inc.	228,988	$ 24,759,328
Aon Corp.	127,400	5,096,000
Gallagher (Arthur J.) & Co.	55,600	3,600,100
Marsh & McLennan Cos., Inc.	57,500	5,502,031
		$ 38,957,459
Internet — 2.3%		
Akamai Technologies, Inc.*	3,125	$ 1,023,828
Allaire Corp.*	17,700	2,589,731
C Bridge Internet Solutions, Inc.*	1,240	60,295
CacheFlow, Inc.*	2,580	337,174
CNET, Inc.*	53,400	3,030,450
Deltathree.com, Inc.*	1,560	40,170
Digital Impact, Inc.*	2,090	104,761
Digital Insight Corp.*	3,100	112,763

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Internet — continued		
Ebay, Inc.*	65,900	$ 8,249,856
eSPEED, Inc.*	4,500	160,031
Expedia, Inc.*	2,330	81,550
FreeMarkets, Inc.*	760	259,397
Harris Interactive, Inc.*	1,480	19,333
Internap Network Services Corp.*	6,500	1,124,500
Jupiter Communications, Inc.*	1,650	49,913
Lifeminders.com, Inc.*	1,440	83,160
Mediaplex, Inc.*	1,750	109,813
MedicaLogic, Inc.*	2,560	53,760
NextCard, Inc.*	134,500	3,883,687
OnDisplay, Inc.*	460	41,803
Pfsweb, Inc.*	20	750
Retek, Inc.*	1,740	130,935
SciQuest.com, Inc.*	1,770	140,715
VeriSign, Inc.*	144,200	27,533,187
		$ 49,221,562
Medical and Health Products — 1.1%		
American Home Products Corp.	359,100	$ 14,162,006
Pharmacia & Upjohn, Inc.	180,600	8,127,000
		$ 22,289,006
Medical and Health Technology and Services — 0.6%		
Health Management Associates, Inc., "A"*	980,825	$ 13,118,534
Oils — 0.7%		
Conoco, Inc., "A"	372,900	$ 9,229,275
EOG Resources, Inc.	358,500	6,296,156
		$ 15,525,431
Photographic Products		
Polaroid Corp.	50,900	$ 957,556
Restaurants and Lodging — 0.9%		
Cendant Corp.*	455,441	$ 12,097,652
Wendy's International, Inc.	369,400	7,618,875
		$ 19,716,527
Special Products and Services — 0.1%		
Harmonic Lightwaves, Inc.*	14,200	$ 1,348,113
Stores — 4.4%		
Costco Wholesale Corp.*	269,600	$ 24,601,000
CVS Corp.	491,100	19,613,306
Office Depot, Inc.*	432,750	4,733,203
Tandy Corp.	284,200	13,979,088
Wal-Mart Stores, Inc.	427,400	29,544,025
		$ 92,470,622
Supermarkets — 1.3%		
Kroger Co.*	588,000	$ 11,098,500
Safeway, Inc.*	444,500	15,807,531
		$ 26,906,031
Telecommunications — 17.2%		
AGENCY.COM Ltd.*	1,100	$ 56,100
American Tower Corp., "A"*	86,800	2,652,825
Ancor Communications, Inc.*	125,300	8,504,738
AT&T Corp.*	221,200	12,553,100
Bell Atlantic Corp.	148,100	9,117,406
Cisco Systems, Inc.*	958,350	102,663,244
Corning, Inc.	217,600	28,056,800
Cox Communications, Inc.*	293,800	15,130,700
EchoStar Communications, Corp.*	72,200	7,039,500
Emulex Corp.*	28,700	3,228,750
Firstcom Corp.*	110,500	4,060,875
Global TeleSystems Group, Inc.*	434,500	15,044,562

Issuer	Shares	Value
U.S. Stocks — continued		
Telecommunications — continued		
iBasis, Inc.*	840	$ 24,150
Lucent Technologies, Inc.	131,700	9,852,806
MCI WorldCom, Inc.*	781,155	41,450,037
Metromedia Fiber Network, Inc., "A"*	22,640	1,085,305
Motorola, Inc.	160,500	23,633,625
Network Solutions, Inc.*	47,900	10,421,244
Next Level Communications, Inc.*	1,760	131,780
NEXTEL Communications, Inc.*	192,400	19,841,250
Nextlink Communications, Inc., "A"*	100,200	8,322,863
Nortel Networks Corp.	132,100	13,342,100
NTL, Inc.*	20,700	2,582,325
Qwest Communications International, Inc.*	322,610	13,872,230
Tritel, Inc.*	2,560	81,120
Winstar Communications, Inc.*	151,300	11,385,325
		$ 364,134,760
Utilities — Electric — 1.8%		
AES Corp.*	525,100	$ 39,251,225
Total U.S. Stocks		$1,745,697,167
Foreign Stocks — 15.5%		
Bermuda — 0.9%		
Global Crossing Ltd. (Telecommunications)*	385,500	$ 19,275,000
Canada — 0.9%		
Abitibi-Consolidated, Inc. (Forest and Paper Products)	476,300	$ 5,656,063
BCE, Inc. (Telecommunications)	143,900	12,977,981
		$ 18,634,044
Finland — 2.0%		
Nokia Corp., ADR (Telecommunications)	225,700	$ 42,883,000
France — 1.1%		
Bouygues S.A. (Telecommunications)*	36,700	$ 23,322,121
Germany — 1.9%		
Mannesmann AG (Conglomerate)	168,600	$ 40,666,398
Israel — 0.2%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)	181,525	$ 4,696,959
Italy — 1.9%		
Telecom Italia Mobile S.p.A. (Telecommunications)	3,524,500	$ 39,364,223
Japan — 2.2%		
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	810,000	$ 12,675,572
Hitachi Ltd. (Electronics)	354,000	5,681,738
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	600	10,275,984
NTT Mobile Communication Network, Inc. (Telecommunications)	455	17,500,000
		$ 46,133,294
Netherlands — 1.6%		
KPN N.V. (Telecommunications)*	230,700	$ 22,513,551
Libertel N.V. (Cellular Telephones)*	441,700	11,565,738
		$ 34,079,289
Singapore — 0.8%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	235,500	$ 17,191,500

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Spain — 0.4%		
Terra Networks, S.A. (Internet)*	139,600	$ 7,627,071
Sweden — 1.1%		
Ericsson LM, ADR (Telecommunications)	356,000	$ 23,384,750
United Kingdom — 0.5%		
British Telecommunications PLC (Telecommunications)*	439,900	$ 10,651,297
NDS Group PLC, ADR (Internet)*	5,300	161,650
		$ 10,812,947
Total Foreign Stocks		$ 328,070,596
Total Stocks (Identified Cost, $1,318,309,153)		$2,073,767,763

Short-Term Obligations — 1.8%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 1/03/00	$ 19,000	$ 18,998,575
Federal Home Loan Mortgage Corp., due 1/20/00	20,000	19,940,678
Total Short-Term Obligations, at Amortized Cost		$ 38,939,253
Total Investments (Identified Cost, $1,357,248,406)		$2,112,707,016

Other Assets, Less Liabilities — 0.4%

Other Assets, Less Liabilities — 0.4%		8,867,498
Net Assets — 100.0%		$2,121,574,514

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Emerging Growth Series

Stocks — 99.9%

Issuer	Shares	Value
U.S. Stocks — 80.7%		
Advertising — 0.3%		
Doubleclick, Inc.*	630	$ 159,429
Lamar Advertising Co., "A"*	1,100	66,619
Omnicom Group, Inc.	34,300	3,430,000
		$ 3,656,048
Airlines		
Atlas Air, Inc.*	1,800	$ 49,388
Automotive		
AutoNation, Inc.*	5,600	$ 51,800
Banks and Credit Companies		
First Tennessee National Corp.	1,300	$ 37,050
Broadcasting — 0.1%		
Radio One, Inc.*	5,600	$ 515,200
Spanish Broadcasting Systems, Inc.*	21,075	848,269
Westwood One, Inc.*	1,400	106,400
		$ 1,469,869
Business Machines — 2.1%		
Affiliated Computer Services, Inc., "A"*	1,200	$ 55,200
Seagate Technology, Inc.*	1,800	83,812
Sun Microsystems, Inc.*	330,000	25,554,375
Texas Instruments, Inc.	41,800	4,049,375
		$ 29,742,762
Business Services — 0.6%		
Adelphia Business Solutions*	3,800	$ 182,400
Airnet Commerce Corp.*	2,150	78,206
Bea Systems, Inc.*	4,000	279,750
Breakaway Solutions, Inc.*	1,325	96,725
Computer Sciences Corp.*	21,700	2,053,362
Concord EFS, Inc.*	2,250	57,938
Digimarc Corp.*	5,800	290,000
eBenX, Inc.*	550	24,888
First Data Corp.	16,200	798,862
IMRglobal Corp.*	9,400	118,087
Insight Enterprises, Inc.*	1,500	60,938
Learning Tree International, Inc.*	74,300	2,080,400
Lycos, Inc.*	13,200	1,050,225
McAfee.com Corp.*	2,430	109,350
Pegasus Systems, Inc.*	1,200	72,375
Predictive Systems, Inc.*	300	19,650
Professional Detailing, Inc.*	1,300	38,919
Tanning Technology Corp.*	2,600	153,237
Teletech Holdings, Inc.*	4,800	161,775
Tickets.com, Inc.*	2,525	36,139
USWeb Corp.*	1,700	75,544
Virginia Linux Systems, Inc.*	1,160	239,685
Wireless Facilities, Inc.*	840	36,645
		$ 8,115,100
Cellular Telephones — 1.8%		
AirGate PCS, Inc.*	2,250	$ 118,688
Powertel, Inc.*	26,700	2,680,012
Sprint Corp. (PCS Group)*	200,300	20,530,750
TeleCorp PCS, Inc.*	2,140	81,320
Telephone & Data Systems, Inc.	17,200	2,167,200
		$ 25,577,970
Computer Hardware — Systems		
Maxtor Corp.*	3,300	$ 23,925
Computer Software — Personal Computers — 4.7%		
America Online, Inc.*	42,400	$ 3,198,550
Mercury Interactive Corp.*	6,100	658,419

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Computer Software — Personal Computers — continued		
Microsoft Corp.*	536,984	$ 62,692,882
Symantec Corp.*	29,800	1,747,025
		$ 68,296,876
Computer Software — Services — 0.2%		
EMC Corp.*	13,800	$ 1,507,650
FutureLink Corp.*	10,200	265,200
Immersion Corp.*	720	27,630
Internet Commerce Corp.*	10,400	323,700
Metasolv Software, Inc.*	1,040	85,020
Quintus Corp.*	1,490	68,354
Real Networks, Inc.*	7,900	950,468
SonicWall, Inc.*	740	29,785
Tecnomatix Technologies Ltd.*	3,500	100,625
		$ 3,358,432
Computer Software — Systems — 18.6%		
Adobe Systems, Inc.	29,900	$ 2,010,775
Agile Software Corp.*	6,775	1,471,763
Alteon Websystems, Inc.*	900	78,975
Aspen Technology, Inc.*	1,300	34,369
BMC Software, Inc.*	526,377	42,077,261
Brio Technology, Inc.*	5,100	214,200
Cadence Design Systems, Inc.*	213,500	5,124,000
CheckFree Holdings Corp.*	1,800	188,100
China Common Corp.*	500	39,313
Clarify, Inc.*	2,000	252,000
Computer Associates International, Inc.	290,375	20,308,102
Computer Network Technology Corp.*	6,900	158,269
Compuware Corp.*	445,400	16,591,150
CSG Systems International, Inc.*	35,400	1,411,575
Edwards (J.D.) & Co.*	20,100	600,487
Foundry Networks, Inc.*	1,225	369,567
Harbinger Corp.*	4,200	133,613
I2 Technologies, Inc.*	56,900	11,095,500
Keane, Inc.*	2,800	88,900
Manugistics Group, Inc.*	13,300	429,756
MicroStrategy, Inc.*	4,100	861,000
NetIQ Corp.*	1,250	65,078
Network Associates, Inc.*	7,200	192,150
Oracle Corp.*	1,238,725	138,814,620
Peoplesoft, Inc.*	5,610	119,563
Siebel Systems, Inc.*	55,300	4,645,200
Smartdisk Corp.*	475	15,556
Sycamore Networks, Inc.*	1,525	469,700
Synopsys, Inc.*	1,400	93,450
Unisys Corp.*	3,800	121,363
VERITAS Software Corp.*	140,000	20,037,500
		$268,112,855
Conglomerates — 2.0%		
Tyco International Ltd.	726,658	$ 28,248,830
Consumer Goods and Services		
Atwood Oceanics, Inc.*	1,600	$ 61,800
Callaway Golf Co.	3,700	65,444
Carson, Inc., "A"*	53,800	174,850
TV Guide, Inc.*	2,400	103,200
		$ 405,294
Containers		
Smurfit-Stone Container Corp.*	2,500	$ 61,250

Issuer	Shares	Value
U.S. Stocks — continued		
Electrical Equipment		
Jabil Circuit, Inc.*	1,200	$ 87,600
Micrel, Inc.*	2,200	125,262
QLogic Corp.*	800	127,900
		$ 340,762
Electronics — 5.1%		
Agilent Technologies, Inc.*	13,360	$ 1,032,895
Altera Corp.*	363,000	17,991,187
Analog Devices, Inc.*	75,700	7,040,100
Applied Materials, Inc.*	100,500	12,732,094
Applied Micro Circuits Corp.*	2,600	330,850
Atmel Corp.*	26,400	780,450
ATMI, Inc.*	1,800	59,513
Burr-Brown Corp.*	2,550	92,119
Caliper Technologies Corp.*	850	56,738
Conexant Systems, Inc.*	122,200	8,111,025
Credence Systems Corp.*	1,900	164,350
E Tek Dynamics, Inc.*	8,300	1,117,387
Electro Scientific Industries, Inc.*	1,200	87,600
Flextronics International Ltd.*	2,360	108,560
Lam Research Corp.*	27,600	3,079,125
LTX Corp.*	4,400	98,450
Maxim Integrated Products, Inc.*	2,200	103,812
Microchip Technology, Inc.*	1,300	88,969
MIPS Technologies, Inc.*	1,300	67,600
Novellus Systems, Inc.*	12,900	1,580,653
Optical Coating Laboratory, Inc.	850	251,600
Photronics, Inc.*	2,000	57,250
Quanta Services, Inc.*	1,800	50,850
Sage, Inc.*	500	9,688
Sanmina Corp.*	800	79,900
SDL, Inc.*	19,000	4,142,000
SIPEX Corp.*	9,800	240,712
Solectron Corp.*	5,300	504,162
Teradyne, Inc.*	67,700	4,468,200
Virata Corp.*	770	23,004
Xilinx, Inc.*	191,400	8,702,719
		$ 73,253,562
Entertainment — 3.3%		
Acme Communications, Inc.*	1,225	$ 40,731
CBS Corp.*	189,600	12,122,550
Clear Channel Communications, Inc.*	173,155	15,454,084
Comcast Corp., "A"	112,800	5,703,450
Cox Radio, Inc., "A"*	73,200	7,301,700
Emmis Broadcasting Corp., "A"*	12,025	1,498,804
Harrah's Entertainment, Inc.*	2,300	60,806
Hearst-Argyle Television, Inc.*	1,700	45,263
Infinity Broadcasting Corp.*	18,775	679,420
International Speedway Corp.	2,458	123,822
Macromedia, Inc.*	30,200	2,208,375
Radio Unica Communications Co.*	2,050	59,194
Time Warner, Inc.	3,900	282,506
Univision Communications, Inc., "A"*	15,400	1,573,687
USA Networks, Inc.*	2,500	138,125
		$ 47,292,517
Financial Institutions — 0.8%		
American Express Co.	35,800	$ 5,951,750
Lehman Brothers Holdings, Inc.	34,000	2,879,375
Morgan Stanley Dean Witter & Co.	22,600	3,226,150
Waddell & Reed Financial, Inc., "A"	1,800	48,825
		$ 12,106,100

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Internet — 1.6%		
AGENCY.COM, Inc.*	600	$ 30,600
Akamai Technologies, Inc.*	1,700	556,962
CacheFlow, Inc.*	1,530	199,952
CMGI, Inc.*	6,300	1,744,312
Cobalt Networks, Inc.*	770	83,449
Data Return Corp.*	2,100	112,350
Deltathree.com, Inc.*	940	24,205
Digital Impact, Inc.*	1,260	63,158
Digital Insight Corp.*	1,650	60,019
eSPEED, Inc.*	2,600	92,463
Expedia, Inc.*	1,340	46,900
Fogdog, Inc.*	910	8,645
FreeMarkets, Inc.*	440	150,177
GRIC Communications, Inc.*	510	12,941
Harris Interactive, Inc.*	900	11,756
iManage, Inc.*	230	7,389
Internap Network Services Corp.*	3,500	605,500
Keynote Systems, Inc.*	1,100	81,125
Lifeminders.com, Inc.*	850	49,088
Mediaplex, Inc.*	1,040	65,260
MedicaLogic, Inc.*	1,560	32,760
OnDisplay, Inc.*	290	26,354
Open Market, Inc.*	51,900	2,341,987
Talk.com, Inc.*	32,600	578,650
VeriSign, Inc.*	87,500	16,707,031
Webvan Group, Inc.*	1,690	27,885
Women.com Networks, Inc.*	3,750	53,438
		$ 23,774,356
Machinery		
SI Handling Systems, Inc.	25,350	$ 241,617
Medical and Health Products — 0.6%		
IDEC Pharmaceuticals Corp.*	13,300	$ 1,306,725
Immunex Corp.*	57,400	6,285,300
Johnson & Johnson Co.	3,195	297,534
King Pharmaceuticals, Inc.*	6,750	378,422
		$ 8,267,981
Medical and Health Technology and Services — 2.7%		
Allscripts, Inc.*	2,675	$ 117,700
Merrill Lynch Biotech HOLDRs Trust*	25,100	3,601,850
Chiron Corp.*	55,600	2,356,050
Cyberonics, Inc.*	200	3,188
Enzon, Inc.*	3,800	164,825
Genentech, Inc.*	86,500	11,634,250
Human Genome Sciences, Inc.*	9,700	1,480,462
ImClone Systems, Inc.*	2,300	91,138
MedImmune, Inc.	112,500	18,660,937
Transkaryotic Therapies, Inc.*	1,400	53,900
United Healthcare Corp.	13,100	695,937
		$ 38,860,237
Metals and Minerals		
Phelps Dodge Corp.	468	$ 31,415
Office Equipment		
United Stationers, Inc.*	2,500	$ 71,406
Oil Services — 0.1%		
Noble Drilling Corp.*	42,700	$ 1,398,425
Pharmaceuticals — 0.3%		
Andrx Corp.*	1,200	$ 50,775
Sepracor, Inc.*	38,400	3,808,800
		$ 3,859,575
Photographic Products		
Polaroid Corp.	2,400	$ 45,150

Issuer	Shares	Value
U.S. Stocks — continued		
Printing and Publishing		
Electronics for Imaging, Inc.*	1,500	$ 87,187
Restaurants and Lodging — 0.4%		
Brinker International, Inc.*	1,800	$ 43,200
CEC Entertainment, Inc.*	2,400	68,100
Cendant Corp.*	226,786	6,024,003
Hilton Hotels Corp.	3,074	29,587
Papa John's International, Inc.*	1,200	31,275
Starwood Hotels & Resorts Co.	1,400	32,900
		$ 6,229,065
Special Products and Services		
Newport News Shipbuilding, Inc.	300	$ 8,250
Stores — 1.7%		
Cost Plus, Inc.*	1,800	$ 64,125
Home Depot, Inc.	133,200	9,132,525
Office Depot, Inc.*	93,950	1,027,578
Wal-Mart Stores, Inc.	204,300	14,122,238
		$ 24,346,466
Technology — 0.1%		
National Semiconductor Corp.*	24,700	$ 1,057,469
Telecommunications — 33.0%		
Amdocs Ltd.*	5,404	$ 186,438
American Tower Corp., "A"*	1,900	58,069
Ancor Communications, Inc.*	14,475	982,491
AT&T Corp.*	304,200	17,263,350
Aware, Inc.*	1,100	40,013
Centinal Cellular Corp.*	1,300	107,738
CIENA Corp.*	97,800	5,623,500
Cisco Systems, Inc.*	849,926	91,048,323
Classic Communications, Inc.*	2,320	84,825
CommNet Cellular, Inc.*	2,500	80,313
CommScope, Inc.*	8,100	326,531
Corning, Inc.	32,300	4,164,681
Cox Communications, Inc.*	6,697	344,895
EchoStar Communications Corp.*	52,600	5,128,500
Global TeleSystems Group, Inc.*	33,600	1,163,400
iBasis, Inc.*	460	13,225
ITC Deltacom, Inc.*	2,600	71,825
JDS Uniphase Corp.*	278,950	44,998,122
Level 3 Communications, Inc.*	33,800	2,767,375
Lucent Technologies, Inc.	7,900	591,019
MCI WorldCom, Inc.*	482,960	25,627,038
Metricom, Inc.*	2,200	172,975
Metromedia Fiber Network, Inc., "A"*	80,440	3,856,092
Motorola, Inc.	103,900	15,299,275
Next Level Communications, Inc.*	6,180	462,727
NEXTEL Communications, Inc.*	167,600	17,283,750
Nortel Networks Corp.	363,100	36,673,100
NTL, Inc.*	19,000	2,370,250
Omnipoint Corp.*	148,800	17,949,000
PairGain Technologies, Inc.*	24,800	351,850
Powerwave Technologies, Inc.*	1,800	105,075
Price Communications Corp.	2,500	69,531
QUALCOMM, Inc.*	810,800	142,802,150
Qwest Communications International, Inc.*	131,100	5,637,300
Tekelec Co.*	9,800	220,500
Time Warner Telecom, Inc.*	2,500	124,844
Tritel, Inc.*	1,590	50,383
U.S. Cellular Corp.*	1,200	121,125
Voicestream Wireless Corp.*	176,400	25,103,925
Western Wireless Corp.*	116,300	7,763,025
		$ 477,088,548
Utilities — Electric — 0.6%		
Calpine Corp.*	142,600	$ 9,126,400
Total U.S. Stocks		$1,164,693,937

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — 19.2%		
Bermuda — 0.2%		
Global Crossing Ltd. (Telecommunications)*	61,600	$ 3,080,000
Canada — 0.2%		
BCE, Inc. (Telecommunications)	23,900	$ 2,155,481
Four Seasons Hotels, Inc. (Restaurants and Lodging)	1,200	63,900
Microcell Telecommunications, "B" (Telecommunications)*	8,000	263,000
		$ 2,482,381
Finland — 3.7%		
F-Secure Oyj (Computer Software — Systems)*	725	$ 21,174
Nokia Corp., ADR (Telecommunications)	136,100	25,859,000
Sonera Oyj (Telecommunications)	395,200	27,084,305
		$52,964,479
France — 1.3%		
Bouygues S.A. (Telecommunications)	27,430	$17,431,220
Business Objects S.A., ADR (Computer Software — Systems)*	11,200	1,496,600
Thomson Multimedia (Electronics)*	4,900	264,011
		$19,191,831
Germany — 1.2%		
Mannesmann AG (Conglomerate)	66,995	$16,159,225
MobilCom AG (Cellular Telephones)	14,600	1,249,811
SAP AG, ADR (Computer Software — Systems)	6,700	347,563
		$17,756,599
Hong Kong — 0.6%		
China Telecom Ltd. (Telecommunications)	1,066,000	$ 6,651,357
Hutchison Whampoa Ltd. (Conglomerate)	193,000	2,805,738
		$ 9,457,095
Israel — 0.2%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	22,900	$ 592,537
Teva Pharmaceutical Industries Ltd., ADR (Pharmaceuticals)	30,900	2,215,144
		$ 2,807,681
Italy — 0.7%		
Olivetti S.p.A. (Telecommunications)*	1,445,800	$ 4,186,187
Telecom Italia Mobile S.p.A. (Telecommunications)	301,400	3,366,258
Telecom Italia S.p.A. (Telecommunications)	139,000	1,959,817
		$ 9,512,262
Japan — 6.1%		
Murata Manufacturing Co. Ltd. (Electronics)	7,000	$ 1,644,157
Canon, Inc. (Special Products and Services)	147,000	5,840,869
DDI Corp. (Telecommunications)	922	12,632,609
Fast Retailing Co. (Retail)	7,700	3,134,860
Hikari Tsushin, Inc. (Telecommunications)	2,400	4,815,032
Kyocera Corp. (Electronics)	78,400	20,332,746
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	215	3,682,228

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
NTT Mobile Communications Network, Inc. (Telecommunications)	372	$ 14,307,693
Rohm Co. (Electronics)	4,100	1,685,261
SOFTBANK CORP. (Internet)	4,000	3,828,538
Sony Corp., ADR (Electronics)	42,100	11,987,975
Toyota Motor Corp. (Automotive)	91,000	4,408,397
		$ 88,300,365
Mexico — 1.1%		
Grupo Television S.A. de C.V., GDR (Entertainment)*	92,400	$ 6,306,300
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	82,400	9,270,000
		$ 15,576,300
Netherlands — 1.1%		
ASM Lithography Holding N.V. (Computer Software — Systems)*	41,600	$ 4,732,000
KPN N.V. (Telecommunications)*	87,200	8,509,673
STMicroelectronics N.V. (Electronics)	17,500	2,650,157
		$ 15,891,830
Portugal		
PT Multimedia SGPS S.A. (Conglomerate)*	3,430	$ 195,067
South Korea		
Korea Thrunet Co. Ltd., "A" (Internet)*	7,260	$ 492,773
Spain — 0.1%		
Jazztel PLC, ADR (Telecommunications)*	16,080	$ 1,047,210
Telefonica Publicidad e Informacion S.A. (Utilities — Telephone)*	5,600	242,510
		$ 1,289,720
Sweden — 0.9%		
Ericsson LM, ADR (Telecommunications)	193,500	$ 12,710,531
United Kingdom — 1.8%		
ARM Holdings PLC (Electronics)*	19,200	$ 1,297,042
ARM Holdings PLC, ADR (Electronics)*	107,420	20,570,930
COLT Telecom Group PLC (Telecommunications)*	78,400	4,044,642
Thus PLC (Internet)*	58,650	370,171
		$ 26,282,785
Total Foreign Stocks		$ 277,991,699
Total Stocks (Identified Cost, $741,496,336)		$1,442,685,636

Rights

Issuer	Shares	Value
Internet		
Talk.com, Inc.*, (Identified Cost, $0)	3,725	$ 2,794

Short-Term Obligation — 0.5%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$ 6,900	$ 6,899,482
Total Investments (Identified Cost, $748,395,818)		$1,449,587,912

Other Assets, Less Liabilities — (0.4)%		(5,378,245)
Net Assets — 100.0%		$1,444,209,667

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Global Growth Series

Stocks — 98.0%

Issuer	Shares	Value
Foreign Stocks — 55.3%		
Argentina		
Banco de Galicia y Buenos Aires S.A. de C.V., ADR (Banks and Credit Cos.)	1,940	$ 38,436
Australia — 0.6%		
Cable & Wireless Optus (Telecommunications)	671,210	$ 2,233,339
QBE Insurance Group Ltd. (Insurance)*	145,981	677,537
		$ 2,910,876
Brazil — 0.8%		
Aracruz Celulose S.A. (Forest and Paper Products)	7,000	$ 183,750
Banco Itau S.A. (Banks and Credit Cos.)	2,094,300	179,943
Caemi Mineracao e Metalurgica S.A. (Minerals)	1,721,200	123,928
Companhia Brasileira de Distribuicao Grupo Pao de Acucar, ADR (Supermarkets)	6,700	216,494
Companhia Cervejaria Brahma, ADR (Beverages)	2,700	37,800
Companhia Energetica do Ceara, Preferred, "A" (Utilities — Electric)	22,900	65,374
Companhia Vale Rio Doce, ADR (Mining)	9,600	266,112
Companhia Vale Rio Doce, Preferred (Mining)	3,700	102,550
Petroleo Brasileiro S.A. (Oils)	8,800	224,400
Petroleo Brasileiro S.A., Preferred (Oils)	3,286,600	838,047
Tele Centro Sul Participacoes S.A. (Telecommunications)*	17,476,612	187,941
Tele Centro Sul Participacoes S.A., ADR (Telecommunications)*	1,000	90,750
Tele Centro Sul Participacoes S.A., Preferred (Telecommunications)*	10,531,100	192,584
Telemig Celular Participacoes S.A., ADR (Telecommunications)	2,000	92,375
Telesp Participacoes S.A. (Telecommunications)	4,600	112,412
Telesp Participacoes S.A., Preferred (Telecommunications)*	11,869	288,172
Uniao de Banco Brasiliero S.A. (Banks and Credit Cos.)	6,546	195,562
		$ 3,398,194
Canada — 0.8%		
Abitibi-Consolidated, Inc. (Forest and Paper Products)	51,910	$ 616,431
Aliant, Inc. (Telecommunications)	42,100	726,514
BCE, Inc. (Telecommunications)	17,500	1,578,281
Canadian National Railway Co. (Railroads)	18,455	485,597
Four Seasons Hotels, Inc. (Restaurants and Lodging)	200	10,650
		$ 3,417,473
Chile		
Distribucion y Servicio S.A., ADR (Supermarkets)	10,090	$ 196,755
China — 0.3%		
China Common Corp. (Computer Software-Systems)*	100	$ 7,863
China Telecom Hong Kong Ltd. (Telecommunications)*	12,000	$ 1,542,750
		$ 1,550,613
Colombia		
Bancolombia S.A. (Banks and Credit Cos.)	8,700	$ 40,238
Czechoslovakia		
Cesky Telecom A.S. (Telecommunications)*	8,300	$ 131,555
Cesky Telecom A.S., GDR (Telecommunications)*	4,900	78,890
		$ 210,445
Denmark — 0.2%		
ISS International Service System (Commercial Services)	13,000	$ 875,249
Egypt — 0.1%		
Egypt Mobile Phone (Telecommunications)	5,000	$ 229,368
Estonia		
As Eesti Telekom, GDR (Telecommunications)	9,930	$ 202,076
Finland — 2.4%		
F-Secure Oyj (Computer Software — Systems)*	125	$ 3,651
Nokia Corp., ADR (Telecommunications)	22,400	4,256,000
Perlos Oyj Corp. (Electronics)*	33,200	1,170,250
Sonera Oyj (Telecommunications)	61,500	4,214,789
Tieto Corp. (Computer Software — Systems)	19,903	1,242,748
		$10,887,438
France — 3.6%		
Alcatel (Telecommunications)	4,300	$ 987,361
Axa (Insurance)	15,430	2,150,674
Banque Nationale de Paris (Banks and Credit Cos.)	8,100	747,228
Bouygues S.A. (Telecommunications)	4,880	3,101,143
Business Objects S.A., ADR (Computer Software — Systems)*	1,800	240,525
Castorama Dubois Investisse (Stores)	2,550	775,568
Sanofi-Synthelabo S.A. (Medical and Health Products)*	30,100	1,253,169
SEITA (Tobacco)	2,800	126,894
STMicroelectronics Co. (Electronics)*	12,425	1,912,020
Television Francaise (Entertainment)	1,628	852,571
Thomson Multimedia (Electronics)*	850	45,798
Total S.A., "B" (Oils)	12,020	1,603,958
Vivendi (Business Services)	5,400	487,547
Wavecom S.A., ADR (Electronics)*	20,890	1,979,327
		$16,263,783
Germany — 2.6%		
Fielmann AG, Preferred (Retail)	9,620	$ 287,743
Freenet.de AG (Internet)*	410	45,338
Henkel KGaA, Preferred (Chemicals)	23,024	1,518,779
Mannesmann AG (Conglomerate)	33,312	8,034,870
MobilCom AG (Cellular Telephones)	12,100	1,035,802
Porsche AG (Automotive)	258	706,742
		$11,629,274

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Greece — 0.5%		
Alpha Credit Bank S.A., GDR (Banks and Credit Cos.)	5,645	$ 442,225
Antenna TV S.A., ADR (Broadcasting)*	20,109	344,367
Athens Medical Center, GDR (Medical and Health Technology and Services)	2,200	113,946
Hellenic Telecommunication Organization S.A., GDR (Telecommunications)	31,634	749,442
National Bank of Greece, GDR (Banks and Credit Cos.)	2,929	215,953
Panafon S.A. (Telecommunications)*	30,400	408,365
		$ 2,274,298
Hong Kong — 1.6%		
China Telecom Ltd. (Telecommunications)	644,000	$ 4,018,268
Hutchison Whampoa Ltd. (Conglomerate)	52,000	755,950
i-CABLE Communications Ltd. (Telecommunications)*	85,000	115,367
Li & Fung Ltd. (Consumer Goods and Services)	1,010,000	2,533,771
		$ 7,423,356
Hungary — 0.2%		
Gedeon Richter Ltd., GDR (Pharmaceuticals)	910	$ 59,377
Gedeon Richter Rt., GDR (Pharmaceuticals)	150	9,900
Magyar Olaj Es Gazipari KT (Gas)	2,877	59,812
Magyar Tavkozlesi Rt., ADR (Telecommunications)*	21,589	777,204
OTP Bank Rt. (Banks and Credit Cos.)	1,369	80,206
		$ 986,499
India — 0.5%		
Infosys Technologies Ltd., ADR (Computer Software — Services)	3,730	$ 1,230,900
Videsh Sanchar Nigam Ltd., GDR (Telecommunications)##	34,100	833,745
		$ 2,064,645
Indonesia — 0.1%		
Gudang Garam Tbk (Tobacco)	49,000	$ 132,071
H M Sampoerna Tbk (Tobacco)	162,000	412,839
		$ 544,910
Ireland — 0.4%		
Bank of Ireland (Banks and Credit Cos.)*	143,560	$ 1,142,176
Elan Corp. PLC, ADR (Health Products)*	22,800	672,600
Trintech Group PLC, ADR (Computer Software — Products)*	550	27,225
		$ 1,842,001
Israel — 0.5%		
ECI Telecom Ltd. (Telecommunications)	4,289	$ 135,639
Partner Communications Co. Ltd., ADR (Cellular Telephones)	72,775	1,883,053
Teva Pharmaceutical Industries Ltd., ADR (Pharmaceuticals)	4,900	351,269
		$ 2,369,961

Issuer	Shares	Value
Foreign Stocks — continued		
Italy — 2.1%		
Olivetti S.p.A. (Telecommunications)*	225,100	$ 651,757
San Paolo – Imi S.p.A. (Banks and Credit Cos.)	77,764	1,056,485
Telecom Italia Mobile S.p.A. (Telecommunications)	365,370	4,080,722
Telecom Italia Mobile S.p.A., Saving Shares (Telecommunications)*	197,700	941,760
Telecom Italia S.p.A. (Telecommunications)	209,500	2,953,825
		$ 9,684,549
Japan — 14.4%		
Canon, Inc. (Special Products and Services)	83,000	$ 3,297,906
Chugai Pharmaceutical Co. Ltd. (Pharmaceuticals)	134,000	1,449,109
Daikin Industries (Consumer Goods and Services)	27,000	367,293
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	199,000	3,114,122
DDI Corp. (Telecommunications)	156	2,137,405
Don Quijote Co. Ltd. (Retail)	12,100	1,894,696
East Japan Railway Co. (Railroads)	195	1,051,527
Fast Retailing Co. (Retail)	11,300	4,600,509
Fuji Heavy Industries Ltd. (Automotive)	77,000	527,500
Hikari Tsushin, Inc. (Telecommunications)	400	802,505
Hitachi Ltd. (Electronics)	240,000	3,852,026
Keyence Corp. (Electronics)	4,810	1,953,562
Kyocera Corp. (Electronics)	12,200	3,164,024
Mimasu Semiconductor Industry Co. Ltd. (Electronics)	30,600	497,123
Murata Manufacturing Co. Ltd. (Electronics)	11,000	2,583,676
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	262	4,487,179
Nitto Denko Corp. (Industrial Goods and Services)	21,000	1,050,206
NTT Mobile Communications Network, Inc. (Telecommunications)	188	7,230,769
Orix Corp. (Financial Services)	22,600	5,091,525
Pioneer Electronic Corp. (Electronics)	28,000	739,871
Rohm Co. (Electronics)	6,400	2,630,652
SOFTBANK CORP. (Internet)	2,100	2,009,982
Sony Corp. (Electronics)	10,100	2,995,009
Sony Corp., ADR (Electronics)	7,900	2,249,525
Sumitomo Bank Ltd. (Banks and Credit Cos.)	54,000	739,342
Terumo Corp. (Pharmaceuticals)	48,000	1,282,443
Toshiba Corp. (Electronics)	79,000	603,053
Toyota Motor Corp. (Automotive)	14,000	678,215
Ushio, Inc. (Electronics)	92,000	1,773,733
		$ 64,854,487
Malaysia — 0.2%		
Malayan Banking Berhad (Banks and Credit Cos.)†	53,000	$ 178,875
Malaysian Pacific Industries Berhad (Electronics)†	49,000	300,125
Resorts World Berhad (Entertainment)†	68,000	185,300

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Malaysia — continued		
Sime Darby Berhad (Holding Company)†	146,000	$ 175,930
Telekom Malaysia Berhad (Telecommunications)†	58,000	213,150
		$ 1,053,380
Mexico — 1.9%		
Cemex S.A. (Construction)	6,911	$ 192,644
Cifra S.A. de C.V. (Retail)*	135,497	271,996
Cifra S.A. de C.V., ADR (Retail)*	3,100	62,403
Coca-Cola Femsa S.A., ADR (Beverages)	16,500	289,781
Fomento Economico Mexicano S.A. (Food and Beverage Products)	7,100	315,950
Grupo Continential S.A. (Food and Beverage Products)	84,200	122,764
Grupo Financiero Banorte S.A. de C.V. (Finance)*	76,800	116,032
Grupo Mexico S.A. (Metals)	29,600	146,827
Grupo Modelo S.A. de C.V. (Brewery)	171,700	471,653
Grupo Television S.A. de C.V., GDR (Entertainment)*	17,700	1,208,025
Kimberly-Clark de Mexico S.A. de C.V. (Forest and Paper Products)	139,900	546,889
Nuevo Grupo Iusacell S.A. de C.V., ADR (Telecommunications)*	5,200	77,675
Organiz Soriana S.A., “B” (General Merchandise)	79,600	365,832
Panamerican Beverages, Inc. (Food and Beverage Products)	71,590	1,472,069
Telefonos de Mexico S.A. (Utilities — Telephone)	256,560	1,436,628
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	12,800	1,440,000
Tubos de Acero de Mexico S.A. (Steel)	2,800	37,975
		$ 8,575,143
Netherlands — 3.0%		
Akzo Nobel N.V. (Chemicals)	36,530	$ 1,832,110
ASM Lithography Holding N.V. (Computer Software — Systems)*	6,500	739,375
Fugro N.V. (Engineering)*	31,138	1,157,150
Hunter Douglas N.V., ADR (Consumer Goods and Services)	37,895	1,030,430
ING Groep N.V. (Financial Services)*	36,794	2,221,091
Koninklijke Ahrend Groep N.V. (Consumer Goods and Services)*	49,382	693,770
Koninklijke Philips Electronics N.V. (Electronics)	10,060	1,367,743
KPN N.V. (Telecommunications)*	46,300	4,518,324
		$ 13,559,993
New Zealand — 0.1%		
Warehouse Group (Retail)	81,000	$ 363,068
Philippines — 0.4%		
Bank of Philippine Islands (Banks and Credit Cos.)	137,500	$ 396,766
Metro Bank & Trust Co. (Banks and Credit Cos.)	56,800	409,751
Philippine Long Distance Telephone Co. (Utilities — Telephone)	18,100	468,338
SM Prime Holding, Inc. (Real Estate)	2,169,000	410,060
		$ 1,684,915
Poland — 0.1%		
Agora S.A. (Entertainment)*##	12,222	$ 180,274
Bank Rozwoju Eksportu S.A. (Banks and Credit Cos.)	4,490	142,419
Polski Koncern Naftowy S.A., GDR (Oils)*##	18,800	230,300
		$ 552,993
Portugal — 0.4%		
Banco Pinto & Sotto Mayor S.A. (Banks and Credit Cos.)	71,434	$ 1,530,908
PT Multimedia SGPS S.A. (Conglomerate)*	3,150	179,144
		$ 1,710,052
Singapore — 3.0%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	30,475	$ 2,224,675
Datacraft Asia Ltd. (Telecommunications)	273,702	2,271,726
DBS Group Holdings Ltd. (Financial Services)*	254,855	4,178,703
Natsteel Electronics Ltd. (Electronics)	230,000	1,215,616
Overseas Union Bank Ltd. (Banks and Credit Cos.)	473,000	2,769,820
Overseas-Chinese Banking Corp. Ltd. (Banks and Credit Cos.)	120,000	1,102,703
		$ 13,763,243
South Africa — 0.6%		
De Beers Centenary AG (Diamonds — Precious Stones)	11,261	$ 327,759
De Beers Consolidated Mines Ltd. (Mining)	2,800	81,025
Dimension Data Holdings Ltd. (Financial Institutions)	64,600	405,457
Imperial Holdings Ltd. (Conglomerate)	28,787	315,019
Liberty Life Association of Africa Ltd. (Insurance)	21,182	244,540
Nedcor Ltd. (Banks and Credit Cos.)*	13,725	305,744
Sasol Ltd. (Oils)	49,340	416,381
South African Breweries Ltd. (Brewery)	37,800	384,761
South African Breweries Ltd., ADR (Brewery)	13,500	136,198
		$ 2,616,884
South Korea — 1.5%		
Housing & Commercial Bank of Korea (Banks and Credit Cos.)	19,800	$ 628,018
Hyundai Electronics Industries Co. (Electronics)	16,371	347,613
Kookmin Bank (Banks and Credit Cos.)	22,800	357,568
Korea Telecom Corp. (Telecommunications)*	33,960	2,538,510
Korea Thrunet Co. Ltd., “A” (Internet)*	2,840	192,765
LG Chemical Ltd. (Chemicals)	9,500	300,485
Pohang Iron & Steel Co. Ltd. (Construction)	5,310	583,632
Pohang Iron & Steel Co. Ltd., ADR (Construction)	2,100	73,500
Samsung Corp. (Electronics)	19,000	284,582

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
South Korea — continued		
Samsung Electronics (Electronics)	5,182	$ 1,214,460
Samsung Securities Co. Ltd. (Finance)	3,850	116,687
		$ 6,637,820
Spain — 1.1%		
Altadis S.A. (Tobacco)*	73,530	$ 1,045,615
Cortefiel S.A. (Retail)	49,830	1,304,779
Jazztel PLC, ADR (Telecommunications)*	10,540	686,418
Repsol S.A. (Oils)	43,300	1,003,843
Repsol S.A., ADR (Oils)	13,400	311,550
Telefonica Publicidad e Informacion S.A. (Utilities — Telephone)	1,000	43,306
Terra Networks S.A. (Internet)*	3,590	196,140
		$ 4,591,651
Sweden — 2.1%		
Allgon AB, "B" (Electronics)	53,300	$ 1,060,353
Ericsson LM, "B" (Telecommunications)	24,390	1,570,492
Ericsson LM, ADR (Telecommunications)	30,500	2,003,469
Saab AB, "B" (Aerospace)	264,798	2,556,026
Skandia Forsakrings AB (Insurance)	76,570	2,316,479
		$ 9,506,819
Switzerland — 1.4%		
Compagnie Financiere Richemont AG (Conglomerate)	116	$ 276,937
Julius Baer Holdings (Banks and Credit Cos.)	345	1,042,564
Nestle S.A. (Food and Beverage Products)	973	1,783,151
Novartis AG (Medical and Health Products)	1,250	1,836,087
Synthes-Stratec, Inc. (Medical Products)*	2,810	1,253,260
		$ 6,191,999
Taiwan — 1.2%		
Acer, Inc. (Computer Software — Systems)*	7,400	$ 103,600
Acer, Inc., GDR (Computer Software — Systems)*	32,000	448,000
Advanced Semiconducor, Inc., GDR (Electronics)	25,900	497,280
ASE Test Ltd. (Electronics)*	23,200	565,500
Far Eastern Textile Ltd., GDR (Textiles)*	8,500	201,025
Fubon Insurance Co., GDR (Insurance)	22,620	184,353
Ritek Corp. (Computer — Software Systems)*##	11,700	131,040
Taipei Fund (Finance)*	176	1,761,232
Taiwan Semiconductor Manufacturing Co. Ltd., ADR (Electronics)	30,891	1,390,095
		$ 5,282,125
Thailand — 0.2%		
Thai Farmers Bank (Banks and Credit Cos.)	128,000	$ 214,811
Total Access Communications Public Co. Ltd., ADR (Telecommunications)	211,000	831,340
		$ 1,046,151

Issuer	Shares	Value
Foreign Stocks — continued		
Turkey — 0.2%		
Yapi ve Kredi Bankasi (Banks and Credit Cos.)	31,690,519	$ 979,185
United Kingdom — 6.1%		
Anglo American PLC (Metals)	5,935	$ 382,156
Anglo American PLC, ADR (Metals)	1,283	83,555
Antofagasta Holdings PLC (Minerals)	15,900	110,363
ARM Holdings PLC (Electronics)*	3,000	202,663
ARM Holdings PLC, ADR (Electronics)*	19,220	3,680,630
AstraZeneca Group PLC (Medical and Health Products)	35,650	1,480,089
Boots Co. PLC (Retail)*	109,800	1,074,069
BP Amoco PLC (Oils)	80,478	811,818
British Aerospace PLC (Aerospace)*	229,433	1,507,327
British Telecommunications PLC (Telecommunications)*	174,704	4,230,107
Cable & Wireless Communications PLC (Telecommunications)*	60,110	858,818
Capital Radio PLC (Broadcasting)	35,390	856,898
CGU PLC (Insurance)	75,400	1,215,890
Coca-Cola Beverages PLC (Beverages)*	179,800	342,475
COLT Telecom Group PLC (Telecommunications)*	12,200	629,396
Diageo PLC (Food and Beverage Products)*	60,376	481,447
Lloyds TSB Group PLC (Banks and Credit Cos.)*	158,000	1,961,285
Next PLC (Stores)	100,626	964,837
Nycomed Amersham PLC (Medical and Health Products)	203,000	1,277,962
Reuters Group PLC (Business Services)	61,450	853,056
Standard Chartered PLC (Banks and Credit Cos.)	99,800	1,586,807
Tesco PLC (Retail)*	206,392	626,337
Thus PLC (Internet)*	59,340	374,526
United News & Media PLC (Broadcasting)	168,100	2,117,863
		$ 27,710,374
Venezuela — 0.1%		
Ca la Electricidad de Caracas, ADR (Utilities — Electric)	20,950	$ 324,725
Mavesa S.A. (Consumer Goods and Services)	42,000	128,625
		$ 453,350
Total Foreign Stocks		$250,174,069

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — 42.7%		
Advertising — 0.4%		
Doubleclick, Inc.*	105	$ 26,572
Lamar Advertising Co., "A"*	200	12,113
Omnicom Group, Inc.	4,500	450,000
Young & Rubicam, Inc.	19,830	1,402,972
		$ 1,891,657
Airlines		
Atlas Air, Inc.*	300	$ 8,231
Automotive		
AutoNation, Inc.*	1,060	$ 9,805
Banks and Credit Companies		
First Tennessee National Corp.	200	$ 5,700
Broadcasting — 0.1%		
Radio One, Inc.*	800	$ 73,600
Spanish Broadcasting Systems, Inc.*	3,700	148,925
Westwood One, Inc.*	300	22,800
		$ 245,325
Business Machines — 1.0%		
Affiliated Computer Services, Inc., "A"*	80	$ 3,680
Seagate Technology, Inc.*	300	13,969
Sun Microsystems, Inc.*	51,400	3,980,287
Texas Instruments, Inc.	6,500	629,688
		$ 4,627,624
Business Services — 0.3%		
Adelphia Business Solutions*	800	$ 38,400
Airnet Commerce Corp.*	340	12,367
Bea Systems, Inc.*	600	41,962
Breakaway Solutions, Inc.*	250	18,250
Computer Sciences Corp.*	3,400	321,725
Concord EFS, Inc.*	450	11,588
Digimarc Corp.*	900	45,000
eBenX, Inc.*	90	4,073
First Data Corp.	1,130	55,723
Insight Enterprises, Inc.*	300	12,188
Learning Tree International, Inc.*	13,700	383,600
Lycos, Inc.*	2,000	159,125
McAfee.com Corp.*	370	16,650
Pegasus Systems, Inc.*	200	12,063
Predictive Systems, Inc.*	50	3,275
Professional Detailing, Inc.*	300	8,981
Tanning Technology Corp.*	400	23,575
Teletech Holdings, Inc.*	900	30,333
Tickets.com, Inc.*	450	6,441
USWeb Corp.	300	13,331
Virginia Linux Systems, Inc.*	180	37,192
Wireless Facilities, Inc.*	130	5,671
		$ 1,261,513
Cellular Telephones — 1.0%		
AirGate PCS, Inc.*	400	$ 21,100
Powertel, Inc.	3,900	391,462
Sprint Corp. (PCS Group)*	35,300	3,618,250
TeleCorp PCS, Inc.*	320	12,160
Telephone & Data Systems, Inc.	2,600	327,600
		$ 4,370,572
Computer Hardware — Systems		
Maxtor Corp.*	600	$ 4,350
Computer Software — Personal Computers — 2.3%		
America Online, Inc.*	6,600	$ 497,887
Mercury Interactive Corp.	900	97,144
U.S. Stocks — continued		
Computer Software — Personal Computers — continued		
Microsoft Corp.*	79,500	$ 9,281,625
Symantec Corp.*	5,300	310,713
		$ 10,187,369
Computer Software — Services — 0.1%		
EMC Corp.*	2,100	$ 229,425
FutureLink Corp.*	1,500	39,000
Immersion Corp.*	110	4,221
Internet Commerce Corp.*	1,700	52,912
Metasolv Software, Inc.*	150	12,262
Quintus Corp.*	220	10,093
Real Networks, Inc.*	1,200	144,375
SonicWall, Inc.*	110	4,428
Tecnomatix Technologies Ltd.*	1,200	34,500
		$ 531,216
Computer Software — Systems — 9.7%		
Adobe Systems, Inc.	4,600	$ 309,350
Agile Software Corp.*	1,100	238,958
Alteon Websystems, Inc.*	150	13,163
Aspen Technology, Inc.*	300	7,931
BMC Software, Inc.*	66,902	5,347,979
Brio Technology, Inc.	800	33,600
Cadence Design Systems, Inc.*	40,510	972,240
CheckFree Holdings Corp.*	300	31,350
Clarify, Inc.*	400	50,400
Computer Associates International, Inc.	51,150	3,577,303
Computer Network Technology Corp.*	1,100	25,231
Compuware Corp.*	67,200	2,503,200
CSG Systems International, Inc.*	5,520	220,110
Edwards (J.D.) & Co.*	3,700	110,537
Foundry Networks, Inc.*	225	67,880
Harbinger Corp.*	700	22,269
I2 Technologies, Inc.	8,900	1,735,500
Keane, Inc.*	500	15,875
Manugistics Group, Inc.*	2,400	77,550
MicroStrategy, Inc.*	600	126,000
NetIQ Corp.*	225	11,714
Network Associates, Inc.*	1,400	37,362
Oracle Corp.*	216,482	24,259,535
Peoplesoft, Inc.*	1,072	22,847
Siebel Systems, Inc.*	8,700	730,800
Smartdisk Corp.	100	3,275
Sycamore Networks, Inc.*	275	84,700
Synopsys, Inc.*	300	20,025
Unisys Corp.*	600	19,162
VERITAS Software Corp.*	21,750	3,112,969
		$ 43,788,815
Consumer Goods and Services		
Atwood Oceanics, Inc.*	300	$ 11,588
Callaway Golf Co.	700	12,381
Carson, Inc., "A"*	11,600	37,700
TV Guide, Inc.*	400	17,200
		$ 78,869
Containers		
Smurfit-Stone Container Corp.*	500	$ 12,250
Electrical Equipment		
Jabil Circuit, Inc.*	200	$ 14,600
Micrel, Inc.*	400	22,775
QLogic Corp.*	200	31,975
		$ 69,350

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Electronics — 2.5%		
Agilent Technologies, Inc.*	2,010	$ 155,398
Altera Corp.*	56,440	2,797,307
Analog Devices, Inc.*	11,800	1,097,400
Applied Materials, Inc.*	15,700	1,988,994
Applied Micro Circuits Corp.*	400	50,900
Atmel Corp.*	4,000	118,250
ATMI, Inc.*	300	9,919
Burr-Brown Corp.*	450	16,256
Caliper Technologies Corp.*	130	8,678
Conexant Systems, Inc.*	19,000	1,261,125
Credence Systems Corp.*	300	25,950
E Tek Dynamics, Inc.*	1,300	175,012
Electro Scientific Industries, Inc.*	200	14,600
Flextronics International Ltd.*	400	18,400
Lam Research Corp.*	4,300	479,719
LTX Corp.*	800	17,900
Maxim Integrated Products, Inc.*	400	18,875
Microchip Technology, Inc.*	200	13,688
MIPS Technologies, Inc.*	200	10,400
Novellus Systems, Inc.*	2,000	245,062
Optical Coating Laboratory, Inc.	200	59,200
Photronics, Inc.*	400	11,450
Quanta Services, Inc.*	300	8,475
Sage, Inc.*	90	1,744
Sanmina Corp.*	100	9,988
SDL, Inc.*	3,000	654,000
SIPEX Corp.*	1,700	41,756
Solectron Corp.*	900	85,613
Teradyne, Inc.*	10,600	699,600
Virata Corp.*	110	3,286
Xilinx, Inc.*	29,720	1,351,331
		$ 11,450,276
Entertainment — 2.0%		
Acme Communications, Inc.*	225	$ 7,481
CBS Corp.*	22,870	1,462,251
Clear Channel Communications, Inc.*	30,792	2,748,186
Comcast Corp., "A"	17,500	884,844
Cox Radio, Inc., "A"*	27,000	2,693,250
Emmis Broadcasting Corp., "A"*	1,900	236,817
Harrah's Entertainment, Inc.*	400	10,575
Hearst-Argyle Television, Inc.*	300	7,988
Infinity Broadcasting Corp.*	500	18,094
International Speedway Corp.	512	25,792
Macromedia, Inc.*	4,700	343,687
Radio Unica Communications Co.*	350	10,106
Univision Communications, Inc., "A"*	3,100	316,781
USA Networks, Inc.*	500	27,625
		$ 8,793,477
Finance — 0.1%		
R.O.C. Taiwan Fund	44,200	$ 372,937
Financial Institutions — 0.5%		
American Express Co.	5,500	$ 914,375
ICICI Ltd.*	29,100	403,762
Lehman Brothers Holdings, Inc.	5,200	440,375
Morgan Stanley Dean Witter & Co.	3,500	499,625
Waddell & Reed Financial, Inc., "A"	300	8,138
		$ 2,266,275
Forest and Paper Products — 0.2%		
Jefferson Smurfit Corp.	294,860	$ 882,911

Issuer	Shares	Value
U.S. Stocks — continued		
Internet — 0.8%		
Agency.com, Inc.*	100	$ 5,100
Akamai Technologies, Inc.*	300	98,287
CacheFlow, Inc.*	230	30,058
CMGI, Inc.*	1,000	276,875
Cobalt Networks, Inc.*	110	11,921
Data Return Corp.*	375	20,062
Deltathree.com, Inc.*	140	3,605
Digital Impact, Inc.*	190	9,524
Digital Insight Corp.*	300	10,912
eSPEED, Inc.*	400	14,225
Expedia, Inc.*	200	7,000
Fogdog, Inc.*	140	1,330
FreeMarkets, Inc.*	70	23,892
GRIC Communications, Inc.*	70	1,776
Harris Interactive, Inc.*	140	1,829
iManage, Inc.*	30	964
Internap Network Services Corp.*	625	108,125
Keynote Systems, Inc.*	200	14,750
Lifeminders.com, Inc.*	120	6,930
Mediaplex, Inc.*	150	9,413
MedicaLogic, Inc.*	240	5,040
OnDisplay, Inc.*	50	4,544
Open Market, Inc.*	7,800	351,975
Satyam Infoway Ltd.*	750	116,250
Talk.com, Inc.*	2,000	35,500
VeriSign, Inc.*	13,200	2,520,375
Webvan Group, Inc.*	260	4,290
Women.com Networks, Inc.	650	9,263
		$ 3,703,815
Machinery		
SI Handling Systems, Inc.	11,100	$ 105,797
Medical and Health Products — 0.6%		
IDEC Pharmaceuticals Corp.*	2,100	$ 206,325
Immunex Corp.*	8,900	974,550
Johnson & Johnson Co.	575	53,547
King Pharmaceuticals, Inc.*	1,200	67,275
Pharmacia & Upjohn, Inc.	28,900	1,300,500
		$ 2,602,197
Medical and Health Technology and Services — 1.4%		
Allscripts, Inc.*	475	$ 20,900
Chiron Corp.*	8,700	368,662
Enzon, Inc.*	700	30,363
Genentech, Inc.*	13,500	1,815,750
Human Genome Sciences, Inc.*	1,500	228,938
ImClone Systems, Inc.*	400	15,850
Medimmune, Inc.	17,500	2,902,812
Merrill Lynch Biotech HOLDRs Trust*	3,900	559,650
Ranbaxy Laboratories Ltd.	12,500	271,250
Transkaryotic Therapies, Inc.*	300	11,550
		$ 6,225,725
Metals and Minerals		
Phelps Dodge Corp.	84	$ 5,639
Office Equipment		
United Stationers, Inc.*	500	$ 14,281
Oil Services — 0.1%		
Noble Drilling Corp.*	6,700	$ 219,425

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — 1.1%		
Atlantic Richfield Co.	20,000	$ 1,730,000
Exxon Mobil Corp.	39,300	3,166,106
		$ 4,896,106
Pharmaceuticals — 0.1%		
Andrx Corp.*	200	$ 8,462
Sepracor, Inc.*	6,000	595,125
		$ 603,587
Printing and Publishing		
Electronics for Imaging, Inc.*	300	$ 17,438
Restaurants and Lodging		
Brinker International, Inc.*	400	$ 9,600
CEC Entertainment, Inc.*	450	12,769
Hilton Hotels Corp.	617	5,939
Papa John's International, Inc.*	200	5,212
Starwood Hotels & Resorts Co.	300	7,050
		$ 40,570
Stores — 0.8%		
Cost Plus, Inc.	300	$ 10,687
Home Depot, Inc.	20,700	1,419,244
Wal-Mart Stores, Inc.	31,800	2,198,175
		$ 3,628,106
Technology		
National Semiconductor Corp.*	4,100	$ 175,531
Telecommunications — 17.2%		
Amdocs Ltd.*	1,008	$ 34,776
American Tower Corp., "A"*	300	9,169
Ancor Communications, Inc.*	2,625	178,172
AT&T Corp.*	46,300	2,627,525
Aware, Inc.*	200	7,275
Centinal Cellular Corp.*	200	16,575
CIENA Corp.*	15,200	874,000
Cisco Systems, Inc.*	125,050	13,395,981
Classic Communications, Inc.*	360	13,163
CommNet Cellular, Inc.*	500	16,063
CommScope, Inc.*	1,500	60,469
Corning, Inc.	5,100	657,581
Cox Communications, Inc.*	1,238	63,757
EchoStar Communications Corp.*	8,200	799,500
Firstcom Corp.*	9,600	352,800
Global TeleSystems Group, Inc.*	32,182	1,114,302
iBasis, Inc.*	70	2,013
ITC Deltacom, Inc.*	500	13,813
JDS Uniphase Corp.*	47,150	7,605,884
Level 3 Communications, Inc.*	5,300	433,937
MCI WorldCom, Inc.*	27,975	1,484,423
Metricom, Inc.	400	31,450
Metromedia Fiber Network, Inc., "A"*	10,100	484,169
Motorola, Inc.	16,200	2,385,450
Next Level Communications, Inc.*	940	70,382
NEXTEL Communications, Inc.*	26,300	2,712,187
Nortel Networks Corp.	59,500	6,009,500
NTL, Inc.*	3,000	374,250
Omnipoint Corp.*	26,000	3,136,250
PairGain Technologies, Inc.	4,200	59,587
Powerwave Technologies, Inc.*	300	17,513
Price Communications Corp.	500	13,906
QUALCOMM, Inc.*	144,000	25,362,000
Qwest Communications International, Inc.*	20,200	868,600
Talk Common, Inc.	600	450
Time Warner Telecom, Inc.*	500	24,969
Tritel, Inc.*	250	7,922

Issuer	Shares	Value
U.S. Stocks — continued		
Telecommunications — continued		
U.S. Cellular Corp.*	200	$ 20,188
UnitedGlobalCom, Inc.*	13,300	939,312
Voicestream Wireless Corp.*	30,100	4,283,606
Western Wireless Corp.*	19,400	1,294,950
Tekelec Co.*	1,800	40,500
		$ 77,898,319
Utilities — Electric — 0.4%		
Calpine Corp.*	24,800	$ 1,587,200
Total U.S. Stocks		$192,582,258
Total Stocks (Identified Cost, $275,767,901)		$442,756,327

Warrants

Cemex S.A., ADR (Construction)*, (Identified Cost, $809)	462	$ 1,906

Short-Term Obligation — 1.9%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$ 8,700	$ 8,699,347
Total Investments (Identified Cost, $284,468,057)		$451,457,580

Other Assets, Less Liabilities — 0.1%

Other Assets, Less Liabilities — 0.1%		295,318
Net Assets – 100.0%		$451,752,898

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Managed Sectors Series

Stocks — 99.5%

Issuer	Shares	Value
Energy — 1.0%		
Calpine Corp.*	85,900	$ 5,497,600
Noble Drilling Corp.*	38,300	1,254,325
		$ 6,751,925
Financial Institutions — 2.6%		
American Express Co.	27,700	$ 4,605,125
Daiwa Securities Group, Inc. (Japan)	120,000	1,877,863
Goldman Sachs Group, Inc.	7,500	706,406
Lehman Brothers Holdings, Inc.	39,300	3,328,219
Morgan Stanley Dean Witter & Co.	50,400	7,194,600
		$ 17,712,213
Leisure — 55.7%		
Acme Communications, Inc.*	575	$ 19,119
AdForce, Inc.*	41,200	2,940,650
AGENCY.COM, Ltd.*	300	15,300
AirGate PCS, Inc.*	1,025	54,069
Amdocs Ltd.*	1,077	37,157
America Online, Inc.*	7,900	595,956
American Tower Corp., "A"*	900	27,506
Ancor Communications, Inc.*	21,600	1,466,100
AT&T Corp.*	104,500	5,930,375
BCE, Inc. (Canada)	11,100	1,001,081
BroadWing, Inc.*	12,600	464,625
Bouygues S.A. (France)	20,580	13,078,181
CBS Corp.*	59,100	3,778,706
China Telecom Hong Kong Ltd., ADR (Hong Kong)	13,600	1,748,450
China Telecom Ltd. (Hong Kong)	702,000	4,380,162
CIENA Corp.*	40,700	2,340,250
Cisco Systems, Inc.*	28,800	3,085,200
Classic Communications, Inc.*	1,090	39,853
Clear Channel Communications, Inc.*	6,968	621,894
COLT Telecom Group PLC, (United Kingdom)*	36,900	1,903,665
Comcast Corp., "A"	46,100	2,330,931
Corning, Inc.	21,200	2,733,475
Cox Communications, Inc.*	2,800	144,200
Crown Castle International Corp.*	19,500	626,437
DDI Corp. (Japan)	574	7,864,553
Deutsche Telekom AG, ADR (Germany)	23,000	1,633,000
Digital Lightwave, Inc.*	16,300	1,043,200
Digital Microwave Corp.*	55,900	1,310,156
DoubleClick, Inc.*	300	75,919
EchoStar Communications Corp.*	28,200	2,749,500
Emmis Broadcasting Corp., "A"*	12,200	1,520,616
Entercom Communications Corp.*	6,600	435,600
Ericsson LM, ADR (Sweden)	92,900	6,102,369
Euro909.com A/S, ADR (Denmark)*	25,500	701,250
Gilat Satellite Networks Ltd.*	19,000	2,256,250
Global Crossing Ltd. (Bermuda)*	12,700	635,000
Global TeleSystems Group, Inc.*	94,600	3,275,525
Grupo Television S.A. de C.V., GDR (Mexico)*	94,800	6,470,100
Hikari Tsushin, Inc. (Japan)	2,800	5,617,538
iBasis, Inc.*	210	6,038
Infinity Broadcasting Corp.*	7,700	278,644
InterDigital Communications Corp.*	34,800	2,610,000
JDS Uniphase Corp.*	131,550	21,220,659
Keyence Corp. (Japan)	800	324,917
KPN N.V. (Netherlands)*	40,600	3,962,073
Korea Thrunet Co., Ltd., "A" (S. Korea)*	3,360	228,060
Leisure — continued		
Leap Wireless International, Inc.*	26,000	$ 2,041,000
Level 3 Communications, Inc.*	7,300	597,688
Lucent Technologies, Inc.	700	52,369
Macromedia, Inc.*	14,300	1,045,687
MCI WorldCom, Inc.*	1,125	59,695
MDSI Mobile Data Solutions, Inc (Canada)*	12,800	329,600
Metricom, Inc.*	28,100	2,209,362
Metromedia Fiber Network, Inc., "A"*	88,230	4,229,526
Millicom International Cellular S.A. (Luxembourg)*	9,000	561,375
MobilCom AG (Germany)	33,500	2,867,717
Modem Media.Poppe Tyson, Inc.*	8,500	598,187
Motorola, Inc.	50,600	7,450,850
NEXTEL Communications, Inc.*	77,200	7,961,250
Nippon Telegraph & Telephone Co. (Japan)	223	3,819,241
Nokia Corp., ADR (Finland)	65,200	12,388,000
Nortel Networks Corp.	169,700	17,139,700
NTL, Inc.*	24,100	3,006,475
NTT Mobile Communications Network, Inc. (Japan)	372	14,307,692
Olivetti S.p.A. (Italy)	1,019,400	2,951,584
Omnicom Group, Inc.	9,000	900,000
Omnipoint Corp.*	101,300	12,219,312
Open Market, Inc.*	18,100	816,762
Partner Communications Co. Ltd., ADR (Israel)*	80,425	2,080,997
Powertel, Inc.*	66,300	6,654,862
Price Communications Corp.	42,270	1,175,634
Primus Telecomm Group, Inc.*	40,700	1,556,775
QUALCOMM, Inc.*	400,000	70,450,000
Qwest Communications International, Inc.*	46,400	1,995,200
Radio One, Inc.*	2,500	230,000
Radio Unica Communications Co.*	950	27,431
Rohm Co. (Japan)	3,500	1,438,638
Sonera Oyj (Finland)	201,200	13,788,872
Spanish Broadcasting Systems, Inc.*	9,750	392,438
Sprint Corp. (PCS Group)*	94,700	9,706,750
Telecom Italia Mobile S.p.A. (Italy)	718,400	8,023,623
Telecom Italia S.p.A. (Italy)	259,400	3,657,385
TeleCorp PCS, Inc.*	1,000	38,000
Telefonica Publicidad e Informacion S.A. (Spain)*	5,500	238,179
Telefonos de Mexico S.A., ADR (Mexico)	64,100	7,211,250
Telephone & Data Systems, Inc.	41,700	5,254,200
Tickets.com, Inc.*	1,175	16,817
Time Warner, Inc.	700	50,706
Tritel, Inc.*	750	23,766
U.S. Cellular Corp.*	32,200	3,250,187
United Pan-Europe Communications N.V. (Netherlands)*	22,900	2,928,949
UnitedGlobalCom, Inc.*	46,000	3,248,750
ViaSat, Inc.*	12,100	603,487
Viatel, Inc.*	9,400	504,075
Voicestream Wireless Corp.*	96,200	13,690,462
WebLink Wireless Inc.*	40,600	629,300
Western Wireless Corp.*	76,500	5,106,375
Wireless Facilities, Inc.*	390	17,014
XM Satellite Radio Holdings, Inc., "A"*	19,600	747,250
		$381,974,753

Stocks — continued

Issuer	Shares	Value
Medical and Health Technology and Services — 5.8%		
Chiron Corp.*	44,200	$ 1,872,975
Cyberonics, Inc.*	30,400	484,500
Enzo Biochem, Inc.*	15,600	702,975
Gene Logic, Inc.*	12,900	341,850
Genentech, Inc.*	40,800	5,487,600
Human Genome Sciences, Inc.*	4,600	702,075
IDEC Pharmaceuticals Corp.*	31,200	3,065,400
IDX Systems Corp.*	9,800	306,250
Immunex Corp.*	82,000	8,979,000
Immunomedics, Inc.*	34,600	423,850
Medarex, Inc.*	26,300	979,675
MedImmune, Inc.*	57,100	9,471,462
Merrill Lynch Biotech HOLDRs Trust*	11,800	1,693,300
Neurocrine Biosciences, Inc.*	23,300	576,675
Optical Coating Laboratory, Inc.	500	148,000
PE Corp.	16,100	1,937,031
Sepracor, Inc.*	18,200	1,805,213
Teva Pharmaceutical Industries Ltd., ADR (Israel)	14,500	1,039,469
		$ 40,017,300
Retail — 2.1%		
Fast Retailing Co., Ltd (Japan)	6,500	$ 2,646,310
Fogdog, Inc.*	430	4,085
Home Depot, Inc.	62,400	4,278,300
QXL.com PLC, (United Kingdom)*	14,700	341,694
Wal-Mart Stores, Inc.	97,200	6,718,950
		$ 13,989,339
Technology — 30.4%		
Adobe Systems, Inc.	9,400	$ 632,150
Agile Software Corp.*	3,275	711,443
Agilent Technologies, Inc.*	6,140	474,699
Airnet Commerce Corp.*	1,010	36,739
Akamai Technologies, Inc.*	800	262,100
Alteon Websystems, Inc.*	400	35,100
Analog Devices, Inc.*	35,800	3,329,400
Applied Materials, Inc.*	46,900	5,941,644
ARM Holdings PLC, (United Kingdom)*	194,600	13,146,059
ARM Holdings PLC, ADR (United Kingdom)*	51,600	9,881,400
ASM International N.V. (Netherlands)*	41,000	943,000
ASM Lithography Holding N.V. (Netherlands)*	23,400	2,661,750
ATI Technologies, Inc. (Canada)*	22,200	291,375
Atmel Corp.*	12,400	366,575
BEA Systems, Inc.*	1,800	125,888
BMC Software, Inc.*	19,200	1,534,800
Breakaway Solutions, Inc.*	600	43,800
Brio Technology, Inc.*	12,000	504,000
Business Objects S.A., ADR (France)*	13,400	1,790,575
CacheFlow, Inc.*	700	91,481
Caliper Technologies Corp.*	400	26,700
Cambridge Technology Partners, Inc.*	24,000	630,000
Canon, Inc. (Japan)	99,000	3,933,647
China Common Corp.*	200	15,725
CMGI, Inc.*	3,000	830,625
Cobalt Networks, Inc.*	360	39,015
Complete Business Solutions, Inc.*	38,800	974,850

Issuer	Shares	Value
Technology — continued		
Computer Associates International, Inc.	4,600	$ 321,712
Computer Horizons Corp.*	48,200	780,237
Computer Network Technology Corp.*	5,400	123,863
Computer Sciences Corp.*	29,300	2,772,512
Compuware Corp.*	19,100	711,475
Conexant Systems, Inc.*	57,100	3,790,012
CSG Systems International, Inc.*	11,700	466,537
Data Return Corp.*	1,000	53,500
Dataware Technologies, Inc.*	32,900	567,525
Deltathree.com, Inc.*	430	11,073
Descartes Systems Group, Inc. (Canada)*	74,200	1,595,300
Digimarc Corp.*	2,500	125,000
Digital Impact, Inc.*	580	29,073
Digital Insight Corp.*	750	27,281
Documentum, Inc.*	13,800	826,275
DSP Group, Inc.*	18,700	1,739,100
E Tek Dynamics, Inc.*	3,900	525,037
eBenX, Inc.*	260	11,765
Edwards (J.D.) & Co.*	2,100	62,738
EMC Corp.*	6,500	710,125
eSPEED, Inc.*	1,300	46,231
Expedia, Inc.*	620	21,700
F-Secure Oyj (Finland)*	525	15,333
FileNET Corp.*	10,900	277,950
Foundry Networks, Inc.*	550	165,928
FreeMarkets, Inc.*	220	75,089
FutureLink Corp.*	26,100	678,600
GRIC Communications, Inc.*	250	6,344
Harbinger Corp.*	29,300	932,106
Harris Interactive, Inc.*	420	5,486
I2 Technologies, Inc.*	33,200	6,474,000
iManage, Inc.*	100	3,213
Immersion Corp.*	330	12,664
Inktomi Corp.*	13,800	1,224,750
Inso Corp.*	15,800	509,550
Internap Network Services Corp.*	1,600	276,800
Internet Commerce Corp.*	4,100	127,613
Interworld Corp.*	13,200	1,126,950
ISG International Software Group Ltd. (Israel)*	16,000	252,000
Jazztel PLC, ADR (Spain)*	7,530	490,391
Keane, Inc.*	43,600	1,384,300
Keynote Systems, Inc.*	525	38,719
Kyocera Corp. (Japan)	49,600	12,863,574
Lam Research Corp.*	12,900	1,439,156
Lifeminders.com, Inc.*	390	22,523
LightPath Technologies, Inc.*	46,500	868,969
Lycos, Inc.*	6,200	493,287
M-Systems Flash Disk Pioneers Ltd. (Israel)*	31,800	1,045,425
Mannesmann AG (Germany)	36,400	8,779,697
Manugistics Group, Inc.*	63,900	2,064,769
MapInfo Corp.*	11,500	422,625
Mastech Corp.*	17,200	425,700
McAfee.com Corp.*	1,150	51,750
Mediaplex, Inc.*	480	30,120
MedicaLogic, Inc.*	740	15,540
Mercury Interactive Corp.*	6,100	658,419
Metasolv Software, Inc.*	480	39,240
Microsoft Corp.*	13,100	1,529,425
MicroStrategy, Inc.*	2,000	420,000

Stocks — continued

Issuer	Shares	Value
Technology — continued		
Murata Manufacturing Co., Ltd. (Japan)	8,000	$ 1,879,037
National Semiconductor Corp.*	25,900	1,108,844
NetIQ Corp.*	600	31,238
Network Associates, Inc.*	5,500	146,781
NITTO DENKO Corp. (Japan)	25,000	1,250,245
Novellus Systems, Inc.*	6,100	747,441
OnDisplay, Inc.*	140	12,723
Optical Cable Corp.*	6,400	128,000
Oracle Corp.*	254,400	28,508,700
PairGain Technologies, Inc.*	12,700	180,181
Precision Response Corp.*	23,400	567,450
Predictive Systems, Inc.*	125	8,188
QLogic Corp.*	400	63,950
Quintus Corp.*	680	31,195
Real Networks, Inc.*	3,800	457,187
RSA Security, Inc.*	21,000	1,627,500
Sage, Inc.*	220	4,263
Sanmina Corp.*	400	39,950
SAP AG, ADR (Germany)	1,200	62,250
SDL, Inc.*	2,000	436,000
SERENA Software, Inc.*	7,400	228,937
Siebel Systems, Inc.*	13,800	1,159,200
Smartdisk Corp.*	225	7,369
SOFTBANK CORP. (Japan)	5,300	5,072,813
SonicWall, Inc.*	340	13,685
Sony Corp. (Japan)	5,600	1,660,599
Sony Corp., ADR (Japan)	33,300	9,482,175
STMicroelectronics N.V. (Netherlands)*	8,200	1,241,787
Sun Microsystems, Inc.*	154,320	11,950,155
Sycamore Networks, Inc.*	675	207,900
Symantec Corp.*	43,100	2,526,737
Symbol Technologies, Inc.	52,900	3,362,456
Tanning Technology Corp.*	900	53,044
Teletech Holdings, Inc.*	71,700	2,416,514
Teradyne, Inc.*	31,900	2,105,400
Texas Instruments, Inc.	13,900	1,346,562
Thomson Multimedia (France)*	3,600	193,967
Thus PLC, (United Kingdom)*	39,350	248,358
Trimble Navigation Ltd.*	13,900	300,587
Unify Corp.*	17,800	487,275
Unisys Corp.*	1,900	60,681
USWeb Corp.	800	35,550
VeriSign, Inc.*	39,600	7,561,125
VERITAS Software Corp.*	65,500	9,374,687
Virata Corp.*	360	10,755
Virginia Linux Systems, Inc.*	550	113,644
Wavecom S.A., ADR (France)*	1,000	94,750
Webvan Group, Inc.*	780	12,870
Women.com Networks, Inc.*	1,725	24,581
Xilinx, Inc.*	1,400	63,656
		$208,529,558

Issuer	Shares	Value
Other — 1.9%		
Alcoa, Inc.	30,200	$ 2,506,600
Brightpoint, Inc.*	24,800	325,500
Convergys Corp.*	19,400	596,550
General Electric Co.	8,200	1,268,950
Hutchison Whampoa Ltd. (Hong Kong)	429,000	6,236,588
PT Multimedia SGPS S.A. (Portugal)*	2,350	133,647
Toyota Motor Corp. (Japan)	43,000	2,083,089
Tyco International Ltd.	800	31,100
		$ 13,182,024
Total Stocks (Identified Cost, $422,330,762)		$682,157,112

Short-Term Obligation — 2.1%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$ 14,700	$ 14,698,900
Total Investments (Identified Cost, $437,029,662)		$696,856,012

Other Assets, Less Liabilities — (1.6)%

Other Assets, Less Liabilities — (1.6)%	(11,048,453)
Net Assets — 100.0%	$685,807,559

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Massachusetts Investors Trust Series

Stocks — 94.0%

Issuer	Shares	Value
U.S. Stocks — 86.0%		
Aerospace — 3.7%		
Boeing Co.	80,800	$ 3,358,250
General Dynamics Corp.	254,700	13,435,425
Honeywell International, Inc.*	253,000	14,594,937
TRW, Inc.	132,000	6,855,750
United Technologies Corp.	687,300	44,674,500
		$ 82,918,862
Automotive — 0.4%		
Federal-Mogul Corp.	78,100	$ 1,571,763
Ford Motor Co.	129,600	6,925,500
		$ 8,497,263
Banks and Credit Companies — 4.4%		
Bank America Corp.	288,600	$ 14,484,112
Bank One Corp.	272,000	8,721,000
Capital One Financial Corp.	67,100	3,233,381
Chase Manhattan Corp.	40,600	3,154,113
Comerica, Inc.	74,550	3,480,553
Northern Trust Corp.	321,600	17,044,800
Providian Financial Corp.	73,300	6,674,881
U.S. Bancorp	598,853	14,260,187
Wells Fargo Co.	676,100	27,339,794
		$ 98,392,821
Business Machines — 4.0%		
Hewlett-Packard Co.	278,100	$ 31,686,019
International Business Machines Corp.	302,300	32,648,400
Sun Microsystems, Inc.*	314,400	24,346,350
		$ 88,680,769
Business Services — 2.2%		
Computer Sciences Corp.*	174,500	$ 16,512,063
DST Systems, Inc.*	111,850	8,535,553
First Data Corp.	398,600	19,655,962
United Parcel Service, Inc.	48,470	3,344,430
		$ 48,048,008
Cellular Telephones — 0.5%		
Sprint Corp. (PCS Group)*	110,550	$ 11,331,375
Chemicals — 0.5%		
Dow Chemical Co.	26,700	$ 3,567,788
E.I. du Pont de Nemours & Co., Inc.	51,400	3,385,975
Rohm & Haas Co.	92,800	3,775,800
		$ 10,729,563
Computer Hardware — Systems — 0.1%		
Dell Computer Corp.*	37,900	$ 1,932,900
Computer Software — Personal Computers — 4.5%		
Microsoft Corp.*	857,000	$100,054,750
Computer Software — Systems — 2.7%		
BMC Software, Inc.*	92,000	$ 7,354,250
Computer Associates International, Inc.	363,125	25,396,054
Oracle Corp.*	244,925	27,446,908
		$ 60,197,212
Conglomerates — 0.8%		
Tyco International Ltd.	462,700	$ 17,987,463
Consumer Goods and Services — 2.9%		
Cintas Corp.	133,700	$ 7,102,813
Clorox Co.	134,100	6,755,288
Colgate-Palmolive Co.	244,900	15,918,500

Issuer	Shares	Value
U.S. Stocks — continued		
Consumer Goods and Services — continued		
Gillette Co.	74,300	$ 3,060,231
Procter & Gamble Co.	295,000	32,320,937
		$ 65,157,769
Electrical Equipment — 4.4%		
Emerson Electric Co.	223,300	$ 12,811,837
General Electric Co.	558,500	86,427,875
		$ 99,239,712
Electronics — 2.4%		
Agilent Technologies, Inc.*	32,750	$ 2,531,984
Intel Corp.	621,200	51,132,525
		$ 53,664,509
Entertainment — 1.8%		
Carnival Corp.	82,200	$ 3,930,188
Infinity Broadcasting Corp.*	191,000	6,911,812
Time Warner, Inc.	401,800	29,105,387
		$ 39,947,387
Financial Institutions — 3.0%		
American Express Co.	69,200	$ 11,504,500
Associates First Capital Corp., "A"	116,736	3,202,944
Citigroup, Inc.	260,450	14,471,253
Federal Home Loan Mortgage Corp.	345,600	16,264,800
State Street Corp.	295,100	21,560,744
		$ 67,004,241
Financial Services — 0.3%		
AXA Financial, Inc.	203,000	$ 6,876,625
Food and Beverage Products — 2.2%		
Anheuser-Busch Cos., Inc.	269,600	$ 19,107,900
Bestfoods Co.	132,900	6,985,556
Coca-Cola Co.	31,900	1,858,175
Nabisco Holdings Corp., "A"	157,800	4,990,425
PepsiCo., Inc.	78,700	2,774,175
Quaker Oats Co.	217,100	14,247,188
		$ 49,963,419
Forest and Paper Products — 0.2%		
Weyerhaeuser Co.	53,900	$ 3,870,694
Insurance — 4.0%		
American International Group, Inc.	194,125	$ 20,989,766
CIGNA Corp.	103,100	8,305,994
Hartford Financial Services Group, Inc.	610,200	28,908,225
Lincoln National Corp.	351,800	14,072,000
Marsh & McLennan Cos., Inc.	99,800	9,549,612
MBIA, Inc.	81,700	4,314,781
Torchmark Corp.	136,500	3,967,031
		$ 90,107,409
Machinery — 0.3%		
Ingersoll Rand Co.	70,300	$ 3,870,894
W.W. Grainger, Inc.	66,700	3,189,094
		$ 7,059,988
Medical and Health Products — 4.7%		
American Home Products Corp.	270,500	$ 10,667,844
Bausch & Lomb, Inc.	104,900	7,179,094
Bristol-Myers Squibb Co.	383,000	24,583,812
Johnson & Johnson Co.	113,900	10,606,937
Pfizer, Inc.	605,500	19,640,906
Pharmacia & Upjohn, Inc.	364,600	16,407,000
Schering Plough Corp.	177,900	7,505,156
Warner-Lambert Co.	105,000	8,603,438
		$105,194,187

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Medical and Health Technology and Services — 2.1%		
Guidant Corp.*	163,300	$ 7,675,100
Medtronic, Inc.	799,926	29,147,304
United Healthcare Corp.	228,800	12,155,000
		$ 48,977,404
Metals and Minerals		
Alcoa, Inc.	7,200	$ 597,600
Oil Services — 0.2%		
Halliburton Co.	90,500	$ 3,642,625
Oils — 4.0%		
Chevron Corp.	88,470	$ 7,663,714
Coastal Corp.	240,000	8,505,000
Conoco, Inc.	516,800	12,855,400
Exxon Mobil Corp.*	674,942	54,375,015
Unocal Corp.	177,700	5,964,056
		$ 89,363,185
Printing and Publishing — 3.5%		
Gannett Co., Inc.	285,500	$ 23,286,094
New York Times Co.	421,200	20,691,450
Tribune Co.	604,000	33,257,750
		$ 77,235,294
Restaurants and Lodging — 0.6%		
McDonald's Corp.	305,800	$ 12,327,563
Special Products and Services — 0.2%		
Illinois Tool Works, Inc.	50,500	$ 3,411,906
Stores — 5.3%		
Costco Wholesale Corp.*	35,200	$ 3,212,000
CVS Corp.	441,200	17,620,425
Dayton Hudson Corp.	256,200	18,814,687
Home Depot, Inc.	257,100	17,627,419
Lowe's Cos., Inc.	65,500	3,913,625
TJX Cos., Inc.	560,100	11,447,044
Wal-Mart Stores, Inc.	672,100	46,458,912
		$119,094,112
Supermarkets — 2.3%		
Kroger Co.*	1,140,300	$ 21,523,163
Safeway, Inc.*	856,900	30,473,506
		$ 51,996,669
Technology — 0.4%		
National Semiconductor Corp.*	210,200	$ 8,999,188
Telecommunications — 14.4%		
Alltel Corp.	136,700	$ 11,303,381
AT&T Corp.	252,000	12,789,000
Bell Atlantic Corp.	636,500	39,184,531
BroadWing, Inc.	240,800	8,879,500
Cisco Systems, Inc.*	401,000	42,957,125
Corning, Inc.	239,100	30,828,956
General Instrument Corp.*	89,500	7,607,500
Lucent Technologies, Inc.	244,700	18,306,619
MCI WorldCom, Inc.*	520,653	27,627,150
Motorola, Inc.	266,900	39,301,025
Nortel Networks Corp.	252,000	25,452,000
SBC Communications, Inc.	642,994	31,345,958
Sprint Corp.	377,700	25,423,931
		$321,006,676
Utilities — Electric — 2.5%		
CMS Energy Corp.	190,800	$ 5,950,575

Issuer	Shares	Value
U.S. Stocks — continued		
Utilities — Electric — continued		
Duke Energy Corp.	190,700	$ 9,558,837
FirstEnergy Corp.	193,000	4,378,688
NiSource, Inc.	241,000	4,307,875
Peco Energy Co.	381,700	13,264,075
Pinnacle West Capital Corp.	100,900	3,083,756
Texas Utilities Co.	378,800	13,471,075
Unicom Corp.	80,400	2,693,400
		$ 56,708,281
Utilities — Gas — 0.3%		
Enron Corp.	87,900	$ 3,900,563
Williams Cos., Inc.	105,300	3,218,231
		$ 7,118,794
Utilities — Telephone — 0.2%		
BellSouth Corp.	106,500	$ 4,985,531
Total U.S. Stocks		$1,922,321,754
Foreign Stocks — 8.0%		
Canada — 0.4%		
Canadian National Railway Co. (Railroads)	316,300	$ 8,322,644
Finland — 0.5%		
Nokia Corp., ADR (Telecommunications)	59,400	$ 11,286,000
France — 0.4%		
AXA (Insurance)	56,900	$ 7,930,872
Germany — 1.1%		
Mannesmann AG (Conglomerate)	105,600	$ 25,470,769
Ireland — 0.3%		
Bank of Ireland (Banks and Credit Cos.)*	887,600	$ 7,061,826
Japan — 0.9%		
Fast Retailing Co. (Retail)	11,500	$ 4,681,934
Hitachi Ltd. (Electronics)	530,000	8,506,557
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	438	7,501,468
		$ 20,689,959
Netherlands — 1.1%		
Akzo Nobel N.V. (Chemicals)	163,800	$ 8,215,157
KPN N.V. (Telecommunications)*	92,200	8,997,613
STMicroelectronics N.V. (Electronics)	43,400	6,572,387
		$ 23,785,157
Switzerland — 0.5%		
Nestle S.A. (Food and Beverage Products)	6,700	$ 12,278,633
United Kingdom — 2.8%		
AstraZeneca Group PLC (Medical and Health Products)	174,800	$ 7,257,210
AstraZeneca Group PLC, ADR (Medical and Health Products)	173,300	7,235,275
BP Amoco PLC, ADR (Oils)	660,222	39,159,417
Reuters Group PLC, ADR (Business Services)	103,100	8,331,769
		$ 61,983,671
Total Foreign Stocks		$ 178,809,531
Total Stocks (Identified Cost, $1,716,303,067)		$2,101,131,285

Convertible Preferred Stock — 0.1%

Issuer	Shares	Value
Utilities — Electric — 0.1%		
Texas Utilities Co., 3.315%, (Identified Cost, $1,918,208)	46,200	$ 1,767,150

Convertible Bonds — 0.4%

Issuer	Principal Amount (000 Omitted)	Value
Financial Services — 0.1%		
Bell Atlantic Financial Services, Inc., 4.25s, 2005##	$ 2,597	$ 3,194,310
Telecommunications — 0.3%		
NTL, Inc., 5.75s, 2009##	$ 6,140	$ 6,600,500
Total Convertible Bonds (Identified Cost, $9,060,842)		$ 9,794,810

Short-Term Obligations — 5.4%

Issuer	Principal Amount (000 Omitted)	Value
Federal Agricultural Mortgage Corp., due 1/13/00	$20,000	$ 19,962,200
Federal Farm Credit Bank, due 1/21/00	13,000	12,958,833
Federal Home Loan Bank, due 1/03/00 – 1/10/00	73,500	73,478,348
Federal Home Loan Mortgage Corp., due 1/27/00	15,000	14,939,225
Total Short-Term Obligations, at Amortized Cost		$ 121,338,606
Total Investments (Identified Cost, $1,848,620,723)		$2,234,031,851
Other Assets, Less Liabilities — 0.1%		1,751,326
Net Assets — 100.0%		$2,235,783,177

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Research Series

Stocks — 98.1%

Issuer	Shares	Value
U.S. Stocks — 91.0%		
Aerospace — 1.7%		
General Dynamics Corp.	178,300	$ 9,405,325
United Technologies Corp.	186,600	12,129,000
		$ 21,534,325
Automotive — 0.3%		
Federal-Mogul Corp.	183,100	$ 3,684,888
Banks and Credit Companies — 3.0%		
Bank America Corp.	124,800	$ 6,263,400
Bank One Corp.	142,900	4,581,731
Capital One Financial Corp.	126,900	6,114,994
Chase Manhattan Corp.	60,424	4,694,190
Providian Financial Corp.	81,400	7,412,487
U.S. Bancorp	220,600	5,253,037
Wells Fargo Co.	77,300	3,125,819
		$ 37,445,658
Biotechnology — 0.7%		
Guidant Corp.*	197,400	$ 9,277,800
Business Machines — 4.9%		
Hewlett-Packard Co.	54,300	$ 6,186,806
International Business Machines Corp.	104,500	11,286,000
Seagate Technology, Inc.*	147,400	6,863,313
Sun Microsystems, Inc.*	479,600	37,139,025
		$ 61,475,144
Business Services — 0.6%		
Bea Systems, Inc.*	20,400	$ 1,426,725
Digimarc Corp.*	11,190	559,500
First Data Corp.	110,400	5,444,100
		$ 7,430,325
Cellular Telephones — 2.4%		
Sprint Corp. (PCS Group)*	296,100	$ 30,350,250
Chemicals — 0.3%		
Cambrex Corp.	91,000	$ 3,133,813
Computer Software — Personal Computers — 4.8%		
America Online, Inc.*	104,400	$ 7,875,675
Microsoft Corp.*	441,200	51,510,100
		$ 59,385,775
Computer Software — Services — 1.6%		
EMC Corp.*	183,600	$ 20,058,300
Computer Software — Systems — 8.4%		
Ariba, Inc.*	17,600	$ 3,121,800
BMC Software, Inc.*	168,400	13,461,475
Citrix Systems, Inc.*	36,900	4,538,700
Computer Associates International, Inc.	100,800	7,049,700
Compuware Corp.*	325,500	12,124,875
Liberate Technologies*	24,075	6,187,275
Oracle Corp.*	293,287	32,866,474
VERITAS Software Corp.*	174,000	24,903,750
		$ 104,254,049
Conglomerates — 1.9%		
Tyco International Ltd.	616,824	$ 23,979,033
Consumer Goods and Services — 3.1%		
Clorox Co.	187,000	$ 9,420,125
Colgate-Palmolive Co.	197,600	12,844,000
Dial Corp.	291,600	7,089,525

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Consumer Goods and Services — continued		
Procter & Gamble Co.	82,300	$ 9,016,994
		$ 38,370,644
Containers — 0.4%		
Owens Illinois, Inc.*	212,000	$ 5,313,250
Electrical Equipment — 0.9%		
General Electric Co.	68,600	$ 10,615,850
Electronics — 7.0%		
Analog Devices, Inc.*	398,833	$ 37,091,469
DII Group, Inc.*	47,200	3,349,725
Flextronics International Ltd.*	111,000	5,106,000
Intel Corp.	67,100	5,523,169
LSI Logic Corp.*	406,300	27,425,250
Micron Technology, Inc.*	69,200	5,380,300
SCI Systems, Inc.*	42,000	3,451,875
		$ 87,327,788
Energy — 0.1%		
Devon Energy Corp.	49,800	$ 1,637,175
Entertainment — 4.2%		
Carnival Corp.	132,700	$ 6,344,719
CBS Corp.*	131,900	8,433,356
Comcast Corp., "A"	134,500	6,800,656
Infinity Broadcasting Corp.*	290,375	10,507,946
Macromedia, Inc.*	38,800	2,837,250
Time Warner, Inc.	236,000	17,095,250
		$ 52,019,177
Financial Institutions — 2.9%		
Associates First Capital Corp., "A"	203,506	$ 5,583,696
Citigroup, Inc.	245,700	13,651,706
Federal Home Loan Mortgage Corp.	162,700	7,657,069
Merrill Lynch & Co., Inc.	30,400	2,538,400
Morgan Stanley Dean Witter & Co.	44,100	6,295,275
		$ 35,726,146
Financial Services — 0.7%		
AXA Financial, Inc.	273,900	$ 9,278,362
Food and Beverage Products — 2.2%		
Anheuser-Busch Cos., Inc.	201,600	$ 14,288,400
Nabisco Holdings Corp., "A"	157,800	4,990,425
Quaker Oats Co.	120,900	7,934,062
		$ 27,212,887
Forest and Paper Products — 0.5%		
Bowater, Inc.	121,100	$ 6,577,244
Insurance — 4.3%		
American International Group, Inc.	127,475	$ 13,783,234
Aon Corp.	45,900	1,836,000
CIGNA Corp.	169,800	13,679,513
Hartford Financial Services Group, Inc.	133,600	6,329,300
Lincoln National Corp.	201,200	8,048,000
Marsh & McLennan Cos., Inc.	43,900	4,200,681
ReliaStar Financial Corp.	155,796	6,105,256
		$ 53,981,984
Internet — 1.1%		
FreeMarkets, Inc.*	450	$ 153,591
Phone.com, Inc.*	8,900	1,031,844
VeriSign, Inc.*	67,400	12,869,187
		$ 14,054,622

Issuer	Shares	Value
U.S. Stocks — continued		
Machinery — 1.2%		
Danaher Corp.	214,000	$ 10,325,500
Deere & Co., Inc.	57,200	2,481,050
Ingersoll Rand Co.	28,100	1,547,256
		$ 14,353,806
Medical and Health Products — 3.8%		
American Home Products Corp.	445,800	$ 17,581,237
Boston Scientific Corp.*	185,300	4,053,438
Bristol-Myers Squibb Co.	191,800	12,311,162
Pharmacia & Upjohn, Inc.	292,700	13,171,500
		$ 47,117,337
Medical and Health Technology and Services — 1.7%		
Medtronic, Inc.	302,400	$ 11,018,700
United Healthcare Corp.	112,600	5,981,875
VISX, Inc.*	90,600	4,688,550
		$ 21,689,125
Oil Services — 0.6%		
Cooper Cameron Corp.*	65,900	$ 3,224,981
Noble Drilling Corp.*	125,200	4,100,300
		$ 7,325,281
Oils — 3.5%		
Atlantic Richfield Co.	41,800	$ 3,615,700
Conoco, Inc.	569,900	14,176,262
EOG Resources, Inc.	180,300	3,166,519
Exxon Mobil Corp.	216,778	17,464,178
Transocean Sedco Forex, Inc.	158,800	5,349,575
		$ 43,772,234
Photographic Products — 0.2%		
Polaroid Corp.	123,500	$ 2,323,344
Printing and Publishing — 0.9%		
Tribune Co.	196,000	$ 10,792,250
Restaurants and Lodging — 0.1%		
Cendant Corp.*	51,700	$ 1,373,281
Special Products and Services — 0.1%		
SPX Corp.*	15,200	$ 1,228,350
Stores — 4.6%		
Costco Wholesale Corp.*	78,700	$ 7,181,375
CVS Corp.	300,900	12,017,194
Gap, Inc.	118,500	5,451,000
Office Depot, Inc.*	383,000	4,189,062
Tandy Corp.	53,300	2,621,694
TJX Cos., Inc.	194,600	3,977,138
Wal-Mart Stores, Inc.	308,700	21,338,887
		$ 56,776,350
Supermarkets — 1.7%		
Kroger Co.*	290,036	$ 5,474,430
Safeway, Inc.*	438,093	15,579,682
		$ 21,054,112
Telecommunications — 13.2%		
Ancor Communications, Inc.*	7,875	$ 534,516
Bell Atlantic Corp.	297,200	18,296,375
Cisco Systems, Inc.*	361,250	38,698,906
Corning, Inc.	73,300	9,451,119
EchoStar Communications, Corp.*	44,600	4,348,500
General Instrument Corp.*	13,800	1,173,000
GTE Corp.	50,100	3,535,181
MCI WorldCom, Inc.*	342,696	18,184,306
Motorola, Inc.	184,500	27,167,625
Nortel Networks Corp.	160,200	16,180,200

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Telecommunications — continued		
Oak Industries, Inc.	66,400	$ 7,046,700
SBC Communications, Inc.	157,400	7,673,250
Sprint Corp.	171,500	11,544,094
		$ 163,833,772
Utilities — Electric — 1.0%		
AES Corp.*	61,700	$ 4,612,075
CMS Energy Corp.	120,200	3,748,737
Texas Utilities Co.	118,700	4,221,269
		$ 12,582,081
Utilities — Gas — 0.4%		
Columbia Energy Group	68,400	$ 4,326,300
Total U.S. Stocks		$1,132,672,112
Foreign Stocks — 7.1%		
Canada — 0.1%		
Abitibi-Consolidated, Inc. (Forest and Paper Products)	91,400	$ 1,085,375
France — 1.7%		
Sanofi-Synthelabo S.A. (Medical and Health Products)*	238,100	$ 9,912,940
Total Fina S.A., ADR (Oils)	19,950	1,381,538
Total S.A., "B" (Oils)	70,300	9,380,885
		$ 20,675,363
Germany — 0.8%		
Mannesmann AG (Conglomerate)	40,900	$ 9,865,099
Ireland — 0.8%		
Bank of Ireland (Banks and Credit Cos.)*	998,400	$ 7,943,360
Trintech Group PLC, ADR (Computer Software — Products)*	37,700	1,866,150
		$ 9,809,510
Japan — 2.0%		
Hitachi Ltd. (Electronics)	584,000	$ 9,373,263
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	600	10,275,983
Orix Corp. (Financial Services)	25,000	5,632,218
		$ 25,281,464
Sweden — 0.4%		
Ericsson LM, "B" (Telecommunications)	82,350	$ 5,302,584
United Kingdom — 1.3%		
AstraZeneca Group PLC (Medical and Health Products)	192,400	$ 7,987,913
BP Amoco PLC, ADR (Oils)	144,032	8,542,898
		$ 16,530,811
Total Foreign Stocks		$ 88,550,206
Total Stocks (Identified Cost, $887,622,503)		$1,221,222,318

Short-Term Obligation — 2.1%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$ 26,700	$ 26,697,998
Total Investments (Identified Cost, $914,320,501)		$1,247,920,316

Other Assets, Less Liabilities — (0.2)%	(2,489,574)
Net Assets — 100.0%	$1,245,430,742

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Total Return Series

Stocks — 56.6%

Issuer	Shares	Value
U.S. Stocks — 47.7%		
Aerospace — 2.1%		
Honeywell International, Inc.	201,000	$ 11,595,187
Raytheon Co., "A"	93,704	2,325,031
TRW, Inc.	376,300	19,544,081
United Technologies Corp.	80,200	5,213,000
		$ 38,677,299
Automotive — 0.9%		
Delphi Automotive Systems Corp.	396,600	$ 6,246,450
Ford Motor Co.	211,589	11,306,787
		$ 17,553,237
Banks and Credit Companies — 1.9%		
Bank America Corp.	218,600	$ 10,970,987
Bank of New York Co., Inc.	205,712	8,228,480
Bank One Corp.	120,570	3,865,776
PNC Bank Corp.	283,800	12,629,100
		$ 35,694,343
Business Machines — 1.6%		
Hewlett-Packard Co.	91,900	$ 10,470,856
International Business Machines Corp.	138,200	14,925,600
Xerox Corp.	174,800	3,965,775
		$ 29,362,231
Business Services — 0.1%		
United Parcel Service, Inc.	30,220	$ 2,085,180
Cellular Telephones — 0.6%		
Telephone & Data Systems, Inc.	83,900	$ 10,571,400
Chemicals — 1.3%		
Dow Chemical Co.	23,700	$ 3,166,913
Engelhard Corp.	336,300	6,347,662
PPG Industries, Inc.	33,300	2,083,331
Rohm & Haas Co.	322,500	13,121,719
		$ 24,719,625
Coal		
CONSOL Energy, Inc.	61,700	$ 624,713
Conglomerates — 0.4%		
Eastern Enterprises Co.	110,700	$ 6,358,331
Tyco International Ltd.	24,144	938,598
		$ 7,296,929
Consumer Goods and Services — 0.4%		
Fortune Brands, Inc.	20,000	$ 661,250
Kimberly-Clark Corp.	103,100	6,727,275
		$ 7,388,525
Electrical Equipment — 1.0%		
Emerson Electric Co.	300,500	$ 17,241,188
General Electric Co.	15,100	2,336,725
		$ 19,577,913
Electronics — 0.1%		
Agilent Technologies, Inc.*	16,410	$ 1,268,698
Energy — 0.5%		
Devon Energy Corp.	170,000	$ 5,588,750
Sierra Pacific Resources	205,920	3,564,990
		$ 9,153,740
Entertainment — 2.0%		
Disney (Walt) Co.	259,300	$ 7,584,525
Harrah's Entertainment, Inc.*	205,000	5,419,687
MediaOne Group, Inc.*	61,000	4,685,563
Time Warner, Inc.	280,800	20,340,450
		$ 38,030,225

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Financial Institutions — 2.5%		
American Express Co.	27,500	$ 4,571,875
Citigroup, Inc.	294,800	16,379,825
Edwards (A.G.), Inc.	273,550	8,770,697
Federal Home Loan Mortgage Corp.	68,700	3,233,194
Merrill Lynch & Co., Inc.	83,400	6,963,900
State Street Corp.	106,800	7,803,075
		$ 47,722,566
Financial Services — 1.3%		
AXA Financial, Inc.	388,530	$ 13,161,454
Mellon Financial Corp.	329,600	11,227,000
		$ 24,388,454
Food and Beverage Products — 2.3%		
Archer-Daniels-Midland Co.	889,434	$ 10,839,977
Bestfoods Co.	61,000	3,206,312
General Mills, Inc.	203,400	7,271,550
Hershey Foods Corp.	94,500	4,488,750
McCormick & Co., Inc.	129,100	3,840,725
Quaker Oats Co.	170,800	11,208,750
Seagram Limited	63,400	2,853,000
		$ 43,709,064
Forest and Paper Products — 1.6%		
Bowater, Inc.	258,500	$ 14,039,781
Champion International Corp.	188,000	11,644,250
International Paper Co.	62,400	3,521,700
		$ 29,205,731
Insurance — 6.0%		
Allstate Corp.	135,800	$ 3,259,200
American International Group, Inc.	53,000	5,730,625
Aon Corp.	151,200	6,048,000
Chubb Corp.	126,900	7,146,056
CIGNA Corp.	143,600	11,568,775
Hartford Financial Services Group, Inc.	475,900	22,545,763
Jefferson Pilot Corp.	104,100	7,104,825
Lincoln National Corp.	427,000	17,080,000
Marsh & McLennan Cos., Inc.	61,500	5,884,781
ReliaStar Financial Corp.	300,300	11,768,006
St. Paul Cos., Inc.	449,100	15,129,056
		$ 113,265,087
Machinery — 0.7%		
Deere & Co., Inc.	146,900	$ 6,371,788
Ingersoll Rand Co.	83,700	4,608,731
W.W. Grainger, Inc.	44,400	2,122,875
		$ 13,103,394
Medical and Health Products — 1.1%		
American Home Products Corp.	175,930	$ 6,938,239
Baxter International, Inc.	32,300	2,028,844
Bristol-Myers Squibb Co.	36,300	2,330,006
Pharmacia & Upjohn, Inc.	196,800	8,856,000
		$ 20,153,089
Metals and Minerals — 0.3%		
Alcoa, Inc.	57,700	$ 4,789,100
Oil Services — 2.0%		
Halliburton Co.	430,500	$ 17,327,625
Noble Drilling Corp.*	645,800	21,149,950
		$ 38,477,575
Oils — 3.8%		
Apache Corp.	61,900	$ 2,286,431
Chevron Corp.	56,400	4,885,650
Coastal Corp.	593,000	21,014,438

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — continued		
Conoco, Inc., "A"	428,400	$ 10,602,900
Exxon Mobil Corp.	337,618	27,199,350
Texaco, Inc.	22,900	1,243,756
Unocal Corp.	128,200	4,302,713
		$ 71,535,238
Photographic Products		
Eastman Kodak Co.	12,400	$ 821,500
Printing and Publishing — 2.3%		
Gannett Co., Inc.	246,500	$ 20,105,156
New York Times Co.	291,000	14,295,375
Tribune Co.	147,900	8,143,744
		$ 42,544,275
Railroads — 0.2%		
Burlington Northern Santa Fe Railway Co.	156,300	$ 3,790,275
Real Estate Investment Trusts		
Boston Properties, Inc.	22,900	$ 712,763
Restaurants and Lodging — 0.6%		
Hilton Hotels Corp.	77,500	$ 745,938
McDonald's Corp.	278,200	11,214,937
		$ 11,960,875
Stores — 0.2%		
Dayton Hudson Corp.	60,600	$ 4,450,313
Supermarkets — 0.9%		
Kroger Co.*	417,700	$ 7,884,087
Safeway, Inc.*	228,700	8,133,144
		$ 16,017,231
Telecommunications — 5.7%		
AT&T Corp.	111,400	$ 5,653,550
Bell Atlantic Corp.	136,800	8,421,750
GTE Corp.	521,600	36,805,400
Motorola, Inc.	192,200	28,301,450
SBC Communications, Inc.	425,006	20,719,042
Sprint Corp.	100,200	6,744,713
		$ 106,645,905
Utilities — Electric — 1.6%		
Carolina Power & Light Co.	282,200	$ 8,589,463
CMS Energy Corp.	94,700	2,953,456
Duke Energy Corp.	145,000	7,268,125
FirstEnergy Corp.	70,000	1,588,125
GPU, Inc.	28,400	850,225
Pinnacle West Capital Corp.	183,000	5,592,938
Texas Utilities Co.	70,100	2,492,931
		$ 29,335,263
Utilities — Gas — 1.7%		
Columbia Energy Group	99,200	$ 6,274,400
El Paso Energy Corp.	259,000	10,052,437
National Fuel Gas Co.	193,000	8,974,500
Washington Gas Light Co.	44,700	1,229,250
Williams Cos., Inc.	180,300	5,510,419
		$ 32,041,006
Total U.S. Stocks		$ 896,672,762
Foreign Stocks — 8.9%		
Canada — 0.1%		
Canadian National Railway Co. (Railroads)	94,200	$ 2,478,637
France — 0.5%		
AXA (Insurance)	67,600	$ 9,422,267

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — 1.8%		
Fuji Heavy Industries Ltd. (Automotive)	600,000	$ 4,110,393
Hitachi Ltd. (Electronics)	790,000	12,679,585
Mitsubishi Motor (Automotive)	683,000	2,332,815
Nippon Telegraph & Telephone Corp. (Utilities — Telephone)	160,000	13,780,000
		$ 32,902,793
Netherlands — 2.7%		
Akzo Nobel N.V. (Chemicals)	469,780	$ 23,561,150
ING Groep N.V. (Financial Services)*	266,644	16,096,119
Royal Dutch Petroleum Co., ADR (Oils)	170,000	10,274,375
		$ 49,931,644
Switzerland — 0.8%		
Nestle S.A. (Food and Beverage Products)	8,650	$ 15,852,265
United Kingdom — 3.0%		
BP Amoco PLC, ADR (Oils)	711,920	$ 42,225,755
Diageo PLC (Food and Beverage Products)*	1,157,539	9,230,386
SmithKline- Beecham PLC, ADR (Medical and Health Products)	72,200	4,652,388
		$ 56,108,529
Total Foreign Stocks		$ 166,696,135
Total Stocks (Identified Cost, $974,826,564)		$1,063,368,897

Bonds — 37.8%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 37.3%		
Aerospace — 0.1%		
Raytheon Co., 7.2s, 2027	$ 691	$ 616,089
TRW, Inc., 7.125s, 2009	1,869	1,763,065
		$ 2,379,154
Airlines — 0.4%		
Delta Airlines, Inc., 6.65s, 2004	$ 3,299	$ 3,157,506
Jet Equipment Trust, 9.41s, 2010##	1,000	1,064,900
Jet Equipment Trust, 8.64s, 2012##	897	913,588
Jet Equipment Trust, 11.44s, 2014##	1,200	1,352,400
Jet Equipment Trust, 10.69s, 2015##	1,000	1,102,980
		$ 7,591,374
Apparel and Textiles — 0.2%		
Hilfiger (Tommy) USA, Inc., 6.5s, 2003	$ 2,370	$ 2,247,495
Jones Apparel Group, Inc., 6.25s, 2001	1,363	1,330,451
		$ 3,577,946
Automotive — 2.0%		
DaimlerChrysler NA Holdings Co., 6.63s, 2001	$ 5,052	$ 5,029,822
DaimlerChrysler NA Holdings Co., 7.2s, 2009	506	497,013
Federal Mogul Corp., 7.5s, 2004	2,360	2,233,244
Ford Credit Auto Owner Trust, 6.2s, 2002	4,564	4,546,885
Ford Motor Co., 6.625s, 2028	1,812	1,571,946
Ford Motor Co., 7.45s, 2031	3,225	3,102,579
Ford Motor Co., 8.9s, 2032	2,140	2,408,442

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Automotive — (continued)		
General Motors Corp., 9.4s, 2021	$1,187	$ 1,377,217
		$ 20,767,148
Banks and Credit Companies — 1.0%		
Beaver Valley Funding Corp. II, 9s, 2017	$7,404	$ 7,329,146
Capital One Financial Corp., 7.25s, 2003	1,500	1,457,380
Chase Manhattan Corp., 6.75s, 2004	3,798	3,860,059
Colonial Capital II, 8.92s, 2027	1,115	997,514
Midland Funding Corp., 10.33s, 2002	265	273,130
Midland Funding Corp. II, "A", 11.75s, 2005	1,125	1,214,831
Riggs National Corp., 9.65s, 2009	850	895,322
Socgen Real Estate Co., 7.64s, 2049##	1,137	1,026,040
Washington Mutual Capital I, 8.375s, 2027	1,750	1,665,615
		$ 18,719,037
Business Services		
Unisys Corp., 12s, 2003	$ 730	$ 777,450
Conglomerates — 0.1%		
Eaton Corp., 6.95s, 2004	$1,267	$ 1,239,189
Construction Services — 0.2%		
Georgia Pacific Corp., 9.875s, 2021	$2,825	$ 3,038,655
Consumer Goods and Services — 0.1%		
Protection One Alarm Monitoring, 7.375s, 2005	$1,483	$ 1,171,570
Containers — 0.1%		
Owens-Illinois, Inc., 8.1s, 2007	$1,431	$ 1,352,109
Corporate Asset Backed — 2.9%		
American Airlines Pass-Through Trust, 6.855s, 2009	$1,825	$ 1,795,398
Banamex Credit Card Merchant Voucher, 6.25s, 2003##	1,648	1,623,274
BCF LLC, 7.75s, 2026##	472	260,706
Beneficial Home Equity Loan Trust, 5.721s, 2037	5,513	5,489,039
Chase Commercial Mortgage Securities Corp., 6.39s, 2008	2,480	2,306,400
Contimorgage Home Equity, 6.13s, 2013	5,000	4,962,500
Continental Airlines Pass-Through Trust, Inc., 6.545s, 2019	760	690,733
Continental Airlines Pass-Through Trust, Inc., 6.648s, 2017	6,238	5,659,011
Continental Airlines Pass-Through Trust, Inc., 7.256s, 2020	1,900	1,796,849
Continental Airlines, Inc., 9.5s, 2013	775	797,555
Continental Airlines, Inc., 10.22s, 2014	2,650	2,791,594
Criimi Mae Commercial Mortgage Trust, 7s, 2011	1,630	1,362,069
Criimi Mae Corp., 6.701s, 2008	1,272	1,125,919
Northwest Airlines, Inc., 7.575s, 2019	2,218	2,117,924
Northwest Airlines, Inc., 6.81s, 2020	888	800,641
Residential Accredit Loans, Inc., 6.75s, 2028	6,300	5,914,125

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Corporate Asset Backed — continued		
Residential Accredit Loans, Inc., 7s, 2028	$ 3,000	$ 2,835,000
Time Warner Pass-Through Asset Trust, 6.1s, 2001##	13,202	12,940,205
		$55,268,942
Entertainment — 1.1%		
Hearst Argyle Television, Inc., 7.5s, 2027	4,364	$ 4,033,165
News America Holdings, Inc., 6.703s, 2004	3,822	3,650,278
Time Warner, Inc., 10.15s, 2012	4,379	5,130,305
Time Warner, Inc., 8.375s, 2023	7,233	7,520,367
Time Warner, Inc., 9.15s, 2023	500	558,685
		$20,892,800
Finance — 0.5%		
Countrywide Funding Corp., 6.25s, 2009	$ 1,885	$ 1,701,345
Merrill Lynch & Company, Inc., 6.07s, 2004	8,179	7,811,681
		$ 9,513,026
Financial Institutions — 3.2%		
Aristar, Inc., 7.375s, 2004	$ 2,937	$ 2,922,961
Aristar, Inc., 7.25s, 2006	2,787	2,726,773
Associates Corp., 5.5s, 2004	7,749	7,274,916
Associates Corp., 5.75s, 2003	6,020	5,741,936
AT & T Capital Corp., 6.25s, 2001	5,143	5,093,782
Finova Capital Corp., 6.125s, 2004	2,537	2,401,600
General Motors Acceptance Corp., 6.75s, 2002	3,642	3,614,321
General Motors Acceptance Corp., 5.95s, 2003	5,481	5,286,951
Goldman Sachs Group LP, 5.9s, 2003	3,400	3,260,498
GS Escrow Corp., 6.75s, 2001	5,982	5,765,673
GS Escrow Corp., 7.125s, 2005	2,292	2,046,488
Household Finance Corp., 5.875s, 2004	4,235	3,996,273
Merrill Lynch Mortgage Investors, Inc., 8.426s, 2022†	514	480,911
Morgan Stanley Group, Inc., 7.125s, 2003	3,170	3,167,496
Salton Sea Funding Corp., 7.37s, 2005	1,205	1,169,797
Salton Sea Funding Corp., 7.84s, 2010	2,325	2,213,167
Salton Sea Funding Corp., 8.3s, 2011	651	633,019
Sunamerica Institutional, 5.75s, 2009	2,804	2,502,514
United Cos. Financial Corp., 7.7s, 2004	850	250,750
		$60,549,826
Financial Services — 0.4%		
Conseco Finance Corp., 10.25s, 2002	$ 2,749	$ 2,850,906
Deere (John) Capital Corp., 7s, 2002	1,816	1,809,789
Ford Motor Credit Co., 6.7s, 2004	10,125	9,909,844
Ford Motor Credit Co., 7.375s, 2009	6,792	6,705,402
General Electric Capital Corp., 8.85s, 2007	1,325	1,436,313

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Financial Services — continued		
General Electric Capital Corp., 8.625s, 2008	$1,068	$ 1,153,846
		$ 23,866,100
Food and Beverage Products — 0.8%		
Nabisco, Inc., 6.375s, 2035	$1,554	$ 1,443,231
Seagram (Joseph E) & Sons, Inc., 5.79s, 2001	3,668	3,602,930
Seagram (Joseph E) & Sons, Inc., 6.4s, 2003	5,950	5,735,740
Seagram (Joseph E) & Sons, Inc., 7.5s, 2018	3,453	3,271,648
Seagram (Joseph E) & Sons, Inc., 7.6s, 2028	1,277	1,202,513
		$ 15,256,062
Forest and Paper Products — 0.4%		
Georgia-Pacific Corp., 9.5s, 2022	$2,240	$ 2,383,517
Georgia-Pacific Corp., 7.25s, 2028	970	871,923
Georgia-Pacific Corp., 7.75s, 2029	4,397	4,190,077
		$ 7,445,517
Insurance — 0.7%		
Aflac, Inc., 6.5s, 2009	$6,601	$ 6,039,057
Atlantic Mutual Insurance Co., 8.15s, 2028	3,331	2,499,916
Conseco, Inc., 6.4s, 2001	2,875	2,803,573
Providian Capital I, 9.525s, 2027	2,706	2,293,173
		$ 13,635,719
Oil Services — 0.4%		
McDermott, Inc., 9.375s, 2002	$5,204	$ 5,200,825
Ultramar Diamond Shamrock Corp., 7.2s, 2017	1,680	1,489,085
		$ 6,689,910
Oils — 0.1%		
Occidental Petroleum Corp., 6.4s, 2003	$2,700	$ 2,603,178
Railroads — 0.2%		
Union Pacific Corp., 5.78s, 2001	$1,289	$ 1,259,675
Union Pacific Corp., 6.34s, 2003	1,896	1,829,185
		$ 3,088,860
Stores — 1.0%		
Federated Department Stores, Inc., 8.5s, 2003	$6,159	$ 6,329,543
Federated Department Stores, Inc., 6.3s, 2009	3,815	3,468,484
Rite Aid Corp., 6.5s, 2003	3,070	2,118,300
Rite Aid Corp., 7.125s, 2007	1,017	772,920
Saks, Inc., 7.25s, 2004	1,556	1,481,231
Wal Mart Stores, Inc., 6.55s, 2004	3,767	3,702,019
		$ 17,872,497
Telecommunications — 1.9%		
Cable & Wireless Communication, 6.625s, 2005	$4,035	$ 3,984,845
Lear Corp., 7.96s, 2005	2,776	2,672,588
Qwest Communications International, Inc., 7.5s, 2008	4,026	3,913,997
Sprint Capital Corp., 6.5s, 2001	4,994	4,951,351
Sprint Capital Corp., 5.875s, 2004	6,453	6,086,083
Sprint Capital Corp., 6.375s, 2009	3,040	2,796,131
Sprint Capital Corp., 6.9s, 2019	1,927	1,752,568
TCI Communications Financing III, 9.65s, 2027	5,766	6,339,025

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Telecommunications — continued		
Telecomunicaciones de Puerto Rico, Inc., 6.65s, 2006	$ 1,716	$ 1,618,188
WorldCom, Inc., 8.875s, 2006	1,600	1,679,312
		$ 35,794,088
Telecommunications and Cable — 0.1%		
Belo (A.H.) Corp., 7.75s, 2027	$ 2,225	$ 2,117,510
Tire and Rubber — 0.1%		
Cooper Tire & Rubber Co., 7.25s, 2002	$ 2,326	$ 2,300,321
Transportation		
Amerco, 7.2s, 2002	$ 782	$ 749,899
U.S. Federal Agencies — 3.3%		
Federal Home Loan Bank — 0.4%		
Federal Home Loan Bank, 5.7s, 2009	$ 3,575	$ 3,247,673
Federal Home Loan Bank, 6.5s, 2028	5,249	4,948,873
		$ 8,196,546
Federal National Mortgage Association — 2.9%		
FNMA, 5.722s, 2009	$ 5,090	$ 4,525,328
FNMA, 6.5s, 2027 – 2029	42,226	39,784,961
FNMA, 6.625s, 2009	3,045	2,957,456
FNMA, 8s, 2028 – 2029	7,299	7,358,247
		$ 54,625,992
Total U.S. Federal Agencies		$ 62,822,538
U.S. Government Guaranteed — 11.6%		
Government National Mortgage Association — 4.5%		
GNMA, 6.5s, 2028 – 2029	$20,268	$ 19,019,998
GNMA, 7s, 2027 – 2028	11,988	11,575,705
GNMA, 7.5s, 2024 – 2028	32,835	32,466,731
GNMA, 8s, 2022 – 2029	22,203	22,404,214
		$ 85,466,648
U.S. Treasury Obligations — 7.1%		
U.S. Treasury Bonds, 5.25s, 2028-2029	$20,757	$ 17,157,783
U.S. Treasury Bonds, 6.125s, 2027	4,132	3,845,322
U.S. Treasury Bonds, 9.875s, 2015	63,456	82,076,529
U.S. Treasury Notes, 5.875s, 2004	13,996	13,722,658
U.S. Treasury Notes, 6s, 2009	11,137	10,788,969
U.S. Treasury Notes, 6.625s, 2007	2,899	2,910,335
U.S. Treasury Notes, 7.875s, 2004	2,650	2,801,951
		$ 133,303,547
Total U.S. Government Guaranteed		$ 218,770,195
Utilities — Electric — 3.7%		
CalEnergy Co., Inc., 7.23s, 2005	$ 5	$ 4,872
Cleveland Electric Illuminating Co., 7.67s, 2004	1,932	1,902,923
Cleveland Electric Illuminating Co., 7.88s, 2017	1,867	1,770,663
Cleveland Electric Illuminating Co., 9s, 2023	2,325	2,440,204
CMS Energy Corp., 8s, 2001	2,132	2,107,045
CMS Energy Corp., 8.375s, 2003	1,353	1,322,559
Commonwealth Edison Company, 8.5s, 2022	3,821	3,966,007
Connecticut Light & Power Co., 8.59s, 2003	3,000	3,011,520
U.S. Bonds — continued		
Utilities — Electric — continued		
Connecticut Light & Power Co., 7.875s, 2024	$2,500	$ 2,516,750
El Paso Electric Co., 8.25s, 2003	1,319	1,342,438
El Paso Electric Co., 8.9s, 2006	1,490	1,550,092
Entergy Mississippi, Inc., 6.2s, 2004	2,436	2,299,243
GGIB Funding Corp., 7.43s, 2011	1,143	1,106,694
Illinois Power Special Purpose Trust, 5.26s, 2003	1,429	1,409,351
Long Island Lighting Co., 8.2s, 2023	3,650	3,559,297
Midamerican Funding LLC, 5.85s, 2001	2,810	2,773,549
Midamerican Funding LLC, 6.927s, 2029	3,553	3,034,631
Midland Cogeneration Venture Corp., 10.33s, 2002	403	415,071
Niagara Mohawk Power Corp., 7.25s, 2002	1,739	1,733,180
Niagara Mohawk Power Corp., 7.625s, 2005	2,258	2,252,479
Niagara Mohawk Power Corp., 8.77s, 2018	2,977	3,039,845
Niagara Mohawk Power Corp., 8.75s, 2022	2,345	2,323,168
Niagara Mohawk Power Corp., 8.5s, 2023	1,400	1,352,652
North Atlantic Energy, 9.05s, 2002	848	859,448
Northeast Utilities, 8.58s, 2006	907	913,718
PP&L, Inc., 6.125s, 2001	3,000	2,977,650
Seabrook Station, 7.83s, 2019	1,552	1,510,122
Texas Utilities Co., 5.94s, 2001	1,472	1,447,005
Toledo Edison Co., 9.5s, 2001	340	347,919
Toledo Edison Co., 7.875s, 2004	2,350	2,332,892
TXU Eastern Funding Co., 6.15s, 2002	1,094	1,066,738
Utilicorp United, Inc., 7s, 2004	1,012	977,329
Waterford 3 Funding Entergy Corp., 8.09s, 2017	3,452	3,316,453
Wisconsin Electric Power Co., 6.625s, 2002	6,105	6,054,084
		$ 69,037,591
Utilities — Gas — 0.6%		
CE Generation LLC, 7.416s, 2018	$1,236	$ 1,161,840
Coastal Corp., 6.2s, 2004	4,446	4,218,854
Tennessee Gas Pipeline Co., 7.625s, 2037	2,882	2,688,214
Texas Gas Transmission Corp., 7.25s, 2027	1,700	1,544,708
Williams Cos., Inc., 7.625s, 2019	625	600,588
Williams Gas Pipelines Central, 7.375s, 2006	1,087	1,065,412
		$ 11,279,616
Utilities — Telephone — 0.1%		
AT&T Corp., 6.5s, 2029	$1,812	$ 1,552,322
Total U.S. Bonds		$ 701,720,149
Foreign Bonds — 0.2%		
Canada — 0.1%		
Gulf Canada Resources Ltd., 9.25s, 2004 (Oils)	$2,445	$ 2,415,147
Finland — 0.1%		
UPM-Kymmene Corp., 7.45s, 2027 (Forest and Paper Products)##	$1,130	$ 1,024,322

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Norway		
Union Bank Norway, 7.35s, 2049 (Banks and Credit Cos.)##	$ 727	$ 698,887
Total Foreign Bonds		$ 4,138,356
Total Bonds (Identified Cost, $738,844,867)		$705,858,505

Convertible Preferred Stocks — 1.1%

	Shares	
Containers — 0.1%		
Owens-Illinois, Inc., 4.75%	49,600	$ 1,550,000
Insurance — 0.4%		
Lincoln National Corp., 7.75%	322,000	$ 7,084,000
Oils — 0.1%		
Apache Corp., 6.5%	64,650	$ 2,295,075
Utilities — Electric — 0.2%		
Texas Utilities Co., 9.25%	92,300	$ 4,026,588
Utilities — Gas — 0.3%		
El Paso Energy Capital Trust I, 4.75%	101,500	$ 5,113,062
Total Convertible Preferred Stocks (Identified Cost, $21,792,230)		$ 20,068,725

Preferred Stocks — 0.3%

Banks and Credit Companies		
NB Capital Corp., 8.35%	42,815	$ 920,522
Utilities — Electric — 0.3%		
CMS Energy Corp., 8.75%	173,000	$ 5,860,375
Total Preferred Stocks (Identified Cost, $8,249,875)		$ 6,780,897

Convertible Bonds — 1.7%

	Principal Amount (000 Omitted)	
Business Machines — 0.4%		
Xerox Corp., 0s, 2018##	$ 7,250	$ 3,851,562
Xerox Corp., 0s, 2018	7,480	3,833,500
		$ 7,685,062
Conglomerates — 0.4%		
Loews Corp., 3.125s, 2007	$ 9,600	$ 7,824,000
Financial Services — 0.9%		
Bell Atlantic Financial Services, Inc., 4.25s, 2005##	$12,940	$ 15,916,200
Total Convertible Bonds (Identified Cost, $30,908,444)		$ 31,425,262

Rights — 0.2%

	Shares	
CVS Corp.* (Identified Cost, $3,326,899)	45,000	$ 3,206,250

Short-Term Obligation — 1.2%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$23,000	$ 22,998,276
Total Investments (Identified Cost, $1,800,947,155)		$1,853,706,812

Other Assets, Less Liabilities — 1.4%

Other Assets, Less Liabilities — 1.4%		26,238,762
Net Assets — 100.0%		$1,879,945,574

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Utilities Series

Stocks — 80.0%

Issuer	Shares	Value
U.S. Stocks — 50.6%		
Business Services — 0.6%		
Adelphia Business Solutions*	52,000	$ 2,496,000
Conglomerates — 0.7%		
Eastern Enterprises Co.	46,900	$ 2,693,819
Energy — 0.9%		
Sierra Pacific Resources	205,200	$ 3,552,525
Entertainment — 1.2%		
Comcast Corp., "A"	17,000	$ 859,563
MediaOne Group, Inc.*	30,600	2,350,462
Time Warner, Inc.	23,200	1,680,550
		$ 4,890,575
Metals and Minerals — 0.1%		
USEC, Inc.	83,200	$ 582,400
Oils — 1.3%		
Coastal Corp.	149,300	$ 5,290,819
Telecommunications — 17.0%		
Alltel Corp.	23,700	$ 1,959,694
AT&T Corp.	59,800	3,034,850
BroadWing, Inc.*	333,867	12,311,346
CenturyTel, Inc.	121,200	5,741,850
Completel Holdings LLC, "B"*##	7,376	7,376
GTE Corp.	180,800	12,757,700
Insight Communications, Inc.*	20,600	610,275
Intermedia Communications, Inc.*	113,500	4,405,219
MCI WorldCom, Inc.*	106,749	5,664,369
Metromedia Fiber Network, Inc., "A"*	91,342	4,378,707
NEXTEL Communications, Inc.*	8,500	876,562
NTL, Inc.*	18,300	2,282,925
SBC Communications, Inc.	194,057	9,460,279
Sprint Corp.	38,200	2,571,337
Time Warner Telecom, Inc.*	5,500	274,656
Tritel, Inc.*	1,040	32,955
UnitedGlobalCom, Inc.*	3,000	211,875
Williams Communications Group, Inc.*	35,100	1,015,706
Winstar Communications, Inc.*	28,100	2,114,525
Z-Tel Technologies, Inc.*	830	33,511
		$ 69,745,717
Utilities — Electric — 19.9%		
AES Corp.*	57,300	$ 4,283,175
Atmos Energy Corp.	123,700	2,528,119
Calpine Corp.*	47,200	3,020,800
CMS Energy Corp.	297,636	9,282,523
DPL, Inc.	73,300	1,269,006
DQE, Inc.	128,400	4,445,850
Duke Energy Corp.	77,600	3,889,700
El Paso Electric Co.*	170,700	1,674,994
Illinova Corp.	210,100	7,300,975
Keyspan Corp.	250,600	5,810,787
Niagara Mohawk Holdings, Inc.	175,100	2,440,456
NiSource, Inc.	196,600	3,514,225
Northeast Utilities	70,300	1,445,544
NSTAR Co.	168,500	6,824,250
Peco Energy Co.	229,500	7,975,125
Pinnacle West Capital Corp.	143,600	4,388,775
Reliant Energy, Inc.	104,600	2,392,725
Scana Corp.	140,800	3,784,000
Texas Utilities Co.	75,100	2,670,744
Unicom Corp.	67,500	2,261,250
		$ 81,203,023

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Utilities — Gas — 8.9%		
Columbia Energy Group	91,550	$ 5,790,537
El Paso Energy Corp.	192,300	7,463,644
Energen Corp.	88,800	1,603,950
Enron Corp.	199,900	8,870,562
Kinder Morgan, Inc.	104,400	2,107,575
National Fuel Gas Co.	38,900	1,808,850
NICOR, Inc.	50,600	1,644,500
Williams Cos., Inc.	237,900	7,270,819
		$ 36,560,437
Total U.S. Stocks		$207,015,315
Foreign Stocks — 29.4%		
Australia — 0.8%		
Cable & Wireless Optus (Telecommunications)	937,900	$ 3,120,705
Brazil — 0.6%		
Celular CRT Participacoes, Preferred (Telecommunications)	1,556	$ 271,714
Companhia Electricas est Rio de Janeiro (Utilities — Electric)*	2,520,100	768,323
Companhia Energetica do Ceara, Preferred, “A” (Utilities — Electric)	170,900	487,880
Companhia Riogrand Telecomunicacoes, Preferred “A” (Utilities — Telephone)	1,556	483,046
Espirito Santo Centrais Eletricas S.A. (Utilities — Electric)	5,400	299,335
		$ 2,310,298
Canada — 3.4%		
AT&T Canada, Inc. (Telecommunications)*	78,400	$ 3,155,600
BCE, Inc. (Telecommunications)	108,800	9,812,400
Telesystem International Wireless, Inc. (Telecommunications)*	30,100	1,121,225
		$ 14,089,225
Finland — 1.7%		
Helsingin Puhelin Oyj (Telecommunications)	21,100	$ 1,757,359
HPY Holding — HTF Holding Oyj Abp (Telecommunications)*	23,250	872,212
Sonera Oyj (Telecommunications)	62,300	4,269,616
		$ 6,899,187
France — 1.6%		
Bouygues S.A. (Telecommunications)	2,262	$ 1,437,456
Vivendi (Business Services)	55,200	4,983,816
		$ 6,421,272
Germany — 2.6%		
Deutsche Telekom AG (Utilities — Telephone)*	40,600	$ 2,890,800
Mannesmann AG (Conglomerate)	33,000	7,959,615
		$ 10,850,415
Greece — 0.7%		
Panafon S.A. (Telecommunications)*	222,870	$ 2,993,827
Hong Kong — 0.6%		
China Telecom Ltd. (Telecommunications)	374,000	$ 2,333,591
Hungary — 1.0%		
Magyar Tavkozlesi Rt., ADR (Telecommunications)*	109,000	$ 3,924,000

Issuer	Shares	Value
Foreign Stocks — Continued		
Israel — 1.0%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)	165,750	$ 4,288,781
Italy — 3.3%		
Enel S.p.A. (Utilities — Electric)*	388,500	$ 1,627,635
Telecom Italia Mobile S.p.A. (Telecommunications)	708,100	7,908,584
Telecom Italia Mobile S.p.A., Saving Shares (Telecommunications)*	281,000	1,338,567
Telecom Italia S.p.A. (Telecommunications)	177,400	2,501,234
		$ 13,376,020
Japan — 2.0%		
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	216	$ 3,699,354
NTT Mobile Communications Network, Inc. (Telecommunications)	116	4,461,538
		$ 8,160,892
Netherlands — 2.7%		
Equant N.V. (Computer Software — Services)*	19,280	$ 2,188,283
KPN N.V. (Telecommunications)*	18,384	1,794,058
Libertel N.V. (Cellular Telephones)*	140,700	3,684,174
United Pan — Europe Communications N.V. (Telecommunications and Cable)*	26,600	3,402,185
		$ 11,068,700
Poland — 0.1%		
Netia Holdings S.A., ADR (Telecommunications)*	30,200	$ 532,275
Spain — 3.8%		
Jazztel PLC, ADR (Telecommunications)*	16,390	$ 1,067,399
Telefonica de Espana S.A., ADR (Telecommunications)	110,424	8,702,792
Telefonica Publicidad e Informacion S.A. (Utilities — Telephone)	27,200	1,177,904
Union Electrica Fenosa S.A. (Utilities — Electric)	251,400	4,390,227
		$ 15,338,322
Sweden — 0.4%		
NetCom AB (Telecommunications)*	22,900	$ 1,612,031
Switzerland — 0.4%		
Swisscom AG (Telecommunications)*	4,400	$ 1,780,235
United Kingdom — 2.7%		
British Telecommunications PLC (Telecommunications)*	210,786	$ 5,103,761
Cable & Wireless Communications PLC (Telecommunications)*	55,900	798,668
COLT Telecom Group PLC (Telecommunications)*	20,100	1,036,955
COLT Telecom Group PLC, ADR (Telecommunications)*	8,000	1,632,000
Independent Energy Holdings PLC, ADR (Utilities — Electric)	70,300	2,341,869
Thus PLC (Internet)*	31,600	199,444
		$ 11,112,697
Total Foreign Stocks		$120,212,473
Total Stocks (Identified Cost, $277,785,386)		$327,227,788

Bonds — 4.9%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 4.7%		
Banks and Credit Companies — 0.2%		
Beaver Valley Funding Corp. II, 9s, 2017	$ 250	$ 247,473
Midland Funding Corp., 10.33s, 2002	483	496,598
		$ 744,071
Energy		
Ocean Energy, Inc., 8.875s, 2007	$ 210	$ 208,425
Financial Institutions — 0.1%		
Salton Sea Funding Corp., 6.69s, 2000	$ 60	$ 59,770
Salton Sea Funding Corp., 7.84s, 2010	500	475,950
		$ 535,720
Gas — 0.1%		
CMS Panhandle Holding Co., 6.5s, 2009	$ 300	$ 274,317
Telecommunications — 0.7%		
Intermedia Communications, Inc., 0s, 2009	$ 3,075	$ 1,845,000
Sprint Capital Corp., 6.9s, 2019	320	291,034
Sprint Spectrum LP, 11s, 2006	372	411,491
Telecomunicaciones de Puerto Rico, Inc., 6.65s, 2006	72	67,896
TXU Eastern Funding Co., 6.75s, 2009	362	331,303
		$ 2,946,724
U.S. Federal Agencies — 0.1%		
Federal National Mortgage Association — 0.1%		
FNMA, 7s, 2029	$ 387	$ 374,000
U.S. Government Guaranteed — 2.6%		
Government National Mortgage Association — 0.5%		
GNMA, 6.5s, 2029	$ 147	$ 138,364
GNMA, 7s, 2027 – 2028	405	390,784
GNMA, 7.5s, 2025 – 2028	1,453	1,436,293
GNMA, 8s, 2025 – 2026	265	267,126
		$ 2,232,567
U.S. Treasury Obligations — 2.1%		
U.S. Treasury Bonds, 5.25s, 2029	$ 317	$ 262,118
U.S. Treasury Notes, 5.875s, 2004	125	122,559
U.S. Treasury Notes, 6s, 2009	8,265	8,006,718
		$ 8,391,395
Total U.S. Government Guaranteed		$ 10,623,962
Utilities — Electric — 0.6%		
AEP Generating, 9.82s, 2022	$ 596	$ 679,495
Connecticut Light & Power Co., 8.59s, 2003	250	250,960
Illinois Power Special Purpose Trust, 5.26s, 2003	513	505,946
Midamerican Funding LLC, 5.85s, 2001##	555	547,801
Midamerican Funding LLC, 6.927s, 2029##	280	239,149
Seabrook Station, 7.83s, 2019	345	335,582
		$ 2,558,933
U.S. Bonds — continued		
Utilities — Gas — 0.3%		
Columbia Gas Systems, Inc., 6.39s, 2000	$ 195	$ 193,582
El Paso Energy Corp., 6.75s, 2009	904	843,975
		$ 1,037,557
Total U.S. Bonds		$ 19,303,709
Foreign Bonds — 0.2%		
Canada — 0.1%		
Gulf Canada Resources Ltd., 9.25s, 2004 (Oils)	$ 250	$ 246,947
Netherlands — 0.1%		
Completel Europe NV, 14s, 2009 (Telecommunications)	$ 744	$ 424,080
Total Foreign Bonds		$ 671,027
Total Bonds (Identified Cost, $20,717,896)		$ 19,974,736

Convertible Preferred Stocks — 5.7%

	Shares	
Oils — 0.4%		
Coastal Corp., 6.625%	73,400	$ 1,711,137
Telecommunications — 3.8%		
Cox Communications, Inc., "PRIZES"*	36,700	$ 3,564,488
Cox Communications, Inc., 0.25%	36,300	2,259,675
Decs Trust VI, 6.25%	27,700	1,288,050
Global Crossings Ltd., 7.00%##	13,400	3,711,800
UnitedGlobalCom, Inc., 7.00%##	28,710	1,719,011
UnitedGlobalCom, Inc., 7.00%##	34,000	3,085,500
		$ 15,628,524
Utilities — Electric — 1.5%		
AES Trust III, 6.75%	70,200	$ 4,326,075
Calpine Capital Trust, 5.75%	25,700	1,670,500
		$ 5,996,575
Total Convertible Preferred Stocks (Identified Cost, $19,050,644)		$ 23,336,236

Preferred Stocks — 0.6%

Utilities — Electric — 0.6%		
CMS Energy Corp., 8.75% (Identified Cost, $2,721,531)	65,800	$ 2,228,975

Convertible Bonds — 3.6%

Issuer	Principal Amount (000 Omitted)	Value
Financial Institutions — 0.5%		
ADT Operations, Inc., 0s, 2010	$1,013	$ 2,153,891
Financial Services — 0.5%		
Bell Atlantic Financial Services, Inc., 4.25s, 2005##	$1,520	$ 1,869,600
Telecommunications — 2.6%		
Comcast Corp., 2s, 2029	$ 20	$ 2,019,850
Echostar Communications Corp., 4.875s, 2007##	1,470	1,804,425
Level 3 Communications, Inc., 6s, 2009	1,660	2,307,400
Liberty Media Group, 4s, 2029##	1,420	1,803,400
NTL, Inc., 5.75s, 2009##	2,510	2,698,250
		$10,633,325
Total Convertible Bonds (Identified Cost, $12,282,467)		$14,656,816

Issuer	Principal Amount (000 Omitted)	Value
Short-Term Obligation — 5.2%		
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$21,300	$ 21,298,403
Total Investments (Identified Cost, $353,856,327)		$408,722,954
Other Assets, Less Liabilities		177,918
Net Assets — 100.0%		$408,900,872

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:

*Non-income producing security.

##SEC Rule 144A restriction.

†Restricted security.

Statements of Assets and Liabilities — December 31, 1999

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Assets:				
Investments —				
Unaffiliated issuers, at cost	$1,357,248,406	$ 748,395,818	$284,468,057	$437,029,662
Unrealized appreciation	755,458,610	701,192,094	166,989,523	259,826,350
Total investments, at value	$2,112,707,016	$1,449,587,912	$451,457,580	$696,856,012
Investment of cash collateral for securities loaned at cost and value	—	148,651,776	36,495,436	—
Cash	119,981	72,790	71,228	31,281
Foreign currency, at value (identified cost, $0, $0, $197,613 and $0, respectively)	—	—	231,793	—
Receivable for investments sold	3,074,961	2,946,685	910,547	10,216,299
Receivable for Series shares sold	7,679,620	1,261,068	280,517	272,677
Interest and dividends receivable	359,310	121,393	327,995	44,801
Other assets	17,298	6,606	3,160	4,170
Total assets	$2,123,958,186	$1,602,648,230	$489,778,256	$707,425,240
Liabilities:				
Payable for investments purchased	$ 1,996,031	$ 8,840,318	$ 1,434,468	$ 21,363,110
Payable for Series shares reacquired	246,994	834,832	331	181,463
Collateral for securities loaned, at value	—	148,651,776	36,495,436	—
Payable to affiliate for management fee	40,374	26,951	11,044	13,083
Accrued expenses and other liabilities	100,273	84,686	84,079	60,025
Total liabilities	$ 2,383,672	$ 158,438,563	$ 38,025,358	$ 21,617,681
Net assets	$2,121,574,514	$1,444,209,667	$451,752,898	$685,807,559
Net assets consist of:				
Paid-in capital	$1,102,619,085	$ 603,547,463	$217,700,586	$303,390,884
Unrealized appreciation on investments and translation of assets and liabilities in foreign currencies	755,459,128	701,198,084	167,006,264	259,843,459
Accumulated undistributed net realized gain on investments and foreign currency transactions	263,496,301	139,464,120	66,744,417	122,573,216
Accumulated undistributed net investment income	—	—	301,631	—
Total	$2,121,574,514	$1,444,209,667	$451,752,898	$685,807,559
Shares of beneficial interest outstanding	39,204,350	35,856,737	17,953,570	13,082,580
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$54.12	$40.28	$25.16	$52.42

See notes to financial statements.

Statements of Assets and Liabilities — December 31, 1999 — continued

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Assets:				
Investments —				
Unaffiliated issuers, at cost	$1,848,620,723	$ 914,320,501	$1,800,947,155	$353,856,327
Unrealized appreciation	385,411,128	333,599,815	52,759,657	54,866,627
Total investments, at value	$2,234,031,851	$1,247,920,316	$1,853,706,812	$408,722,954
Investment of cash collateral for securities loaned at cost and value	—	50,596,963	—	36,970,447
Cash	89,005	68,718	47,967	137,776
Receivable for investments sold	—	2,761,065	14,874,996	760,074
Receivable for Series shares sold	890,010	326,351	336,402	1,058,518
Interest and dividends receivable	1,698,732	654,334	11,758,165	982,668
Other assets	17,231	9,517	22,768	1,987
Total assets	$2,236,726,829	$1,302,337,264	$1,880,747,110	$448,634,424
Liabilities:				
Payable for investments purchased	$ —	$ 5,476,680	$ —	$ 2,522,612
Payable for Series shares reacquired	801,613	718,079	644,576	182,648
Collateral for securities loaned, at value	—	50,596,963	—	36,970,447
Payable to affiliate for management fee	33,691	23,569	33,640	8,139
Accrued expenses and other liabilities	108,348	91,231	123,320	49,706
Total liabilities	$ 943,652	$ 56,906,522	$ 801,536	$ 39,733,552
Net assets	$2,235,783,177	$1,245,430,742	$1,879,945,574	$408,900,872
Net assets consist of:				
Paid-in capital	$1,690,246,816	$ 780,268,076	$1,655,766,754	$306,796,539
Unrealized appreciation on investments and translation of assets and liabilities in foreign currencies	385,408,466	333,595,903	52,757,761	54,867,646
Accumulated undistributed net realized gain on investments and foreign currency transactions	143,895,917	130,333,363	107,273,525	41,432,582
Accumulated undistributed net investment income	16,231,978	1,233,400	64,147,534	5,804,105
Total	$2,235,783,177	$1,245,430,742	$1,879,945,574	$408,900,872
Shares of beneficial interest outstanding	58,916,089	45,102,228	100,214,003	20,609,248
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$37.95	$27.61	$18.76	$19.84

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Operations — Year Ended December 31, 1999

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Net investment income (loss):				
Income —				
Interest	$ 4,654,717	$ 3,959,175	$ 916,125	$ 2,508,334
Dividends	5,916,622	1,170,404	2,970,718	1,014,023
Foreign taxes withheld	(57,644)	(20,807)	(302,919)	(18,641)
Total investment income	$ 10,513,695	$ 5,108,772	$ 3,583,924	$ 3,503,716
Expenses —				
Management fee	$ 12,409,873	$ 6,176,900	$ 2,759,556	$ 3,062,022
Trustees' compensation	44,249	18,913	7,124	9,370
Administrative fee	204,803	106,983	37,874	51,251
Custodian fee	392,362	250,866	261,750	158,545
Printing	30,731	21,352	2,588	14,029
Auditing fees	28,001	29,521	40,821	29,029
Legal fees	1,980	2,142	1,614	1,663
Miscellaneous	6,453	21,314	5,383	5,825
Total expenses	$ 13,118,452	$ 6,627,991	$ 3,116,710	$ 3,331,734
Fees paid indirectly	(62,225)	(17,168)	(20,542)	(20,341)
Net expenses	$ 13,056,227	$ 6,610,823	$ 3,096,168	$ 3,311,393
Net investment income (loss)	$ (2,542,532)	$ (1,502,051)	$ 487,756	$ 192,323
Realized and unrealized gain (loss) on investments and foreign currency transactions:				
Realized gain (loss) (identified cost basis) —				
Investment transactions	$268,308,719	$145,326,007	$ 68,291,397	$123,456,091
Foreign currency transactions	(314,664)	(463,164)	(383,790)	(391,018)
Net realized gain on investments and foreign currency transactions	$267,994,055	$144,862,843	$ 67,907,607	$123,065,073
Change in unrealized appreciation on —				
Investments	$262,956,928	$467,329,266	$112,132,532	$185,548,291
Translation of assets and liabilities in foreign currencies	528	5,993	12,756	17,109
Net unrealized gain on investments and foreign currency translation	$262,957,456	$467,335,259	$112,145,288	$185,565,400
Net realized and unrealized gain on investments and foreign currency	$530,951,511	$612,198,102	$180,052,895	$308,630,473
Increase in net assets from operations	$528,408,979	$610,696,051	$180,540,651	$308,822,796

See notes to financial statements.

Statements of Operations — Year Ended December 31, 1999 — continued

Net investment income:	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Income —				
Interest	$ 4,667,056	$ 1,402,883	$ 54,247,070	$ 2,405,456
Dividends	23,823,570	8,054,120	23,579,498	5,860,157
Foreign taxes withheld	(135,807)	(89,732)	(302,332)	(73,796)
Total investment income	$ 28,354,819	$ 9,367,271	$ 77,524,236	$ 8,191,817
Expenses —				
Management fee	$ 11,196,749	$ 7,350,534	$ 12,643,399	$ 2,174,849
Trustees' compensation	47,575	25,356	49,841	5,809
Administrative fee	237,737	132,957	231,237	35,610
Custodian fee	447,191	313,192	410,717	112,736
Printing	42,783	24,907	31,679	9,960
Auditing fees	30,321	29,771	37,621	29,821
Legal fees	2,144	1,408	2,098	946
Miscellaneous	29,103	13,199	—	—
Total expenses	$ 12,033,603	$ 7,891,324	$ 13,406,592	$ 2,369,731
Fees paid indirectly	(73,122)	(22,232)	(32,934)	(19,350)
Net expenses	$ 11,960,481	$ 7,869,092	$ 13,373,658	$ 2,350,381
Net investment income	$ 16,394,338	$ 1,498,179	$ 64,150,578	$ 5,841,436
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) —				
Investment transactions	$144,752,869	$133,052,038	$ 107,788,564	$42,455,340
Foreign currency transactions	(139,476)	(281,330)	(88,361)	(13,852)
Futures contracts	—	—	—	(116,285)
Net realized gain on investments and foreign currency transactions	$144,613,393	$132,770,708	$ 107,700,203	$42,325,203
Change in unrealized appreciation (depreciation) on —				
Investments	$ (14,555,948)	$107,904,583	$(117,837,627)	$41,748,105
Translation of assets and liabilities in foreign currencies	(6,972)	(16,390)	(1,410)	(4,249)
Net unrealized gain (loss) on investments and foreign currency translation	$ (14,562,920)	$107,888,193	$(117,839,037)	$41,743,856
Net realized and unrealized gain (loss) on investments and foreign currency	$130,050,473	$240,658,901	$ (10,138,834)	$84,069,059
Increase in net assets from operations	$146,444,811	$242,157,080	$ 54,011,744	$89,910,495

See notes to financial statements.

Statements of Changes in Net Assets — Year Ended December 31, 1999

Increase (decrease) in net assets:	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
From operations —				
Net investment income (loss)	$ (2,542,532)	$ (1,502,051)	$ 487,756	$ 192,323
Net realized gain on investments and foreign currency transactions	267,994,055	144,862,843	67,907,607	123,065,073
Net unrealized gain on investments and foreign currency translation	262,957,456	467,335,259	112,145,288	185,565,400
Increase in net assets from operations	$ 528,408,979	$ 610,696,051	$180,540,651	$308,822,796
Distributions declared to shareholders —				
From net investment income	$ —	$ —	$ (603,473)	$ —
From net realized gain on investments and foreign currency transactions	(191,013,349)	(12,679,477)	(10,894,673)	—
Total distributions declared to shareholders	$ (191,013,349)	$ (12,679,477)	$ (11,498,146)	$ —
Net increase in net assets from Series share transactions	$ 59,023,917	$ 109,941,907	$ 5,191,416	$ 12,193,687
Total increase in net assets	$ 396,419,547	$ 707,958,481	$174,233,921	$321,016,483
Net assets —				
At beginning of period	1,725,154,967	736,251,186	277,518,977	364,791,076
At end of period	$2,121,574,514	$1,444,209,667	$451,752,898	$685,807,559
Accumulated undistributed net investment income included in net assets at end of period	$ —	$ —	$ 301,631	$ —

Increase (decrease) in net assets:	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
From operations —				
Net investment income	$ 16,394,338	$ 1,498,179	$ 64,150,578	$ 5,841,436
Net realized gain on investments and foreign currency transactions	144,613,393	132,770,708	107,700,203	42,325,203
Net unrealized gain (loss) on investments and foreign currency translation	(14,562,920)	107,888,193	(117,839,037)	41,743,856
Increase in net assets from operations	$ 146,444,811	$ 242,157,080	$ 54,011,744	$ 89,910,495
Distributions declared to shareholders —				
From net investment income	$ (14,424,836)	$ (3,057,687)	$ (64,269,845)	$ (4,367,404)
From net realized gain on investments and foreign currency transactions	(138,450,704)	(32,300,619)	(223,361,985)	(26,554,259)
Total distributions declared to shareholders	$ (152,875,540)	$ (35,358,306)	$ (287,631,830)	$ (30,921,663)
Net increase in net assets from Series share transactions	$ 389,485,805	$ 50,351,817	$ 171,454,987	$123,620,168
Total increase (decrease) in net assets	$ 383,055,076	$ 257,150,591	$ (62,165,099)	$182,609,000
Net assets —				
At beginning of period	1,852,728,101	988,280,151	1,942,110,673	226,291,872
At end of period	$2,235,783,177	$1,245,430,742	$1,879,945,574	$408,900,872
Accumulated undistributed net investment income included in net assets at end of period	$ 16,231,978	$ 1,233,400	$ 64,147,534	$ 5,804,105

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Changes in Net Assets — Year Ended December 31, 1998

Increase (decrease) in net assets:	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
From operations —				
Net investment income (loss)	$ (3,434,925)	$ (1,538,350)	$ 831,575	$ (689,424)
Net realized gain on investments and foreign currency transactions	213,975,823	12,407,941	10,538,464	2,104,108
Net unrealized gain on investments and foreign currency translation	176,762,865	163,219,131	22,769,934	39,042,064
Increase in net assets from operations	$ 387,303,763	$174,088,722	$ 34,139,973	$ 40,456,748
Distributions declared to shareholders —				
From net investment income	$ —	$ —	$ (973,450)	$ —
From net realized gain on investments and foreign currency transactions	(169,375,578)	(19,671,422)	(19,232,791)	(53,763,881)
In excess of net realized gain on investments and foreign currency transactions	—	—	—	(27,666)
Total distributions declared to shareholders	$ (169,375,578)	$ (19,671,422)	$ (20,206,241)	$ (53,791,547)
Net increase in net assets from Series share transactions	$ 180,986,295	$124,482,468	$ 11,183,242	$ 37,498,438
Total increase in net assets	$ 398,914,480	$278,899,768	$ 25,116,974	$ 24,163,639
Net assets —				
At beginning period	1,326,240,487	457,351,418	252,402,003	340,627,437
At end of period	$1,725,154,967	$736,251,186	$277,518,977	$364,791,076
Accumulated undistributed net investment income included in net assets at end of period	$ —	$ —	$ 604,819	$ —

Increase (decrease) in net assets:	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
From operations —				
Net investment income	$ 14,417,538	$ 3,097,824	$ 64,029,971	$ 4,552,068
Net realized gain on investments and foreign currency transactions	141,470,873	31,269,447	223,399,643	25,475,223
Net unrealized gain (loss) on investments and foreign currency translation	162,221,454	138,889,494	(85,129,587)	(1,836,532)
Increase in net assets from operations	$ 318,109,865	$173,256,765	$ 202,300,027	$ 28,190,759
Distributions declared to shareholders —				
From net investment income	$ (10,399,191)	$ (1,809,857)	$ (56,012,276)	$ (2,736,379)
From net realized gain on investments and foreign currency transactions	(91,293,748)	(33,497,705)	(144,585,110)	(15,722,165)
Total distributions declared to shareholders	$ (101,692,939)	$ (35,307,562)	$ (200,597,386)	$ (18,458,544)
Net increase in net assets from Series share transactions	$ 478,176,003	$180,028,715	$ 244,299,890	$ 93,551,190
Total increase in net assets	$ 694,592,929	$317,977,918	$ 246,002,531	$103,283,405
Net assets —				
At beginning of period	1,158,135,172	670,302,233	1,696,108,142	123,008,467
At end of period	$1,852,728,101	$988,280,151	$1,942,110,673	$226,291,872
Accumulated undistributed net investment income included in net assets at end of period	$ 14,401,952	$ 3,057,587	$ 64,593,083	$ 4,450,008

See notes to financial statements.

Financial Highlights

	Capital Appreciation Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 45.9348	$ 40.1392	$ 35.8316	$ 31.9878	$24.4076
Income (loss) from investment operations# —					
Net investment income (loss)	$ (0.0659)	$ (0.0962)	$ (0.0405)	$ (0.0200)	$ 0.0933
Net realized and unrealized gain on investments and foreign currency	13.5257	11.0414	7.8691	6.7422	8.1619
Total from investment operations	$ 13.4598	$ 10.9452	$ 7.8286	$ 6.7222	$ 8.2552
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ —	$ (0.0322)	$ (0.0568)
From net realized gain on investments and foreign currency transactions	(5.2788)	(5.1496)	(3.5210)	(2.8462)	(0.6182)
Total distributions declared to shareholders	$ (5.2788)	$ (5.1496)	$ (3.5210)	$ (2.8784)	$ (0.6750)
Net asset value — end of period	$ 54.1158	$ 45.9348	$ 40.1392	$ 35.8316	$31.9878
Total return‡	32.64%	28.70%	23.14%	21.48%	34.46%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.76%	0.77%	0.78%	0.80%	0.83%
Net investment income (loss)	(0.15)%	(0.23)%	(0.10)%	(0.05)%	0.32%
Portfolio turnover	89%	79%	68%	67%	89%
Net assets at end of period (000 Omitted)	$2,121,575	$1,725,155	$1,326,240	$1,061,631	$797,102

	Emerging Growth Series				
	Year Ended December 31,				Period Ended December 31,
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	1995*
Net asset value — beginning of period	$ 23.2757	$18.0032	$14.8305	$12.6867	$10.0000
Income (loss) from investment operations# —					
Net investment income (loss)§	$ (0.0448)	$ (0.0530)	$ (0.0551)	$ 0.0175	$ 0.0788
Net realized and unrealized gain on investments and foreign currency	17.4370	6.0356	3.2968	2.1506	2.6079
Total from investment operations	$ 17.3922	$ 5.9826	$ 3.2417	$ 2.1681	$ 2.6867
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ (0.0098)	$ (0.0243)	$ —
From net realized gain on investments and foreign currency transactions	(0.3907)	(0.7101)	(0.0592)	—	—
Total distributions declared to shareholders	$ (0.3907)	$ (0.7101)	$ (0.0690)	$ (0.0243)	$ —
Net asset value — end of period	$ 40.2772	$23.2757	$18.0032	$14.8305	$12.6867
Total return‡	75.81%	33.88%	21.93%	17.15%	26.80%††
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.75%	0.78%	0.81%	0.70%	0.24%†
Net investment income (loss)	(0.17)%	(0.27)%	(0.33)%	0.12%	1.13%†
Portfolio turnover	166%	80%	109%	88%	28%
Net assets at end of period (000 Omitted)	$1,444,210	$736,251	$457,351	$250,826	$ 67,255

§The investment adviser voluntarily waived all or a portion of its management fee for the Emerging Growth Series for the periods indicated. If this fee had been incurred by the Series, the net investment income (loss) per share and the ratios would have been:

Net investment income (loss)	$(0.0406)	$0.0265
Ratios (to average net assets):		
Expenses##	0.84%	1.00%†
Net investment income (loss)	(0.02)%	0.38%†

*For the period from the commencement of the Series' investment operations, May 1, 1995, through December 31, 1995.
†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect reductions from directed brokerage and certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

	Global Growth Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	1995
Net asset value — beginning of period	$15.6555	$14.6844	$13.0338	$12.3464	$10.9425
Income from investment operations# —					
Net investment income	$ 0.0277	$ 0.0466	$ 0.0446	$ 0.0232	$ 0.0689
Net realized and unrealized gain on investments and foreign currency	10.1515	2.0973	1.9245	1.5878	1.6388
Total from investment operations	$10.1792	$ 2.1439	$ 1.9691	$ 1.6110	$ 1.7077
Less distributions declared to shareholders —					
From net investment income	$ (0.0353)	$ (0.0565)	$ (0.0626)	$ (0.0886)	$ (0.1361)
From net realized gain on investments and foreign currency transactions	(0.6371)	(1.1163)	(0.2559)	(0.8350)	(0.1677)
Total distributions declared to shareholders	$ (0.6724)	$ (1.1728)	$ (0.3185)	$ (0.9236)	$ (0.3038)
Net asset value — end of period	$25.1623	$15.6555	$14.6844	$13.0338	$12.3464
Total return‡	67.25%	14.61%	15.32%	13.02%	16.06%
Ratios (to average net assets)/Supplemental data:					
Expenses##	1.01%	1.01%	1.02%	1.04%	1.07%
Net investment income	0.16%	0.31%	0.31%	0.18%	0.60%
Portfolio turnover	163%	92%	105%	81%	162%
Net assets at end of period (000 Omitted)	$451,753	$277,519	$252,402	$203,106	$146,388

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

	Managed Sectors Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	1995
Net asset value — beginning of period	$28.2448	$29.1601	$26.2503	$25.4468	$19.8823
Income (loss) from investment operations# —					
Net investment income (loss)	$ 0.0153	$ (0.0544)	$ (0.0597)	$ 0.0200	$ 0.0979
Net realized and unrealized gain on investments and foreign currency	24.1613	3.7082	6.2302	4.2817	6.1880
Total from investment operations	$24.1766	$ 3.6538	$ 6.1705	$ 4.3017	$ 6.2859
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ (0.0201)	$ (0.0758)	$ (0.0542)
From net realized gain on investments and foreign currency transactions	—	(4.5668)	(3.2406)	(3.4224)	(0.6672)
In excess of net realized gain on investments and foreign currency transactions	—	(0.0023)	—	—	—
Total distributions declared to shareholders	$ —	$ (4.5691)	$ (3.2607)	$ (3.4982)	$ (0.7214)
Net asset value — end of period	$52.4214	$28.2448	$29.1601	$26.2503	$25.4468
Total return‡	85.62%	12.25%	25.63%	17.58%	32.29%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.79%	0.80%	0.82%	0.82%	0.84%
Net investment income (loss)	0.05%	(0.20)%	(0.21)%	0.09%	0.42%
Portfolio turnover	415%	161%	103%	121%	113%
Net assets at end of period (000 Omitted)	$685,808	$364,791	$340,627	$266,368	$194,351

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

	Massachusetts Investors Trust Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 38.2476	$ 33.1489	$ 26.4978	$22.0182	$16.4563
Income from investment operations# —					
Net investment income	$ 0.2993	$ 0.3382	$ 0.3714	$ 0.4100	$ 0.4318
Net realized and unrealized gain on investments and foreign currency	2.3798	7.3482	7.8153	5.0415	5.6172
Total from investment operations	$ 2.6791	$ 7.6864	$ 8.1867	$ 5.4515	$ 6.0490
Less distributions declared to shareholders —					
From net investment income	$ (0.2810)	$ (0.2646)	$ (0.2854)	$ (0.2936)	$ (0.3037)
From net realized gain on investments and foreign currency transactions	(2.6971)	(2.3231)	(1.2502)	(0.6783)	(0.1834)
Total distributions declared to shareholders	$ (2.9781)	$ (2.5877)	$ (1.5356)	$ (0.9719)	$ (0.4871)
Net asset value — end of period	$ 37.9486	$ 38.2476	$ 33.1489	$26.4978	$22.0182
Total return‡	7.18%	23.85%	31.94%	25.41%	37.41%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.59%	0.59%	0.61%	0.61%	0.64%
Net investment income	0.81%	0.96%	1.23%	1.71%	2.25%
Portfolio turnover	70%	61%	52%	51%	60%
Net assets at end of period (000 Omitted)	$2,235,783	$1,852,728	$1,158,135	$571,008	$302,024

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

	Research Series				
	Year Ended December 31,				
Per share data (for a share outstanding throughout each period):	1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 23.0231	$19.4313	$16.5735	$13.5777	$ 9.8761
Income from investment operations# —					
Net investment income§	$ 0.0338	$ 0.0780	$ 0.0678	$ 0.0797	$ 0.1401
Net realized and unrealized gain on investments and foreign currency	5.3711	4.4449	3.3159	3.1330	3.5651
Total from investment operations	$ 5.4049	$ 4.5229	$ 3.3837	$ 3.2127	$ 3.7052
Less distributions declared to shareholders —					
From net investment income	$ (0.0704)	$ (0.0477)	$ (0.0387)	$ (0.0328)	$ (0.0036)
From net realized gain on investments and foreign currency transactions	(0.7441)	(0.8834)	(0.4872)	(0.1841)	—
Total distributions declared to shareholders	$ (0.8145)	$ (0.9311)	$ (0.5259)	$ (0.2169)	$ (0.0036)
Net asset value — end of period	$ 27.6135	$23.0231	$19.4313	$16.5735	$13.5777
Total return‡	24.14%	23.61%	20.86%	23.76%	37.50%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.75%	0.76%	0.79%	0.84%	0.58%
Net investment income	0.14%	0.37%	0.37%	0.52%	1.16%
Portfolio turnover	94%	81%	79%	70%	81%
Net assets at end of period (000 Omitted)	$1,245,431	$988,280	$670,302	$325,389	$ 71,828

§The investment adviser voluntarily waived a portion of its management fee for the period indicated. If this fee had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$0.0954
Ratios (to average net assets):	
Expenses##	0.95%
Net investment income	0.79%

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

Per share data (for a share outstanding throughout each period):	Total Return Series — Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 21.2635	$ 21.3173	$ 19.4397	$ 18.3848	$ 15.0862
Income from investment operations# —					
Net investment income	$ 0.6521	$ 0.7305	$ 0.7546	$ 0.7677	$ 0.7824
Net realized and unrealized gain on investments and foreign currency	0.0373	1.6718	3.2409	1.6795	3.1527
Total from investment operations	$ 0.6894	$ 2.4023	$ 3.9955	$ 2.4472	$ 3.9351
Less distributions declared to shareholders —					
From net investment income	$ (0.7136)	$ (0.6858)	$ (0.7234)	$ (0.7189)	$ (0.6365)
From net realized gain on investments and foreign currency transactions	(2.4800)	(1.7703)	(1.3945)	(0.6734)	—
Total distributions declared to shareholders	$ (3.1936)	$ (2.4561)	$ (2.1179)	$ (1.3923)	$ (0.6365)
Net asset value — end of period	$ 18.7593	$ 21.2635	$ 21.3173	$ 19.4397	$ 18.3848
Total return‡	2.84%	11.71%	21.98%	14.10%	26.71%
Ratios (to average net assets)/Supplemental data:					
Expenses##	0.69%	0.70%	0.71%	0.72%	0.76%
Net investment income	3.30%	3.47%	3.72%	4.15%	4.70%
Portfolio turnover	113%	116%	113%	134%	108%
Net assets at end of period (000 Omitted)	$1,879,946	$1,942,111	$1,696,108	$1,335,022	$1,099,887

Per share data (for a share outstanding throughout each period):	Utilities Series — Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$17.0828	$16.4093	$13.9874	$12.2598	$ 9.5209
Income from investment operations# —					
Net investment income§	$ 0.3452	$ 0.4394	$ 0.4576	$ 0.5322	$ 0.4918
Net realized and unrealized gain on investments and foreign currency	4.5225	2.3048	3.6873	1.8548	2.5197
Total from investment operations	$ 4.8677	$ 2.7442	$ 4.1449	$ 2.3870	$ 3.0115
Less distributions declared to shareholders —					
From net investment income	$ (0.2980)	$ (0.3070)	$ (0.4248)	$ (0.3160)	$ (0.2726)
From net realized gain on investments and foreign currency transactions	(1.8119)	(1.7637)	(1.2982)	(0.3434)	—
Total distributions declared to shareholders —	$ (2.1099)	$ (2.0707)	$ (1.7230)	$ (0.6594)	$ (0.2726)
Net asset value — end of period	$19.8406	$17.0828	$16.4093	$13.9874	$12.2598
Total return‡	31.30%	17.54%	32.71%	20.37%	32.36%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.82%	0.86%	0.86%	0.88%	0.44%
Net investment income	2.01%	2.68%	3.15%	4.23%	4.62%
Portfolio turnover	139%	148%	144%	131%	119%
Net assets at end of period (000 Omitted)	$408,901	$226,292	$123,008	$ 70,680	$ 43,134

§The investment adviser voluntarily waived a portion of its management fee for the Utilities Series for the period indicated. If this fee had been incurred by the Series, the net investment income per share and the ratios would have been:

Net investment income	$0.4375
Ratios (to average net assets):	
Expenses##	0.95%
Net investment income	4.12%

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from directed brokerage and certain offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

(1) Business and Organization

The Trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company consisting of twenty-seven separate Series (the Series) of shares: Bond Series, Capital Appreciation Series*, Capital Opportunities Series, Emerging Growth Series*, Emerging Markets Equity Series (formerly MFS® Foreign & Colonial Emerging Markets Equity Series), Equity Income Series, Global Asset Allocation Series (formerly World Asset Allocation Series), Global Government Series (formerly World Government Series), Global Growth Series* (formerly World Growth Series), Global Total Return Series (formerly World Total Return Series), Government Securities Series, High Yield Series, International Growth Series, International Growth and Income Series, Managed Sectors Series*, Massachusetts Investors Growth Stock Series, Massachusetts Investors Trust Series* (formerly Conservative Growth Series), Money Market Series, New Discovery Series, Research Series*, Research Growth and Income Series, Research International Series, Strategic Growth Series, Strategic Income Series, Total Return Series*, Utilities Series*, and Zero Coupon Series, 2000 Portfolio. All of the Series included within these financial statements are diversified except the Global Growth Series, Managed Sectors Series, and Utilities Series as that term is defined in the Investment Company Act of 1940, as amended. The shares of each Series are sold only to variable accounts established by Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York to fund benefits under variable contracts issued by such companies. Effective May 1, 1999, the World Growth Series and Conservative Growth Series changed their names to the Global Growth Series and Massachusetts Investors Trust Series, respectively.

The Series denoted with an asterisk above are included within these financial statements.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Series can invest in foreign securities. Investments in foreign securities are vulnerable to the effects of changes in the relative values of the local currency and the U.S. dollar and to the effects of changes in each country's legal, political, and economic environment.

Investment Valuations – Equity securities listed on securities exchanges or reported through the NASDAQ system are reported at market value using last sale prices. Unlisted equity securities or listed equity securities for which last sale prices are not available are reported at market value using last quoted bid prices. Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues and forward contracts, are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Non-U.S. dollar denominated short-term obligations are valued at amortized cost as calculated in the foreign currency and translated into U.S. dollars at the closing daily exchange rate. Futures contracts listed on commodities exchanges are reported at market value using closing settlement prices. Over-the-counter options on securities are valued by brokers. Over-the-counter currency options are valued through the use of a pricing model which takes into account foreign currency exchange spot and forward rates, implied volatility, and short-term repurchase rates. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Trustees.

Foreign Currency Translation – Investment valuations, other assets, and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Purchases and sales of foreign investments, income, and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. Gains and losses attributable to foreign currency exchange rates on sales of securities are recorded for financial statement purposes as net realized gains and losses on investments. Gains and losses attributable to foreign exchange rate movements on income and expenses are recorded for financial statement purposes as foreign currency transaction gains and losses. That portion of both realized and unrealized gains and losses on investments that results from fluctuations in foreign currency exchange rates is not separately disclosed.

Futures Contracts – Certain Series of the Trust may enter into futures contracts for the delayed delivery of securities or currency, or contracts based on financial indices at a fixed price on a future date. In entering such contracts, the Series is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Series each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Series. The Series' investment in futures contracts is designed to hedge against anticipated future changes in interest or exchange rates or securities prices. Certain Series of the Trust may enter into futures contracts for non-hedging purposes. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Investments in currency futures for purposes other than hedging may be made to change the Series' relative position in one or more currencies without buying and selling portfolio assets. Investments in equity index contracts or contracts on related options for purposes other than hedging, may be made when the Series has cash on hand and wishes to participate in anticipated market appreciation while the cash is being invested. Should interest or exchange rates or securities prices move unexpectedly, the Series may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Security Loans – State Street Bank and Trust Company ("State Street") and/or Chase Manhattan Bank ("Chase"), as lending agents, may loan the securities of each Series, with the exception of the Capital Appreciation Series and Managed Sectors Series, to certain qualified institutions (the "Borrowers") approved by the Series. The loans are collateralized at all times by cash and/or U.S. Treasury securities in an amount at least equal

to the market value of the securities loaned. State Street and Chase provide the Series with indemnification against Borrower default. The Series bears the risk of loss with respect to the investment of cash collateral.

Cash collateral is invested in short-term securities. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Series and the lending agents. On loans collateralized by U.S. Treasury securities, a fee is received from the Borrower, and is allocated between the Series and the lending agents. Income from securities lending is included in interest income on the Statements of Operations. The dividend and interest income earned on the securities loaned is accounted for in the same manner as other dividend and interest income.

At December 31, 1999, the value of securities loaned and the collateral on these loans were as follows:

	Emerging Growth Series	Global Growth Series	Massachusetts Investors Trust Series
Value of Securities Loaned	$145,789,915	$36,559,675	$16,207,663
Collateralized by:			
U.S. Treasury securities	940,667	1,416,490	16,599,774
Cash	148,651,776	36,495,436	—

	Research Series	Total Return Series	Utilities Series
Value of Securities Loaned	$49,897,463	$2,259,775	$35,987,507
Collateralized by:			
U.S. Treasury securities	742,034	2,449,068	—
Cash	50,596,963	—	36,970,447

Cash collateral listed above was invested in the following short-term obligations:

	Emerging Growth Series		Global Growth Series	
Issuer	Shares	Cost and Value	Shares	Cost and Value
Navigator Securities Lending Prime Portfolio	148,651,776	$148,651,776	36,495,436	$36,495,436

	Research Series		Utilities Series	
Issuer	Shares	Cost and Value	Shares	Cost and Value
Navigator Securities Lending Prime Portfolio	50,596,963	$50,596,963	36,970,447	$36,970,447

Forward Foreign Currency Exchange Contracts — Certain Series of the Trust may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. The Series may enter into forward contracts for hedging purposes as well as for non-hedging purposes. For hedging purposes, the Series may enter into contracts to deliver or receive foreign currency it will receive from or require for its normal investment activities. The Series may also use contracts in a manner intended to protect foreign currency-denominated securities from declines in value due to unfavorable exchange rate movements. For non-hedging purposes, the Series may enter into contracts with the intent of changing the relative exposure of the Series' portfolio of securities to different currencies to take advantage of anticipated changes. The forward foreign currency exchange contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded as unrealized until the contract settlement date. On contract settlement date, the gains or losses are recorded as realized gains or losses on foreign currency transactions.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All discount is accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Dividends received in cash are recorded on the ex-dividend date. Dividend and interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date.

Fees Paid Indirectly – Each Series' custody fee is calculated as a percentage of the Series' month end net assets. The fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the Series. During the period, each Series custodian fees were reduced under this arrangement. The Capital Appreciation Series, Emerging Growth Series, Managed Sectors Series and the Utilities Series have entered into a directed brokerage agreement, under which the broker will credit the Series a portion of the commissions generated to offset certain expenses of the Series. For the period, the Series' custodian fees were reduced under this agreement. These amounts are shown as reductions of expenses on the Statements of Operations.

	Capital Appreciation Series	Emerging Growth Series	Managed Sectors Series	Massachusetts Investors Trust Series	Utilities Series
Balance credits	$25,168	$15,391	$12,802	$64,932	$18,884
Directed brokerage credits	37,057	1,777	7,539	8,190	466
	$62,225	$17,168	$20,341	$73,122	$19,350

Tax Matters and Distributions – Each Series' policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its taxable income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided.

Distributions to shareholders are recorded on the ex-dividend date. The Series distinguishes between distributions on a tax basis and a financial reporting basis and requires that only distributions in excess of tax basis earnings and profits be reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or net realized gains. During the year ended December 31, 1999, the following amounts were reclassified due to differences between book and tax accounting for currency transactions and net operating losses. These changes had no effect on the net assets or net asset values per share.

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Increase (decrease):				
Paid-in capital	$ —	$ —	$ 18,474	$ —
Accumulated undistributed net realized gain on investments and foreign currency transactions	(2,542,532)	(1,502,051)	168,997	192,323
Accumulated undistributed net investment income	2,542,532	1,502,051	(187,471)	(192,323)

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Increase (decrease):				
Paid-in capital	$ —	$ —	$ 66,023	$ (119)
Accumulated undistributed net realized gain on investments and foreign currency transactions.	139,476	264,679	260,259	120,054
Accumulated undistributed net investment income	(139,476)	(264,679)	(326,282)	(119,935)

(3) Transactions with Affiliates

Investment Adviser – The Series has an investment advisory agreement with Massachusetts Financial Services Company (MFS), an indirect subsidiary of Sun Life Assurance Company of Canada (U.S.), to provide overall investment advisory and administrative services, and general office facilities. The management fee is computed daily and paid monthly at an annual rate based on a percentage of each Series' average daily net assets. The agreement also provides that each Series will be reimbursed for expenses in excess of the expense limitation indicated below, based on average net assets of each Series. Management fees and expense limitations are as follows:

	Management Fees	Expense Limitations
Capital Appreciation Series	0.75%*	1.25%
Emerging Growth Series	0.75%*	N/A
Global Growth Series	0.90%	N/A
Managed Sectors Series	0.75%*	1.25%
Massachusetts Investors Trust Series	0.55%	1.25%
Research Series	0.75%*	N/A
Total Return Series	0.75%*	1.25%
Utilities Series	0.75%*	N/A

*The management fee for Capital Appreciation Series is 0.75% of the first $1 billion of average net assets, 0.675% of the average net assets of the next $500 million and 0.65% of the average net assets in excess of $1.5 billion. The management fee for the Emerging Growth Series, Managed Sectors Series, Research Series, Total Return Series and Utilities Series is 0.75% of the first $300 million of average net assets and 0.675% of the average net assets in excess of $300 million. The management fee for the Total Return Series, is reduced to 0.60% of the average net assets in excess of $1 billion.

The Trust pays no compensation directly to its Trustees or officers who are affiliated with MFS or Sun Life Assurance Company of Canada (U.S.), all of whom receive remuneration for their services to the Trust from MFS or Sun Life Assurance Company of Canada. Certain officers and Trustees of the Trust are officers or directors of MFS or Sun Life Assurance Company of Canada.

Administrator – The Trust has an administrative services agreement with MFS to provide each Series with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each Series pays MFS an administrative fee at the following annual percentages of the Series' average daily net assets:

First $1 billion	0.0150%
Next $1 billion	0.0125%
Next $1 billion	0.0100%
In excess of $3 billion	0.0000%

(4) Portfolio Securities

Purchases and sales of investments, other than purchased option transactions and short-term obligations, were as follows:

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Purchases				
Investments (non-U.S. government securities)	$1,468,826,917	$1,471,638,186	$480,158,123	$1,604,135,352
Sales				
Investments (non-U.S. government securities)	$1,556,551,774	$1,370,186,581	$489,096,850	$1,586,784,314

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Purchases				
U.S. government securities	$ 6,231,569	$ 14,796,572	$ 793,709,976	$ 20,335,641
Investments (non-U.S. government securities)	$1,518,210,031	$962,196,877	$1,307,331,544	$443,196,038
Sales				
U.S. government securities	$ 7,952,018	$ 25,636,662	$ 757,784,610	$ 15,630,173
Investments (non-U.S. government securities)	$1,343,614,728	$940,847,978	$1,371,041,806	$371,753,879

The cost and unrealized appreciation and depreciation in the value of the investments owned by each Series, as computed on a federal income tax basis, are as follows:

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Aggregate cost	$1,359,660,050	$752,859,951	$287,048,441	$440,173,617
Gross unrealized appreciation	$ 786,576,545	$701,132,914	$169,150,817	$258,385,005
Gross unrealized depreciation	(33,529,579)	(4,404,953)	(4,741,678)	(1,702,610)
Net unrealized appreciation	$ 753,046,966	$696,727,961	$164,409,139	$256,682,395

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Aggregate cost	$1,851,331,349	$916,031,584	$1,806,449,477	$355,472,042
Gross unrealized appreciation	$ 447,354,965	$375,903,020	$ 151,284,228	$ 72,658,326
Gross unrealized depreciation	(64,654,463)	(44,014,288)	(104,026,893)	(19,407,414)
Net unrealized appreciation	$ 382,700,502	$331,888,732	$ 47,257,335	$ 53,250,912

(5) Shares of Beneficial Interest

The Trust's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in Series shares were as follows:

	Capital Appreciation Series				Emerging Growth Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998		Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	8,024,620	$ 358,451,759	8,063,847	$ 327,203,188	9,432,929	$ 248,645,971	9,109,956	$179,855,917
Shares issued to shareholders in reinvestment of distributions	4,546,854	191,013,349	4,103,091	169,375,578	522,004	12,679,477	974,798	19,671,422
Shares reacquired	(10,923,762)	(490,441,191)	(7,651,295)	(315,592,471)	(5,729,940)	(151,383,541)	(3,856,847)	(75,044,871)
Net increase	1,647,712	$ 59,023,917	4,515,643	$ 180,986,295	4,224,993	$ 109,941,907	6,227,907	$124,482,468

	Global Growth Series				Managed Sectors Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998		Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	2,284,833	$ 41,021,343	2,851,168	$ 43,338,836	2,980,721	$104,644,010	2,160,575	$ 59,341,560
Shares issued to shareholders in reinvestment of distributions	704,297	11,548,753	1,281,309	20,206,241	—	—	1,872,964	53,791,547
Shares reacquired	(2,762,363)	(47,378,680)	(3,594,142)	(52,361,835)	(2,813,473)	(92,450,323)	(2,799,501)	(75,634,669)
Net increase	226,767	$ 5,191,416	538,335	$ 11,183,242	167,248	$ 12,193,687	1,234,038	$ 37,498,438

	Massachusetts Investors Trust Series				Research Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998		Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	13,463,473	$ 496,916,788	13,386,792	$471,198,051	6,272,326	$ 148,336,309	9,806,685	$205,506,332
Shares issued to shareholders in reinvestment of distributions	4,121,746	152,875,540	2,883,270	101,692,939	1,522,097	35,358,306	1,643,741	35,307,562
Shares reacquired	(7,109,457)	(260,306,523)	(2,767,083)	(94,714,987)	(5,617,721)	(133,342,798)	(3,020,830)	(60,785,179)
Net increase	10,475,762	$ 389,485,805	13,502,979	$478,176,003	2,176,702	$ 50,351,817	8,429,596	$180,028,715

	Total Return Series				Utilities Series			
	Year Ended December 31, 1999		Year Ended December 31, 1998		Year Ended December 31, 1999		Year Ended December 31, 1998	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	13,008,731	$ 254,791,634	12,042,006	$ 252,709,674	7,687,866	$130,877,546	5,319,794	$ 86,783,548
Shares issued to shareholders in reinvestment of distributions	14,903,204	287,631,830	9,818,758	200,597,386	1,909,924	30,921,663	1,152,938	18,458,544
Shares reacquired	(19,033,276)	(370,968,477)	(10,090,437)	(209,007,170)	(2,235,342)	(38,179,041)	(722,188)	(11,690,902)
Net increase	8,878,659	$ 171,454,987	11,770,327	$ 244,299,890	7,362,448	$123,620,168	5,750,544	$ 93,551,190

(6) Line of Credit

Each Series and other affiliated funds participate in an $820 million unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of Series shares. Interest is charged to each Series, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fees allocated to each Series for the year ended December 31, 1999, were as follows:

	Commitment Fee
Capital Appreciation Series	$12,796
Emerging Growth Series	6,709
Global Growth Series	2,257
Managed Sectors Series	2,983
Massachusetts Investors Trust Series	14,758
Research Series	7,850
Total Return Series	13,629
Utilities Series	2,235

Each Series and other affiliated funds also participate in a $20 million uncommitted, unsecured line of credit provided by "the custodian" or "a custodian bank" under a line of credit agreement. Borrowings may be made to temporarily finance the purchase of securities or the redemption of shares.

(7) Restricted Securities

Each Series of the Trust is restricted from investing more than a certain amount in securities which are subject to legal or contractual restrictions on resale. Such restrictions range from 0%-15% of the Series' net assets. At December 31, 1999, the Global Growth Series and the Total Return Series owned the following restricted securities, excluding securities issued under Rule 144A, constituting 0.23% and 0.03% of net assets, respectively, which may not be publicly sold without registration under the Securities Act of 1933. Each Series does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith, at fair value, by the Trustees.

Series	Description	Date of Acquisition	Shares/ Par Amount	Cost	Value
Global Growth Series	Malayan Banking Berhad	10/14/99,11/10/99	53,000	$171,576	$ 178,875
	Malaysian Pacific Industries Berhad	10/14/99,11/10/99	49,000	177,368	300,125
	Resorts World Berhad	10/14/99,11/10/99	68,000	172,779	185,300
	Sime Darby Berhad	10/14/99,11/10/99	146,000	166,227	175,930
	Telekom Malaysia Berhad	10/14/99,11/10/99	58,000	165,444	213,150
				$853,394	$1,053,380
Total Return Series	Merrill Lynch Mortgage Investors, Inc., 8.426s, 2022	6/22/94	$514,000	$356,266	$ 480,911

Independent Auditors' Report

To the Trustees and Shareholders of MFS/Sun Life Series Trust:

We have audited the accompanying statements of assets and liabilities, including the portfolio of investments, of Capital Appreciation Series, Emerging Growth Series, Global Growth Series (formerly World Growth Series), Managed Sectors Series, Massachusetts Investors Trust Series (formerly Conservative Growth Series), Research Series, Total Return Series, Utilities Series, (each a portfolio of MFS/Sun Life Series Trust) as of December 31, 1999, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios comprising MFS/Sun Life Series Trust as of December 31, 1999, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 3, 2000

Federal Tax Information

The following Series have designated capital gain dividends for the year ended December 31, 1999:

Capital Appreciation Series	$183,332,418
Emerging Growth Series	12,679,477
Global Growth Series	10,894,673
Massachusetts Investors Trust Series	138,450,704
Research Series	32,300,619
Total Return Series	211,196,666
Utilities Series	9,253,768

Dividends Received Deduction

For the year ended December 31, 1999, the amount of distributions from income eligible for the 70% dividends received deduction for corporations were as follows:

	Dividends Received Deduction
Capital Appreciation Series	48.08%
Global Growth Series	42.10%
Massachusetts Investors Trust Series	100.00%
Research Series	100.00%
Total Return Series	25.22%
Utilities Series	11.91%

Foreign Source Income and Foreign Tax Credit

For the year ended December 31, 1999, income from foreign sources for the Global Growth Series was $2,644,186, and the Series designated a foreign tax credit of $299,037.

MFS' Year 2000 Readiness Disclosure

MFS Investment Management®, as an investment adviser and on behalf of the MFS funds, is committed to the effective use of technology in managing our portfolio investments, delivering high-quality service to MFS fund shareholders, retirement plan participants, and MFS' institutional clients, and supporting the financial consultants who sell our products.

MFS can now say that it is ready for the Year 2000. Our testing has demonstrated that MFS' computer hardware and software will recognize "00" as the Year 2000 and will not confuse those digits with 1900. All of our critical business applications and processes have been successfully tested, and we have adopted companywide policies that will help us maintain our readiness through the remainder of the year. Any new technology that is brought into the company before the end of the year will be held to the same stringent standards as our current technology. We have also developed a vendor readiness survey, contacted over 700 of our vendors, and established an ongoing process to review responses, as well as to review readiness statements of new vendors and products.

MFS recognizes that fund shareholders and institutional clients also are concerned about whether the companies whose securities are held in their portfolios are addressing Y2K issues. As part of the MFS Original Research® process of evaluating portfolio investments, one of the many relevant factors that MFS' portfolio managers and research analysts may consider is a company's Y2K readiness.

Y2K readiness is an enormously complex, worldwide issue. No company or institution can guarantee that it will be unaffected by the Y2K issue. While MFS is taking significant steps to protect the integrity of its internal systems, there can be no assurance that these steps will be sufficient to avoid any adverse impact on MFS fund shareholders, retirement plan participants, or institutional clients.

If you have further questions regarding MFS' Year 2000 Readiness Program, please visit our Web site at **www.mfs.com,** call our toll-free line, **1-800-637-4406,** or write to the MFS Year 2000 Program Management Office by e-mail at y2k@mfs.com or by letter at 500 Boylston Street, Boston, MA 02116-3741.

Year 2000 Readiness Disclosure

Sun Life Assurance Company of Canada (U.S.)

The potential hazard of computers having difficulty dealing with the year 2000 has been widely reported in the media. Essentially, the “Y2K” problem stems from some computer software being written in a way that will handle only two digits of a year rather than the full four digits. This becomes a problem when 2000 is perceived as simply “00”, with the result that the computer software interprets the date as 1900 rather than 2000.

Sun Life began working on this problem in 1995 when a Company strategy for dealing with the issue was approved by systems management. It was apparent that effective support from senior management was a key component to successfully correcting Sun Life’s systems. For this reason, in early 1996 Sun Life’s Chairman and CEO delivered a clear mandate to make Y2K a top priority. Since that time project teams have inventoried and assessed nearly 2000 systems around the Company.

The vast majority of Sun Life’s systems have already been tested, and, based on these tests, have been certified as compliant. The relatively few remaining systems will be certified compliant during the course of 1999. Even though relatively few Y2K bugs were actually found during analysis, it has been Sun Life’s policy to test every system before it can be certified as compliant. The price tag for this massive project has been steep — over $100 million (Cdn). However, we consider the money well spent when it means that Sun Life can move into the year 2000 and beyond confident that our systems will support Sun Life’s position as a leader in the financial services industry.

The preceding is a Year 2000 Readiness disclosure pursuant to the Year 2000 Readiness disclosure Act enacted by the United States Congress on October 19, 1998.

MFS®/Sun Life Series Trust

500 Boylston Street, Boston, MA 02116-3741

Investment Adviser

Massachusetts Financial Services Company
500 Boylston Street, Boston, MA 02116-3741

Custodian and Dividend Disbursing Agent

State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110-2875

Auditors

Deloitte & Touche LLP

Portfolio Managers*

JEAN O. ALESSANDRO
DAVID A. ANTONELLI
JOHN W. BALLEN
STEPHEN C. BRYANT
DAVID M. CALABRO
MITCHELL D. DYNAN
JOSEPH C. FLAHERTY, JR.
GEOFFREY L. KURINSKY
JOHN D. LAUPHEIMER, JR.
DAVID R. MANNHEIM
PAUL M. McMAHON
STEVEN E. NOTHERN
LISA B. NURME
STEVEN PESEK
BERNARD A. SCOZZAFAVA
MAURA A. SHAUGHNESSY
TONI Y. SHIMURA
FREDERICK J. SIMMONS
BRIAN E. STACK

†Independent Trustee
#Sun Life Assurance Company of Canada
*MFS Investment Management®

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